UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-39595

NERDY INC.

(Exact name of registrant as specified in its charter)

Delaware	**98-1499860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8001 Forsyth Blvd., Suite 1050
St. Louis, Missouri 63105
(Address of Principal Executive Offices) (Zip Code)

(314) 412-1227
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	NRDY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's Class A common stock, par value $0.0001 per share, held by non-affiliates as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $266,865,083.

Indicate the numbers of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class A common stock, par value $0.0001 per share - 107,054,796 shares of common stock as of February 13, 2024
Class B common stock, par value $0.0001 per share - 66,660,020 shares of common stock as of February 13, 2024

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement for its 2024 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions, or strategies regarding the future. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "approximately," "believes," "contemplates," "continues," "could," "estimates," "expects," "intends," "may," "might," "outlook," "plans," "possible," "potential," "predicts," "projects," "should," "seeks," "will," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Our financial condition, results of operations, and cash flows may differ materially from those in the forward-looking statements as a result of various factors, including:

- our limited operating history, which makes it difficult to predict our future financial and operating results;

- our history of net losses;

- risks associated with our ability to acquire and retain customers in our Consumer business;

- risks associated with operating and scaling up our Institutional business;

- risks associated with our intellectual property, including claims that we infringe on a third-party's intellectual property rights;

- risks associated with our classification of some individuals and entities we contract with as independent contractors;

- risks associated with the liquidity and trading of our securities;

- risks associated with payments that we may be required to make under the tax receivable agreement;

- litigation, regulatory, and reputational risks arising from the fact that many of our Learners are minors;

- changes in applicable law or regulation;

- the possibility of cyber-related incidents and their related impacts on our business and results of operations;

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

- risks associated with managing our rapid growth; and

- other risks and uncertainties included under "Risk Factors" in Part I, Item 1A of this report.

The forward-looking statements in this report are based on information available as of the date of this report and current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under "Risk Factors" in Part I, Item 1A of this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY OF RISK FACTORS

We are subject to a variety of risks and uncertainties, including those highlighted under "Risk Factors" in Part I, Item 1A of this report, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could adversely affect our financial condition, results of operation, and cash flows. These risks include, but are not limited to, the following:

Risks Related to Our Business Model, Operations, and Growth Strategy

- We have a limited operating history, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future;

- We have incurred significant net losses since our formation, and it may be difficult for us to achieve and maintain profitability;

- Economic conditions, including slower growth or recession, may adversely affect our business, results of operations, and financial condition by reducing demand for the services provided on our platform;

- We contract with some individuals and entities classified as independent contractors, not employees, and if federal or state law mandates that they be classified as employees, our business may be adversely impacted;

- Our business depends heavily on the adoption of our offerings by new and existing customers. If we fail to attract new Learners or retain existing Learners, our revenue growth and profitability may be adversely impacted;

- We rely on our new and existing Learners to drive utilization and to generate revenue;

- Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control;

- Many of our Learners are minors, which may subject us to significant and/or heightened litigation risks, regulatory scrutiny, and reputational damage;

- Our reputation, brand, and the network effects among Experts and Learners on our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand, and network effects, our business, financial condition, and results of operations could be adversely affected;

- We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners or Experts, which could have a material adverse effect on our business;

- If we are not successful in scaling up our Institutional offering to educational systems, we could suffer losses and our results of operations could suffer;

- Contracts with education systems present unique risks and uncertainties that are not present when selling directly to Learners;

- We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, the success of our business model may be compromised;

- Computer malware, viruses, hacking, phishing attacks, spamming, and other cyber-related incidents could harm our business and results of operations;

- We depend on third-party vendors, tools, and platforms for services, including but not limited to hosting, discovery, advertising, delivering content, and more;

- We face competition from established as well as other emerging companies and technologies, which could divert customers to our competitors, result in pricing pressures, and significantly reduce our revenue;

- Part of our revenue is based on demand related to certain tests and admissions to certain types of schools, which could face headwinds; and

- We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

Risks Related to Regulations

- Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

Risks Related to Intellectual Property

- We operate in an industry with extensive intellectual property litigation, and we have been, and may be in the future, subject to claims related to a violation of a third-party's intellectual property rights. Such claims against us or our important vendors and suppliers, even where meritless, can be costly to defend and may hurt our business, results of operations, and financial condition; and

- Failure to adequately protect our intellectual property and other proprietary rights could adversely affect our business, results of operations, and financial condition.

Risks Related to Ownership of Class A Common Stock, Our Status as a Public Company, and the Tax Receivable Agreement

- A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of Class A Common Stock to drop significantly, even if our business is performing well;

- Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, beneficially owns a significant portion of our common stock and has significant influence over us;

- We may be required to make payments under the tax receivable agreement for certain tax benefits that we may claim, and the amounts of such payments could be substantial;

- In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement; and

- We will not be reimbursed for any payments made under the tax receivable agreement in the event that any tax benefits are subsequently disallowed.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our businesses, financial condition, results of operations, and cash flows.

ITEM 1.   BUSINESS.

Unless otherwise stated or the context otherwise indicates, all references in this Form 10-K to "Nerdy," "the Company," "us," "our," or "we" mean Nerdy Inc. and its consolidated subsidiaries.

Business Overview

We operate a platform for live online learning. Our mission is to transform the way people learn through technology. Our purpose-built proprietary platform leverages technology, including artificial intelligence ("AI"), to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including one-on-one instruction, small group tutoring, large format classes, tutor chat, essay review, adaptive assessments, and self-study tools. Our flagship business, Varsity Tutors LLC ("Varsity Tutors"), is one of the nation's largest platforms for live online tutoring and classes. Our solutions are available directly to Learners ("Consumer(s)"), as well as through education systems ("Institution(s)"). Our platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality live online learning. Our offerings also include *Varsity Tutors for Schools*, a product suite that leverages our platform capabilities to offer high-dosage tutoring and our online learning solutions to Institutions. We have built a diversified business across multiple audiences, including: K-8, High School, College, Graduate School, and Professional.

Our Two-Sided Network

Nerdy connects Learners of all ages with the Experts they need to advance and develop in-demand skills, pass critical exams and certifications, excel academically, and live up to their potential. Nerdy allows people to learn online in thousands of subjects, when they want, from the convenience of home, school, and any other location at the click of a button.

Learners

We serve a diverse population of audiences across the entire learning life cycle from kindergarten all the way through professional. Learners use our platform for a broad set of purposes:

- to proactively improve their academic performance;

- to remediate academic underperformance;

- for enrichment to learn about a subject they are passionate about or to advance a foundational skill they want to develop;

- to learn new professional and technical skills;

- to obtain professional and technical designations and certifications;

- to maximize their chances of admission into their school or program of choice, spanning private schools, to undergraduate programs, to graduate school, and beyond; and

- to address COVID-19-related learning loss.

Our value proposition for Learners

- *Trust*: We are relentlessly focused on delighting our Learners and building a powerful brand founded on the principle of trust. It is our objective that Learners believe that Nerdy is a trusted online learning destination.

- *Quality Experience*: Learners choose our platform because of the superior learning experience we provide and the intuitive and purpose-built technology we offer to interact with the Experts. Our AI-powered Learner-Expert matching engine intelligently matches Learners with Experts who best fit their specific needs in order to deliver effective live learning. Additionally, Learners benefit from our modern technology and learning tools, including adaptive testing capabilities, that support a collaborative interaction and optimize the learning experience.

- *Convenience*: Our platform makes learning engaging and accessible. Learners can access thousands of Experts on Nerdy's platform using numerous devices, providing them with the ability to learn across our various learning formats anytime and from anywhere, including at pre-scheduled times and on-demand.

- *Long-Term, Consistent Learning*: We have developed products that have created an opportunity to develop longer and more all-encompassing relationships that span academic calendar years, subjects, and learning formats.

- *Purpose-Built Technology*: Our platform was designed specifically for learning with interactive technology tools such as two-way video, collaborative work-spaces, recording and replay capabilities, and adaptive diagnostic testing, as well as integrated personalization features to facilitate instruction and provide a more engaging and enjoyable experience to Learners.

- *Expansive Range of Subjects*: We are focused on developing breadth and depth in our subject catalog. The thousands of subjects we currently offer our Learners serves their needs across the entire learning lifecycle.

- *Learning Across Multiple Formats*: Learning Memberships combine all of our products into a singular solution with all-inclusive pricing, making it easy and affordable for Learners to engage in multiple learning formats.

- *Cost Effective*: We believe we provide the best value for our Learners by offering a cost-effective and superior learning experience in comparison to traditional offline learning models. The flexibility of access provided by our platform along with the expansive subject catalog and multi-format learning experience at varying price points alleviates the inefficiencies of legacy models.

Experts

Our platform attracts highly qualified and experienced Experts who are passionate about helping people learn and interested in earning supplemental income in a flexible and convenient manner. They come from varied backgrounds, including teachers, professors, professionals, graduate and college students, retirees, and self-employed individuals. Our rigorous multi-step interview and vetting process leverages technology, including AI and process automation, and conditional human review for candidate evaluation. This confluence of technology, process automation, and AI allows us to source high quality Experts at scale with minimal human labor, making the process highly scalable and efficient. We have strong and growing engagement in the Expert network, and have the ability to scale with demand.

Our value proposition for Experts

- *Large Learner Population, Strong Income Potential, More Convenient*: Our platform empowers Experts with the convenience of immediate access to a large audience of Learners, providing the opportunity for meaningful supplementary earnings without the required effort to find new customers and without geographical constraints.

- *Consistent Opportunities*: Consumer demand trends toward recurring, 'always on' relationships has also impacted how Experts interact with our platform. As a result of our subscription-based business, Experts have the ability to develop deeper relationships that allow for more consistent revenue-generating opportunities.

- *Flexibility*: As the modern workforce mindset shifts toward flexibility and choice, our platform empowers Experts to work from wherever, whenever, and however they want, giving them convenience and control over their work schedule.

- *Purpose-Built Technology*: Our platform empowers Experts with interactive technology features such as two-way video, collaborative work-spaces, recording and replay capabilities, and adaptive diagnostic testing, as well as integrated personalization features to make delivering online instruction easy.

- *Frictionless Payment Processing*: We ensure the Experts are paid on-time and securely with frequent payments, alleviating administrative burden and hassle and allowing them to focus on helping Learners learn.

Industry Background and Key Trends

There are several favorable trends in the learning market that make our platform and proposition appealing on both sides of the network and we believe that our business will disproportionately win as these category dynamics shift.

- *Secular Digitization of Learning and the Impact of AI*: We believe the learning industry is undergoing a rapid digital transformation. Technology, including AI, has lowered the barriers for individuals to access learning opportunities and connect with Experts on a global scale and is removing the inefficiencies of in-person interactions, increasing affordability, extending geographic access, and providing flexibility and convenience through on-demand online models. We leverage both internally developed and externally licensed capabilities related to AI and machine learning, which allows large data sets to be leveraged and understood in a way that can generate substantial insights that drive the personalization of the learning experience. We believe increased digital connectivity between Learners, Experts, and other key stakeholders is substantially improving the user experience and enabling personalized learning at scale.

- *Consumerization of Learning*: The transition in parents' and modern Learners' preferences towards finding, curating, and managing their own learning is reshaping the learning markets and contributing to the digitization of learning. As a result of this shift in consumer behavior, learning providers have emerged that focus on direct-to-consumer models making learning resources, including live learning, available broadly and on-demand. By providing numerous learning formats to help Learners access top Experts across multiple learning formats, our platform empowers both Learners and Experts to have more agency, optimize interactions, and enhance their learning and instructing experience.

- *Demand for Long-Term, Consistent Learning*: Learners are expressing interest in supplemental learning solutions that support a more consistent use pattern over extended periods of time and a default to recurring, 'always on' relationships.

- *Learning Loss and Chronic Absenteeism*: The National Center for Education Statistics ("NCES") published what is known as the "Nation's Report Card". Recent results have shown that fourth and eighth graders have fallen behind in reading and dropped to levels not seen since 1992 and math scores have had the largest ever decline on record. Meanwhile, according to one study, "chronic absenteeism", which is defined as the percentage of students absent more than 10% of school days, was at 26% in certain states in 2023. This is above pre-pandemic levels of 15% in 2019. The acuity of these problems, combined with the growing broad bipartisan recognition that high-dosage tutoring is a highly effective way to address the issue, is leading to an acceleration in market activity, with multiple states focused on rolling out state-funded, statewide tutoring programs.

- *Changing Workforce Dynamics*: The advent of technology has dramatically changed how people view work, and platforms that enable interactions directly between providers and consumers are disrupting traditional, antiquated models. The shifting mindset of today's workforce towards seeking flexibility, freedom, and personal fulfillment has enabled transformation of several categories in recent years. We believe these dynamics will also fundamentally change the way people learn. We have a significant opportunity to leverage technology to connect highly qualified Experts directly to Learners of all ages and to enable high quality live learning at scale.

- *Shift to Lifelong and Skills-Based Learning*: Our economy has evolved to a knowledge-based economy, with employers competing for workers with the most job-appropriate and up-to-date skill sets. Additionally, technological advancements and their resulting transformational changes across industries are impacting skill requirements in today's workplace. As a result, today's workforce needs to constantly learn new concepts and skills to keep pace with fast-changing job requirements without the heavy penalty of having to temporarily exit the workforce. Our learning platform is ideally positioned to provide today's professionals the flexibility to continue their learning journey at their convenience while acquiring the requisite skills across a vast range of subjects and multiple learning modalities, and also provide their employers with a return on their investment.

Our Solution - A Comprehensive Online Learning Destination

To address the large market opportunity, we built Nerdy and our flagship business, Varsity Tutors, to be a leading, multi-format, online learning destination. Our platform-oriented approach to growth allows us to leverage the shared capabilities we have developed - that serve as building blocks that can be modified for different markets and audiences - and allows us to efficiently enter new markets and modify our product offerings to the unique aspects of each group of Learners. In doing so, we're able to build solutions that improve quality, decrease cost, improve convenience, and meet the needs of Learners by enabling access to high quality live learning, and other powerful learning resources.

Learning Memberships

In 2022, we continued to evolve our product offerings to better meet the needs of Learners by launching Learning Memberships, our 'all access' subscription offering that aims to support Learners across academic calendar years, subjects, and learning formats. Learning Memberships include access to one-on-one instruction, small group tutoring, large format classes, tutor chat, essay review, adaptive assessments, and self-study tools. Learning Memberships are for Learners of all ages, ranging from kindergarten to college and professional Learners, and can be used in any subject, at any time. Memberships are helping transform our relationship with customers into one that is recurring in nature and spans subjects and learning formats. The model encourages ongoing consistent learning over longer periods of time, which is leading to significant improvements in customer engagement and lifetime value.

In 2023, we introduced a significantly upgraded and enhanced Learning Membership digital experience. The updates are aimed at enriching the experience, encouraging achievement, reinforcing personal accountability to learning, and improving the discoverability of learning formats and subjects. From many years of experience, we believe that when customers engage more deeply with our products, including across multiple learning formats, multiple subjects, or multiple students per household, it is highly predictive of stronger long-term retention and higher lifetime value of those customers. These upgrades of the digital experience for Learners are in service of that ultimate outcome and are aimed at increasing engagement across each of those vectors. The new Learning Membership experience includes:

My Learning Hub

The new My Learning Hub transforms the way members engage with our platform, making engaging and discovery with our platform more intuitive and user-friendly. The My Learning Hub serves as the new home page and central destination for

Learning Members, allowing members to effortlessly access their upcoming live tutoring schedule, easily track their past learning interactions in a subject, and track progress and achievement toward learning goals. The My Learning Hub enables easier discovery of new subjects, and will encourage users to explore additional areas of interest through personalized AI-generated learning recommendations that predict and suggest the next product interaction across learning formats and subjects that are most likely to drive engagement and customer value. My Learning Hub also brings together all of the key account management information and resources into a simple user experience that provides easy self-service management tools to better meet the changing needs of Learning Members and, at the same time, drive operating efficiency.

Subject Portals

Our new Subject Portals enable Learners to easily find all the different ways they can learn a given subject. We know our typical Learner prefers to learn a given subject in multiple different ways and this new experience honors that with improved discoverability. With the new Subject Portal experience updates, we aim to increase the number of learning formats Learners leverage on our platform in each subject, thereby driving increases in engagement and frequency of use and improving the value received by Learners.

AI Content Generation

With AI Content Generation, we used generative AI to generate lesson plans, including problems, answers, and explanations. In addition, the AI Lesson Plan Generator is embedded in the user interface in the Live Learning Platform itself as a dynamic and editable pane that is present during the live video-based tutoring sessions. Experts can use the Lesson plan 'as is', or edit it to the needs of the Learner on the fly to further enhance and personalize the content in real time to the needs of the Learner. We believe the expansion of AI generated content and practice resources will lead to more frequent engagement in between tutoring sessions and a more personalized and specific experience tailored to the concepts and skills where the Learner needs the most support.

AI Tutor Chat

AI Tutor Chat enables Learners to receive help from an AI tutor. Learners are able to get help faster and learn in the way that best suits their needs and objectives at that moment. AI Tutor is able to provide a high level of customer satisfaction across a broad array of subjects, which we believe will lead to increased engagement on the platform.

Learning Platform as a Service

Our Learning Platform as a Service offers a customizable set of solutions allowing learning to be 'always on' and available for Learners. By offering a comprehensive suite of learning solutions, Institutions can add services and product offerings over time as needs evolve, allowing Nerdy to be a long-term partner to Institutions as they seek recurring and durable relationships.

Our Learning Platform as a Service offering leverages the technology infrastructure and product capabilities originally developed for our Consumer business, providing a single comprehensive software platform that allows Institutions to roster entire student bases and deploy solutions for different segments of students.

In 2022, as part of our 'always on' vision, we built two access and subscription-based products, Teacher Assigned and On Demand, for our Institutional business that were oriented toward providing district-wide solutions that could be deployed across entire student and teacher populations, significantly widening the impact we can have with our school district partners.

 In 2023, we made significant platform enhancements that have enabled us to further shift our Institutional business to one that is access and subscription-based, and that provides more value to our Institutional customers. The *Varsity Tutors for Schools* platform now comes with access to powerful academic resources and tools, and the ability to choose between three simple models for high-dosage tutoring administration. The breadth of the resources included in the platform allows us to serve a much broader set of needs for our Institutional partners and greatly expands the number of students we can impact within school districts.

We also made significant improvements to our high-dosage tutoring product by providing more flexible implementation models and pricing options that enable school districts to more easily implement large-scale, high-dosage tutoring to a broader base of students. Our Teacher Assigned product was our first 'always on' subscription based offering for districts that enabled teachers to provide high-dosage tutoring to students in the classroom based upon their unique insights and knowledge of what was occurring. We've seen strong engagement with Teacher Assigned districts and growing excitement in the market for this solution. The insights garnered from Teacher Assigned, combined with learnings from our new subscription-based Consumer model, led to us introducing two new access-based subscription products in 2023, District Assigned and Parent Assigned.

These new products provide *Varsity Tutors for Schools* with a comprehensive product portfolio capable of meeting the high-dosage tutoring needs of school districts by providing the flexible implementation models that meet the common use cases districts encounter, allowing them to better serve students and their community. School district leaders know the specific needs of their students, teachers, and communities best and now our multiple high-dosage tutoring models make it easier for them to implement a solution seamlessly and aligned with the unique needs of their district. With *Varsity Tutors for Schools*, you can now choose to administer tutoring centrally at the school district level, empower teachers to manage tutoring, or provide parents with Learning Memberships and oversee tutoring outside of schools for their own students.

- *District Assigned*: Offers a suite of features that helps school staff deliver personalized tutoring to targeted groups of students with a focus on bridging learning gaps. Using District Assigned, school administrators can manage tutoring programs centrally, identify the school division staff that is best suited to request tutoring, and define academic focus areas for student learning.

- *Teacher Assigned*: When students start to fall behind in class, Teacher Assigned tutoring empowers the educators who know them best to schedule face-to-face personalized instruction from high quality consistent tutors. Teachers get an extra set of hands per student while every student receives the individualized support they need to close learning gaps and return to class more confident and engaged.

- *Parent Assigned*: Empowering parents to be advocates for their child's learning can help them take an active role in their student's educational experience. Our parent program enables school district parents to request tutoring for their students and schedule sessions at home with access to Learning Memberships. Parents can also register their students for our live classes, leverage our recorded content to help students with homework, and use our adaptive assessments to understand their student's learning gaps and progress.

As part of our partnerships with Institutions, we provide them access to the *Varsity Tutors for Schools* platform. Our comprehensive platform access includes: 24/7 chat-based tutoring, essay review & coaching, live enrichment classes, SAT and ACT test prep classes, *StarCourses*, self-study tools, college & career readiness resources, adaptive assessments, and recorded enrichment classes.

We believe the simplification and evolution of our product suite that positions *Varsity Tutors for Schools* as the product, with access to powerful academic tools and resources included that is supported by three flexible models for administering high-dosage tutoring, better positions us to attract new Institutional customers to the offering while also building deeper and larger relationships with existing ones.

Our Technology Platform

Our Consumer and Institutional models are driven by a scalable technology platform that is engineered for learning. We consistently invest in improving our capabilities and technology architecture, as well as in developing new solutions that can be leveraged across new markets and audiences. Importantly, the investments we make to support a learning solution for one audience can be scaled to apply to new audiences, resulting in returns that are multiples of our initial investment. There are specific groupings of core competencies, or layers, of our platform that we believe to be particularly differentiated and powerful. We collectively call them AI for HI®, short for Artificial Intelligence for Human Interaction.

The latest AI advancements are allowing us to rapidly develop transformative experiences involving the real-time generation of content with near zero costs and improving our ability to deliver live human interaction and personalized learning at scale. With the use of generative AI for content creation, we have been able to rapidly expand Subject Portals to our top 200 most in-demand subjects, and have simultaneously expanded the amount of learning resource content available within each Subject Portal. Additionally, we also rolled out AI Lesson Plan Generator and AI Tutor Chat to enhance the user experience and drive increased engagement on the platform.

Looking ahead, we will continue to deploy new capabilities and products. We expect to see improvements in retention over time as we deliver new products, improve customer and tutor management tools, and drive improved engagement.

Our Growth Strategy

We have multiple growth vectors that we believe will enable us to further scale our platform by attracting and retaining more Learners and Experts through deeper and more meaningful relationships.

As a leading provider of live, online learning and one of the largest platforms for live, online learning in the U.S., we attract and help Learners across multiple audience segments and subjects. We are continually investing in broadening our existing catalog of subjects for audiences across the learning lifecycle, including live instruction solutions, as well as proprietary content used for adaptive assessments and self-study. We consistently invest in improving our capabilities, technology architecture, and developing new solutions that can be leveraged across new markets and audiences. We believe that as our range of subjects offered and audiences served through the platform grows across learning categories, our market presence and brand recognition will expand, driving more Learners and Experts to our platform.

Direct-to-Consumer Audience

Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats. We are focused on further penetrating our core audiences and continuing to improve the product and customer experience in order to further expand our appeal among our direct-to-consumer audience. As shown through our development of Learning Memberships, we are constantly exploring new methods of learning that will allow us to broaden our appeal to more Learners. We have seen strong demand and increasing engagement as we continue to evolve our services and products toward 'always on'recurring relationships with Learners that better serve our multiple direct-to-consumer audiences.

Institutional Audience

The education system in the U.S. is under tremendous stress, creating an environment with immense opportunity for transformation. While COVID-19 accelerated and amplified some of the acute challenges that existed before the pandemic, adding incremental headwinds in the process, it also created an environment where new solutions to these challenges are not only welcome, but actively being pursued. And with recent advancements in technology, like the learning solutions Nerdy offers, transforming the way people learn has never been more possible. We believe school administrators and educators are rethinking how they can deliver the best outcomes for students, looking for new solutions beyond the traditional approach, which historically solved learning demands only with internal and in-person resources. Educators and students now have the opportunity to embrace not only the wealth of digital content options available, but also the increasingly flexible and personalized learning experiences that drive student outcomes. Our Learning Platform as a Service offering leverages the technology infrastructure and product capabilities originally developed for our Consumer business, providing a single comprehensive software platform that allows Institutions to roster entire student bases and deploy solutions for different segments of students. The offerings can be deployed across large populations in a scalable manner to meet the needs of specific populations. With the strategic investments we are making to adapt our platform for Institutions and school districts, we are well-positioned to be the learning solution of choice. Our unique and scalable platform leverages millions of data points to deliver live, personalized learning, offering administrators and school officials a critical solution as they lead the next generation of Learners.

Product Innovation and Adaptation Supporting Changing Needs of our Audiences

We build new products and technology capabilities that will enable us to better meet Learner and Expert needs in the future, support innovation, and help drive continued growth while further strengthening our competitive moat. As we gain further scale, our ability to leverage data to infuse more personalization throughout the experience compounds. This leads to improved retention, monetization, and organically driven growth of new Learners and Experts using the platform. It also allows us to more effectively enter new markets and serve new audiences. We continue to evolve and enhance our product experience to build relevance and find solutions to unmet needs across all of our audiences, which opens up new avenues for growth and lifetime value expansion, and otherwise accelerates our product roadmap.

Seasonality

For information about the seasonality of our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Competition

Although we have built a scaled and differentiated platform for live learning, we compete with a variety of competitors both online and offline. We believe that the vast majority of our competition is from offline competitors. Within this market, there exist thousands of companies and hundreds of thousands of individuals that provide supplemental instruction and learning services. These span academics, test preparation, professional training and skills, adult learning, enrichment, and other categories. We believe that offline solutions are inferior to the online solution we have developed. Specifically, we believe that our platform is more efficient, convenient, effective, and affordable than most offline solutions. We believe this value proposition is a big factor in driving consumer adoption of online solutions like ours.

The offline market for live learning, both one-on-one instruction and small group tutoring, is large and fragmented. We compete for time and attention with many small and local businesses, small proprietorships, and larger national companies, including franchises. While we believe our online technology-driven solution offers significant benefits when compared to these offline options, we compete with them to attract Learners, Institutions, and Experts to our platform.

While we believe we are one of the few companies that offers a comprehensive destination for live learning online, we do compete with other direct-to-consumer and institutional solutions. Consumers have a variety of choices in terms of competitive options, and some of these competitors are well capitalized. We compete against a variety of tutor and class marketplaces and directories and also against companies that offer asynchronous and self-study products. We believe that consumer awareness is one of the primary barriers to the adoption of our online solution. While we have scaled to hundreds of thousands of users, many people and Institutions in the U.S. are not aware of the online solutions we offer. Many still believe they need to drive to a brick-and-mortar location, often during rush hour traffic, to find supplemental learning assistance. We will continue to drive consumer awareness of the value and availability of our platform.

Reverse Recapitalization

On September 20, 2021, TPG Pace Tech Opportunities Corp., an exempted company incorporated in the Cayman Islands ("TPG Pace"), and Live Learning Technologies LLC, a Delaware limited liability company (along with its wholly-owned subsidiaries, "Nerdy LLC"), consummated a business combination (the "Closing"), pursuant to the business combination agreement, dated as of January 28, 2021 (as amended, the "Business Combination Agreement"). Nerdy LLC is a holding company that is the sole owner of several operating companies, including its flagship business Varsity Tutors. Immediately prior to the Closing, TPG Pace became a Delaware corporation and was renamed Nerdy Inc. This transaction is referred to herein as the "Reverse Recapitalization." As a result of the Reverse Recapitalization, Nerdy LLC is consolidated with and into Nerdy Inc.

The Reverse Recapitalization was accomplished through an umbrella partnership corporation ("Up-C") structure, which is often used by partnerships and limited liability companies (operating as partnerships) undertaking an initial public offering. The Up-C structure allowed legacy Nerdy LLC equity holders (the "Legacy Nerdy Holders") to retain their equity ownership in Nerdy LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, and provides potential future tax benefits for Nerdy Inc. when the Legacy Nerdy Holders ultimately redeem their pass-through interests for shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") in Nerdy Inc. as a result of a tax receivable agreement (the "Tax Receivable Agreement"). Under the terms of the Tax Receivable Agreement, 85% of these potential future tax benefits realized by Nerdy Inc. as a result of such redemptions will be paid to certain Legacy Nerdy Holders.

Human Capital

We are a remote-first company, which means that working remotely is the primary option for our employees. Much like online learning affords Learners the ability to find the best Experts for their needs irrespective of location, we believe a remote-first orientation enables us to access a significantly larger talent pool from which to hire, which can serve as a long-term competitive advantage. As of February 13, 2024, we had approximately five hundred full and part-time employees, none of whom are covered under a collective bargaining agreement. Additionally, we have agreements with approximately four hundred globally-sourced, independent contractors, which are primarily used in customer support, tutor operations, and engineering roles.

Talent Acquisition, Development, Engagement, and Retention

We believe that our employees are our greatest asset and place a premium on the importance of their retention, growth, and development. We offer competitive compensation, including salary and equity, and benefits packages to meet the needs of employees where we operate. All employees are offered training and development opportunities, including free classes and tutoring on our Live Learning Platform (for which they provide feedback on their experience with the platform, which helps us improve the platform).

Diversity and Inclusion

We have a diverse talent pipeline that allows us to model our leadership principles, foster innovation, build high performing teams, and deliver results. We firmly believe that a diverse workforce enables stronger company performance, enhances culture, and better positions us to serve the varied needs of our customers. We aspire to and promote a welcoming, inclusive culture that values all people - regardless of sex, gender, race, color, religion, national origin, age, disability, veteran status, sexual orientation, gender expression, or experiences - through recruiting outreach and internal connection. We are committed to being an organization that is as diverse as the audiences we serve. As of February 13, 2024, approximately 64% of employees were women and approximately 22% of employees were racially and ethnically diverse.

Regulatory and Administrative Investigations, Audits, and Inquiries

We have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by governmental agencies concerning the classification and compensation of Experts, data security, tax issues, unemployment insurance, workers' compensation insurance, business practices, and other matters. Results of investigations, audits, inquiries, and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, reputational risks, and the diversion of management resources and other factors. For additional information regarding the impact of regulatory and administrative investigations, audits, and inquiries on our business and financial results, see "Risk Factors" in Part I, Item 1A of this report.

Government Regulation

There are a variety of regulations that apply to how we operate our business, including, for example, regulations related to marketing efforts (such as the CAN-SPAM Act of 2003, the Telephone Consumer Protection Act of 1991 ("TCPA"), Federal Trade Commission (the "FTC") guidelines related to communications with consumers, the Children's Online Privacy Protection Act ("COPPA"), the Family Educational Rights and Privacy Act ("FERPA"), among others); regulations related to data privacy of consumers (such as the California Consumer Privacy Act ("CCPA"), the Student Online Personal Protection Act ("SOPPA") among others) and how we process such information (such as the CCPA and other similar legislation that is or may be enacted (including the California Privacy Rights and Enforcement Act of 2020 ("CPRA")), as well as data security and data breaches; regulations related to background checks as regulated by the Fair Credit Reporting Act ("FCRA") and similar state laws and new hire reporting (for employees and independent contractors depending on the state) and other federal, state, local, and foreign laws of general applicability to employers, direct-to-consumer companies, and companies in general (these laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, whistleblowing and worker confidentiality obligations, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks).

There have been statutory changes and resulting ballot initiatives regarding independent contractor status that demonstrate certain sentiments among certain legislatures and the public (both favorable and unfavorable). There are also ongoing proposals as it relates to the classification of independent contractors in various states and cities, and there is potential for federal legislation regarding test(s) to determine whether independent contractors are properly classified by their putative employers. It is not possible to predict whether or when such legislative or judicial changes could or would be adopted or implemented, and there are certain proposals that, if adopted, could harm our business through a decrease in the number of Experts available through our platform or through a change to our unit level economics (in the event Experts are deemed to be employees). We may also run the risk of retroactive applications of new laws to our business model that could result in liability or losses. The Department of Labor published a final rule on independent contractor classification on January 10, 2024. The new rule, if it survives legal challenges and is implemented, changes the legal test used for classification of independent contractors under the Fair Labor Standards Act. We currently do not expect this rule making will impact the classification of our Experts as independent contractors.

We are also subject to data privacy and data security laws related to the personal information we collect from Learners and Experts. It is not possible to predict whether or when such legislation may be adopted in additional jurisdictions, and certain proposals, if adopted, could harm our business through a decrease in consumer registrations and revenue, or through a change in marketing strategies; however, a federal data privacy and security standard, which is also a possibility, may provide substantial clarity and benefits for businesses that collect and maintain such data.

These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

As stated above, we remain subject to a variety of laws and regulations. We monitor changes to applicable regulations and design our policies and practices to comply with the existing interpretations or applications of such applicable state and federal regulations. There is also a possibility of retroactive application of new laws to the business.

For additional information regarding the impact of government regulation on our business and financial results, see "Risk Factors" in Part I, Item 1A of this report.

Intellectual Property

We believe that our intellectual property rights are valuable and important to the business. We rely on trademarks, trade names, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to the platform are larger contributors to our success in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the U.S. and other countries to the extent it is determined to be appropriate and cost-effective. As of February 13, 2024, we have several registered and pending trademarks in the U.S. and foreign jurisdictions. Additionally, we have common law rights in some trademarks in the U.S. and foreign jurisdictions, as well as many registered copyrights in the U.S. We also have numerous registered domain names for websites that are used in the business, such as www.nerdy.com, the businesses of the subsidiary entities, such as www.varsitytutors.com, and other businesses and their respective variations.

We continue to evaluate and act upon additional intellectual property protections to the extent we believe it would be beneficial and cost-effective to do so. Despite efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see "Risk Factors" in Item 1A of this report.

Available Information

We make available, free of charge, through our website (www.nerdy.com) reports we file with, or furnish to, the U.S. Securities and Exchange Commission (the "SEC"), including our annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. The SEC maintains an internet site containing these reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. All of these documents also are available to stockholders at no charge upon request sent to our corporate secretary (8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105, Telephone: 314-412-1227). The information and other content contained on our website are not part of (or incorporated by reference in) this report or any other document we file with the SEC.

Information about our Executive Officers

The section below provides information regarding our executive officers as of February 13, 2024:

Charles Cohn, age 38, is our Founder, Chairman, President, and Chief Executive Officer. Mr. Cohn founded the Company in 2007. Mr. Cohn previously worked in energy & power investment banking at Wells Fargo Securities and venture capital at Ascension Ventures, which he then left to focus on growing Nerdy full-time at the end of 2011. He serves on the national council board of the entrepreneurship program at Washington University in St. Louis. Mr. Cohn has a BSBA in Finance and Entrepreneurship from Washington University in St. Louis.

Jason Pello, age 44, has served as our Chief Financial Officer since October 2020. Previously, Mr. Pello served as our Vice President, Finance and Accounting from September 2019 until October 2020. Prior to joining Nerdy, Mr. Pello served as Vice President, Corporate Finance at Save-A-Lot, a grocery chain owned by private equity from December 2017 until September 2019. Prior to that role, Mr. Pello served as Vice President, Internal Audit from November 2015 through November 2017, and Interim Vice President of Financial Planning & Analysis from October 2016 through November 2017, at Caleres (formerly Brown Shoe Company), a publicly traded shoe retailer. Mr. Pello holds a Bachelor's and Master's degree in Accounting from the University of Missouri-Columbia and is a registered CPA in Missouri (inactive).

Chris Swenson, age 52, has served as our Chief Legal Officer and Corporate Secretary since August 2019, having started Nerdy's legal department in May 2015 as its Vice President and General Counsel. Prior to joining Nerdy, Mr. Swenson was a partner at the national law firm of Polsinelli PC, and began serving as Nerdy's outside counsel in 2008, shortly after it was founded. Mr. Swenson received a BSBA with distinction and a BA from Washington University in St. Louis, as well as his law degree from the University of Missouri-Kansas City.

ITEM 1A. RISK FACTORS.

In addition to the factors discussed elsewhere in this report, the following risks and uncertainties, some of which have occurred and any of which may occur in the future, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations, and cash flows. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this report entitled "Cautionary Note Regarding Forward-Looking Statements" on page 1 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Risks Related to Our Business Model, Operations, and Growth Strategy

We have a limited operating history, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future.

We have a limited operating history and we may not achieve our expected financial and operating results in the future. Further, we cannot assure you that our newer products and services, or any other products and services we may introduce or acquire, will be integrated effectively into our business, achieve or sustain profitability, or achieve market acceptance at levels sufficient to justify our investment.

Our ability to fully integrate these new services into our platform or achieve satisfactory financial results from them is unproven. Because we have a limited operating history and the market for our services, including newly built products and services, is rapidly evolving, it is difficult for us to predict our operating results, particularly with respect to our most recent offerings. If the markets for a direct-to-consumer or an institutional, online learning platform do not develop as we expect or if we fail to address the needs of these markets, our business may be harmed. Some of our offerings have only been meaningfully integrated into our broader platform over the past year and thus have a limited operating history.

You should consider our business and prospects in light of the risks, expenses, and difficulties typically encountered by companies in their early stage of development, including, but not limited to, our ability to successfully:

- execute on our relatively new, evolving, and unproven business model, including our shift to offering Learning Memberships and our introduction of expanded *Varsity Tutors for Schools* offerings;

- build new products and services, both internally and through third parties;

- acquire complementary products and services to expand our offerings and enhance our platform;

- attract and retain Learners and Experts and increase their engagement with/through our platform;

- manage the growth of our business, including increasing or unforeseen expenses;

- develop and scale a technology infrastructure to efficiently handle increased utilization by Learners, especially during peak periods;

- maintain and manage relationships with strategic partners;

- ensure our platform remains secure and protects the information of Learners, Experts, and other users, including Institutional customers;

- build and pursue a profitable business model and pricing strategy;

- compete with companies that offer similar services or products;

- expand into adjacent markets;

- navigate the ongoing evolution and uncertain application of regulatory requirements to our business; and

- continue our expansion into new geographic markets, including markets outside the U.S.

We have encountered and will continue to encounter these risks and if we do not manage them successfully, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

We have incurred significant net losses since our formation, and it may be difficult for us to achieve and maintain profitability.

We have experienced significant net losses since our formation in October 2007, and we may continue to experience net losses in the future. Our net losses for the years ended December 31, 2023, 2022, and 2021 were $67,669 thousand, $63,908 thousand, and $30,679 thousand, respectively.

We expect to continue to make investments in the building and expansion of our business and platform and anticipate that our cost of revenue and operating expenses may increase. Additionally, as a public company, we incur significant legal, accounting, and other expenses. We may not succeed in increasing our revenue sufficiently to offset any higher expenses, and our efforts to grow the business may prove more expensive than we currently anticipate. We may incur losses in the future for a number of reasons, including for the reasons set forth as other risks described herein. We may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors as we pursue our business plan and our business model continues to evolve. While our revenue has grown in recent periods, this growth may not be sustainable and we cannot assure you that we will be able to achieve profitability.

The Company's operations and performance depend in part on economic conditions, and adverse economic conditions may adversely affect the Company's business, results of operations, and financial condition.

Adverse macroeconomic conditions, including inflation, slower growth or a recession, tighter credit, higher interest rates, and higher unemployment rates, can adversely impact consumer confidence and spending and may affect institutional funding and spending, and these conditions may adversely affect demand for the services provided on our platform.

A health pandemic could severely affect our business, results of operations, and financial condition due to impacts on Learners and Experts that use the platform, and consumer and institutional spending more broadly, as well as impacts from remote work and remote learning arrangements, actions taken to contain the disease or treat its impact, and the speed and extent of the recovery.

A health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy. Governmental authorities around the world implemented measures to reduce the spread of COVID-19, and these measures adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, led to an economic downturn in many of our markets.

To the extent a health pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

We contract with some individuals and entities classified as independent contractors, not employees, and if federal or state law mandates that they be classified as employees, our business may be adversely impacted.

We engage independent contractors and are subject to the federal laws and regulations, including, but not limited, to the U.S. Internal Revenue Service (the "IRS") regulations, and applicable state laws and regulations regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable to the nature of the relationship between us and the independent contractors. Further, if legal standards for classification of independent contractors change, whether at the federal or state level, it may be necessary to change our business model or modify our compensation structure for these roles, including by paying additional compensation or reimbursing expenses (or whatever other requirements related to employees, versus independent contractors, are implicated by any such determination(s) or change(s)). The Department of Labor published a final rule on independent contractor classification on January 10, 2024. The new rule changes the legal test used for classification of independent contractors under the Fair Labor Standards Act. While we do not currently expect this rule will impact the classification of our Experts as independent contractors, there is a risk that as this new rule is interpreted it may subject our Experts to reclassification.

A determination in, or settlement of, any legal proceeding(s), whether we are party to such legal proceeding or not, that classifies independent contractors with whom we contract as employees, could harm our business, financial condition, and results of operations, including as a result of:

- monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to attorney general actions by states, and government fines;

- injunctions prohibiting continuance of existing business practices;

- claims for employee benefits, social security, workers' compensation, and unemployment;

- claims of discrimination, harassment, and retaliation under civil rights laws;

- managing the growth of our business, including increasing or unforeseen expenses;

- developing and scaling a technology infrastructure to efficiently handle increased utilization by Learners, especially during peak periods;

- claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

- other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

- harm to our reputation and brand.

In 2023, the Company had approximately 17 thousand Active Experts with independent contractor agreements. The Company defines an Active Expert as having instructed one or more sessions in a given period. We engage all of the Experts as independent contractors, and therefore, any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as we choose, and could damage our reputation and our ability to attract and retain Experts and employees. We may also choose to cease engaging with Experts who are located in jurisdictions where we may be prohibited or otherwise restricted from engaging Experts as independent contractors, which may adversely affect our business.

Our business depends heavily on the adoption of our offerings by new and existing customers. If we fail to attract new Learners or retain existing Learners, our revenue growth and profitability may be adversely impacted.

The success of our business depends heavily on our ability to attract and retain new and existing Learners for our online learning offerings and resources. The growth of our business also depends on the level of engagement by existing Learners with our platform. The substantial majority of our revenue depends on small transactions made by a widely dispersed population with an inherently high rate of turnover primarily as a result of changing needs. The rate at which we expand our user base of Learners and increase Learner engagement with our platform may decline or fluctuate because of several factors, including:

- our ability to acquire and retain Learners of all age segments;

- our ability to consistently provide Learners with a convenient, high-quality experience;

- the quality and prices of our products and services that we offer to Learners and those of our competitors and other learning alternatives;

- changes in standardized testing or admissions requirements;

- changes in college or university enrollment;

- changes in professional licensure, certification requirements, or regulations;

- changes in learning-related spending levels by consumers and Institutions;

- the effectiveness of our sales and marketing efforts;

- seasonal demands for our offerings may fluctuate with the seasonal nature of traditional academic calendars; and

- our ability to introduce new products and services that are favorably received by Learners.

If we do not attract more Learners to our platform and offerings or if Learners do not increase their level of engagement with our platform, our revenue may grow more slowly than expected or decline. In particular, in order to engage new Learners, we need to convince Learners of our ability to provide high-quality learning online that is better than offline and other online alternatives they may have. It may be difficult to overcome any skepticism, and there can be no assurance that online offerings of the kind we develop will ever achieve mass market acceptance.

We rely on our new and existing Learners to drive utilization and to generate revenue.

Building awareness of our product offerings and platform is critical to our ability to acquire prospective Learners, drive consumption and utilization, and generate revenue. A substantial portion of our expenses is attributable to marketing and sales efforts dedicated to attracting potential Learners to adopt our online learning offerings. Because we generate revenue based on Learners making purchases for services delivered through our platform, it is critical to our success that we identify prospective Learners in a cost-effective manner and that Learners purchase and remain active in our offerings.

The following factors, many of which are largely outside of our control, may prevent us from successfully driving and maintaining purchase and utilization of our online offerings in a cost-effective manner or at all:

- *Negative perceptions about online learning offerings and other non-traditional online services*. As a non-traditional form of delivering learning and/or instruction direct-to-consumers over the internet, our online learning offerings may be subject to increased scrutiny by prospective Learners. Online product offerings that we or our competitors offer may not be successful or operate efficiently, and new entrants to the field of online learning also may not perform well. Such underperformance could create the perception that online offerings in general are not an effective way to learn or educate, whether or not our offerings achieve satisfactory performance, which could make it difficult for us to successfully attract prospective Learners. Additionally, telehealth services, and other non-traditional online services are becoming increasingly prevalent. If any of these online products or services fail to perform well, prospective Learners may become reluctant to purchase or consume online offerings for fear that the learning experience may be substandard and begin to look for alternatives to online learning.

- *Ineffective marketing efforts*. We invest substantial resources in developing and implementing marketing and sales strategies that focus on identifying new Learners and Experts for our platform. If our execution of this strategy proves to be inefficient or unsuccessful in generating a sufficient quantity of high-quality prospective Learners and Experts, our revenue could be adversely affected.

- *Changes in search engine methodologies*. We depend in part on various search engines to direct prospective Learners to our platform. Our ability to influence the number of prospective Learners directed to our platform is not entirely within our control. As search engines revise their methodologies and incorporate AI into their offerings, these changes could adversely affect our ability to attract prospective Learners to our platform.

- *Impact of general economic and social conditions*. Purchase and utilization of our offerings may be affected by changes in the U.S. economy and, to a lesser extent, by global economic conditions.

If one or more of these factors reduces demand from Learners for our offerings, purchase or utilization could be negatively affected or our costs associated with acquisition and retention could increase, or both. These developments could also harm our reputation and make it more difficult for us to engage additional Learners or to produce new products and services, which would negatively impact our ability to expand our business.

Illegal, improper, or otherwise inappropriate activity of Experts and Learners, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by Experts and Learners, including the activities of individuals who may have previously engaged with but are not then receiving or providing services offered through our platform, could adversely affect our brand, business, financial condition, and results of operations. These activities may include harassment, sexual misconduct, unauthorized use of credit and debit cards or bank accounts, sharing of Learner accounts, sharing of Experts' accounts, and other misconduct. While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring in connection with our offerings. Such conduct could expose us to liability or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper, or otherwise inappropriate activities, such as our requirement that Experts undergo third-party background checks as part of the initial contracting process and thereafter, periodic Google/internet checks done in-house, and other related policies, are too restrictive and inadvertently prevent qualified Experts otherwise in good standing from using our offerings, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of qualified Experts on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform, on our competitors' platforms, or on any online platform, could adversely affect our reputation and brand or public perception of our industry as a whole, which could negatively affect demand for platforms like ours and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition, and results of operations.

Many of our Learners are minors, which may subject us to significant and/or heightened litigation risks, regulatory scrutiny, and reputational damage.

Because of the nature of our business, many of our Learners are minors under the age of 18. As a result, we may be subject to additional laws and regulations that are applicable when businesses interact with children, such as COPPA. Additionally, although transactions with minor children are ultimately authorized and paid for by a parent or guardian, these minor children may not have the capacity to enter into binding agreements or may have the ability to subsequently void contracts. As a result, we may not be able to enforce the terms of these agreements. An incident involving a child, and in particular an incident that has the potential to compromise the safety or privacy of a child, could garner negative attention, which could harm our brand or reputation and affect our business.

We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners or Experts, which could have a material adverse effect on our business.

We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners or Experts, which could have a material adverse effect on our business. We have written contracts with Learners and Experts (either directly or through related and affiliated entities) that establish the terms and conditions of the relationships memorialized therein. Learners and Experts could seek to challenge those terms and conditions, including but not limited to:

network access, usage by minors, recorded sessions, taxes, integration with other policies, confidentiality, content, restrictions, arbitration, disclaimer of warranties, limitation of liability, indemnification, third-party beneficiaries, non-solicitation provisions, non-disclosure provisions, non-exclusivity, non-disparagement, governing law/choice of law, jurisdiction, venue, notice requirements, affiliate marketing, other platform activities, contract termination (including early contract termination), authority, installment payments, subscriptions, refunds, minimum billing, redemptions, guarantees, compensation (and adjustments/additions thereto), independent contractor status, insurance, intellectual property rights, and economics of the relationships (noting that some of these items apply solely to Learners, some apply solely to Experts, and some apply to both).

We may incur fines and other losses or negative publicity with respect to these problems. Additionally, these claims may give rise to litigation, which could be time-consuming and expensive. New employment and labor laws and regulations may be proposed or adopted that may increase the potential exposure of employers to employment-related claims and litigation by the Experts on our platform. There can be no assurance that the corporate policies we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. There can also be no assurance that the insurance policies we have purchased to insure against certain risks will be adequate or that insurance coverage will remain available on reasonable terms or be sufficient in amount or scope of coverage.

Our reputation, brand, and the network effects among Experts and Learners on our platform are important to our success, and if we are not able to maintain and continue developing our reputation, brand, and network effects, our business, financial condition, and results of operations could be adversely affected.

We believe that building a strong reputation and brand as a safe, reliable, and effective platform and continuing to increase the strength of the network effects among Experts and Learners on our platform are critical to our ability to attract and retain qualified Experts and Learners and to market our offerings to Institutions. The successful development of our reputation, brand, and network effects will depend on a number of factors, many of which are outside our control.

Negative perception of our platform or Company may harm our reputation, brand, and networks effects, including as a result of:

- complaints or negative publicity about us, Experts on our platform, our product offerings, or our policies and guidelines, including our practices and policies, even if factually incorrect or based on isolated incidents;

- illegal, negligent, reckless, or otherwise inappropriate behavior by Experts, Learners, or third parties;

- a failure to provide Experts with competitive compensation and opportunities to work with Learners;

- actual or perceived disruptions or defects in our platform, such as privacy or data security breaches, site outages, payment disruptions, or other incidents that impact the reliability of our offerings;

- litigation regarding or investigations by regulators into our platform or our business;

- Learners' lack of awareness of, or compliance with, our policies and terms and conditions;

- Experts' lack of awareness of, or compliance with, our terms and conditions;

- changes to our policies that Learners or others perceive as overly restrictive, unclear, or inconsistent with our values or mission, or that are not clearly articulated;

- changes to our terms and conditions that Experts perceive as overly restrictive, unclear, or inconsistent with our values, or mission, or that are not clearly articulated;

- a failure to enforce our policies or terms and conditions in a manner that Learners, Experts, and other users perceive as effective, fair, and transparent;

- inadequate or unsatisfactory Learner support service experiences;

- illegal or otherwise inappropriate behavior by Experts, management team members, or other employees or contractors;

- negative responses by Experts or Learners or other users to new offerings on our platform;

- political or social policies or activities; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

Additionally, because we are a founder-led company, actions by or unfavorable publicity about Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, may adversely impact our brand and reputation. If we do not successfully maintain and develop our brand, reputation, and network effects and successfully differentiate our offerings from competitive offerings, our business may not grow, we may not be able to compete effectively, and we could lose existing qualified Experts or existing Learners or fail to attract new qualified Experts, new Learners, or other new users, any of which could adversely affect our business, financial condition, and results of operations.

Attracting new Learners or Institutions for the launch of new offerings is complex and time-consuming. If we pursue unsuccessful offerings, we may forego more profitable offerings and our operating results and growth would be harmed.

The process of identifying new products and services that will be a good fit for our platform is complex and time-consuming. Because of the initial reluctance on the part of some Learners or Institutions to embrace a new method of delivering their learning experience, the process to attract and engage a new Learner or Institution can be lengthy. We invest significant resources in these new offerings and there is no guarantee that we will recoup these costs. In 2023 and beyond, we will be providing access to our platform at no cost for several years for some Institutional customers, and we may not recoup this investment. As a result, we may ultimately be unable to recover the full investment that we make in a new offering or achieve our expected level of profitability for the offering.

Attracting new Experts for our existing online offerings and the launch of new offerings is complex and time-consuming. If we pursue unsuccessful offerings, we may forego more profitable offerings and our operating results and growth would be harmed.

To launch a new offering, we must integrate our platform with the relevant products, content, subject information, Experts with subject knowledge, and other operating model or platform modifications that we use to manage functions for our offerings. This process of launching a new offering is time-consuming and costly and we are primarily responsible for the significant costs of this effort even before we generate any revenue. Additionally, we often need to attract new Experts to provide the new offerings that we launch and we are responsible for the associated costs. We invest significant resources in these new offerings and there is no guarantee that we will recoup these costs.

The time that it takes for us to recover our investment in a new offering depends on a variety of factors, primarily the level of our acquisition costs and the rate of growth in Learner or Institution purchases and/or repeat purchases of the product. Because of the lengthy period required to recoup our investment in an offering, unexpected developments beyond our control could occur that result in current Learners or Institutions ceasing or significantly curtailing an offering before we are able to fully recoup our investment. It may be several years, if ever, before we generate revenue from a new offering sufficient to recover our costs. As a result, we may ultimately be unable to recover the full investment that we make in a new offering or achieve our expected level of profitability for the offering.

If we are not successful in quickly and efficiently scaling up offerings with new and existing Learners or Institutions, our reputation and our results of operations results will suffer.

Our continued growth and profitability depends on our ability to successfully scale up our existing and newly launched offerings. As we continue aggressively growing our business, we may require new employees. If we cannot adequately recruit, train, or retain these new employees, we may not be successful in acquiring potential Learners or Institutions for our offerings, which would adversely impact our ability to generate revenue. Additionally, the Learners or Institutions in our offerings could lose confidence in the knowledge and capability of the Experts on the platform. If we cannot quickly and efficiently scale up our technology to handle growing purchases and utilization and new offerings, the Learners' or Institutions' experiences with our platform may suffer, which could damage our reputation among Experts, Learners, and Institutions.

Our ability to effectively manage any significant growth of new offerings and increasing purchases and utilization will depend on a number of factors, including our ability to:

- satisfy existing Learners and Institutions in, and attract and engage new Learners or Institutions for, our offerings;
- attract qualified Experts to support expanding offerings and utilization;
- develop and produce new products;
- successfully introduce new features and enhancements and maintain a high level of functionality in our platform; and
- deliver high-quality technical support and customer service to Experts and Learners using our platform.

Establishing new offerings or expanding existing offerings will require us to make investments in management and key staff, increased investments in our technology platform, incur additional marketing expenses, and reallocate other resources. If purchases or utilization of our offerings does not increase, we are unable to launch new offerings in a cost-effective manner, or we are otherwise unable to manage new offerings effectively, our ability to grow our business and achieve profitability would be impaired and the quality of our solutions and the satisfaction of the Learners and Institutions using our platform could suffer.

If we are not successful in scaling up our Institutional offerings to education systems, we could suffer losses and our results of operations will suffer.

We launched an Institutional strategy with the introduction of *Varsity Tutors for Schools* in 2021, leveraging our existing platform capabilities to offer online learning solutions to education systems. We have devoted significant resources and management time, including hiring new personnel, in launching our new Institutional program. In 2023 and beyond, we will be providing access to our platform at no cost for several years for some Institutional customers. As a result of these initiatives, we have signed contracts with various education systems. However, there is no guarantee that we will continue to grow this program or that the program will be successful. If we are not successful, we may suffer losses based on the expenses and resources devoted to pursuing this new strategy and our results of operations will suffer.

Contracts with Institutions present unique risks and uncertainties that are not present when selling directly to Learners.

Our Institutional strategy may present several types of risks and uncertainties inherent in contracting with Institutions such as school districts. A portion of our Institutional sales are to partners who resell to government Institutions, such as school districts, while other Institutional sales are made directly. Selling to Institutions such as school districts can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense. Government entities often require contract terms that differ from our standard arrangements and require increased attention to pricing practices and expose us to different regulatory and contractual risks. Many of the contracts that we have entered into with Institutions are school-year contracts subject to annual renewal at the option of the Institution. Any number of factors could cause an Institution to not renew a contract or otherwise affect its willingness to contract with us, including budget cuts, negative publicity (whether or not the reason for such publicity is within our control), and changes in the composition of local school boards or changes in the Institution's administration. See "*Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control*" below. Any termination or non-renewal of a contract with an Institution could have an adverse effect on our results of operations, and a termination or non-renewal caused by our failure to improve the poor academic performance of students enrolled in our programs could adversely affect our ability to secure contracts with other Institutions. Additionally, the approval processes of some Institutions, which are required for formal contract execution, are lengthy and cumbersome and, in many cases, are not completed prior to the time we begin performance. This means that we, at times, incur substantial costs prior to the formal execution of these agreements by Institutions. Any of these risks related to contracting with Institutions could adversely affect our future sales and results of operations, or make them more difficult to predict.

Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control.

Once a Learner begins consuming one or more of our learning offerings, we must retain Learners to generate ongoing revenue from that Learner. Our strategy involves offering high-quality support to Learners for a variety of needs in order to drive Learner satisfaction and retention. If we do not help Learners to quickly resolve any learning, technological, or logistical issues they encounter, otherwise provide effective ongoing support to Learners, or deliver the type of high-quality, engaging offerings that Learners expect, they may withdraw from our offerings, which would negatively impact our revenue.

Additionally, Learner retention could be compromised by the following factors, many of which are largely outside of our control:

- *Learner dissatisfaction or changes in preference.* Learners may decline to continue in our offerings based on their individual perceptions of the value they are getting from us. For example, we may face retention challenges as a result of Learners' dissatisfaction with the quality of the platform, quality of the Experts, level and quality of customer service, platform reliability, or other factors. Factors outside our control related to Learners' satisfaction with, and overall perception of, an offering may contribute to decreased retention rates for that offering.

- *Poor performance by Experts.* Experts that are responsible for instructing may not understand what is involved in meeting Learner expectations, or may otherwise be unwilling to change the ways in which they would present the same content in an in-person setting. Our ability to maintain high Learner retention will depend in part on the ability of the Experts to devote the necessary time and effort to develop their own teaching style(s), lesson plans, course curriculum, and content. Inability of Experts to meet Learner needs could cause the quality of the instruction and the quality of the customer experience to decline, which could contribute to decreased Learner satisfaction and retention.

- *Personal factors.* Factors impacting a Learner's willingness and ability to stay engaged in an offering include personal factors, such as ability to continue to pay for the offering(s), lack of interest in continuing to learn in a particular area, distractions in the Learner's learning environment, and sufficient time to engage in the offering(s), all of which are generally beyond our control.

- *Circumvention of the platform/Disintermediation*. Although both Learners and Experts are contractually prohibited from doing so, Learners and Experts may make arrangements for services and payments outside of our platform or through another platform, which may contribute to decreased retention rates, in addition to lost revenue.

Additionally, we will also need to retain the Institutions that we contract with to generate ongoing revenue from those Institutions and such retention could be compromised by the following factors, many of which are largely outside of our control:

- *Timing of school and school districts' funding sources and budget cycle*. Our ability to generate revenue from Institutions such as schools and school districts may be adversely affected by decreased government funding of education. Public school funding is heavily dependent on support from federal, state, and local governments and is sensitive to government budgets. Additionally, the government appropriations process is often slow and unpredictable. Funding difficulties also could cause schools to be more resistant to price increases in our products and services, compared to other businesses that might be better able to pass on price increases to their customers.

- *Negative publicity*. Institutions are particularly sensitive to any actual or perceived integrity issues, Any negative publicity (whether or not within our control) could cause schools or school districts that currently employ our services to satisfy their needs in the future by alternative means.

- *Changes in the composition of the school board or changes in school administration*. Our contracts with schools and school districts are typically school-year contracts subject to annual renewal at the option of the school or school district, and in many instances the school or school district can terminate or modify the contracts at their convenience. Changes in the composition of the school board or changes in the school administration could lead to terminations or non-renewals even if there are no issues with our products and offerings.

Any of these factors could significantly reduce the revenue that we generate, which would negatively impact our operations and could compromise our ability to grow our business and achieve profitability.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model may be compromised.

We have experienced rapid growth in a relatively short period of time. Our revenue grew from $103,968 thousand in 2020 to $193,399 thousand in 2023. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure and other resources. Our ability to manage our operations and growth may require us to continue to expand our marketing and sales personnel, technology team, finance, accounting, legal, and administration teams, as well as our infrastructure. We will be required to refine our operational, financial, and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully expand our customer base, enhance our platform and technology-enabled services, develop new offerings with new and existing customers, attract a sufficient number of new customers in a cost-effective manner, attract a sufficient number of qualified Experts in a cost-effective manner, satisfy the requirements of our existing customers, respond to competitive challenges, or otherwise execute our business plan. Although our business has experienced significant growth in the past, we cannot provide any assurance that our revenue will continue to grow at the same rate in the future.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to:

- effectively recruit, onboard, motivate, and retain new employees, including in software engineering, data science, product, design, marketing, sales, and customer service, while retaining existing employees, maintaining the most important aspects of our corporate culture, and effectively executing our business plan;

- effectively recruit, vet, contract, and curate new independent contractors, while retaining existing independent contractors, maintaining and improving our platform and its curation in connection with effectively executing our business plan;

- continue to improve our operational, financial, and management controls; and

- protect and further develop our strategic assets, including our intellectual property rights.

These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure.

There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective, or timely manner, or at all. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems, and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation, results of operations, and overall business.

We face competition from established, as well as other emerging companies, which could divert customers to our competition, result in pricing pressure, and significantly reduce our revenue.

We expect existing competitors and new entrants to the online learning market to constantly revise and improve their business models in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of direct-to-consumer and Institutional online learning and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

We compete against thousands of companies and hundreds of thousands of independent professionals. Some of our current, tangential, and potential competitors have significantly greater financial resources than we do. Increased competition may result in competitive pressure for us or a decrease in our market share, which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of competitive factors could cause us to lose potential opportunities or force us to offer our solutions on less favorable economic terms, including:

- competitors may develop service offerings that Learners find to be more compelling than ours;

- competitors may adopt more aggressive pricing policies and offer more attractive sales terms and adapt more quickly to new technologies and changes in student requirements;

- competitors may offer better compensation to Experts or divert qualified Experts from our platform; and

- current and potential competitors may establish relationships among themselves or with third parties to enhance their products and expand their markets, and our industry is likely to see an increasing number of new entrants and increased consolidation. Accordingly, new competitors may emerge and rapidly acquire significant market share.

We may not be able to compete successfully against current and future competitors. Additionally, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

Our business is affected by seasonality driven by school and standardized testing schedules.

Our business is affected by the general seasonal trends common to education, tutoring, and standardized testing schedules in the markets we serve. We have observed increased traffic during the late summer and early fall months of August and September as Learners seek educational enrichment tools to start the school year. We have also historically observed increased traffic on our platform in advance of standardized tests. Our school-based offerings may also be impacted by the timing of school districts' funding sources and budget cycles. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Part of our revenue is based on demand related to certain tests and admissions to certain types of schools, which could face headwinds.

Testing for both professional and standardized exams including the Series Exams, GMAT, LSAT, GRE, MCAT, NCLEX, GMAT, LSAT, SAT, ACT, and numerous other exams were cancelled or had testing center and test administration problems during the COVID-19 pandemic. Additionally, some universities moved to 'test optional' admissions that do not require a standardized test score related to one or more of these exams. If this trend becomes pervasive, or if it extends to all standardized testings at all ages and education levels, it could have a negative impact on our business.

We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

We believe that our existing cash balances will be sufficient to meet our minimum anticipated cash requirements for at least the next twelve months. We may, however, need to raise additional funds to respond to business challenges or opportunities, accelerate our growth, develop new offerings, or enhance our platform. If we seek to raise additional capital, it may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available if and when needed, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy.

Individuals that appear in content hosted on our platform may claim violation of their agreements.

Experts and Learners that appear in video segments hosted or digital images located on our platform may claim that proper assignments, licenses, consents, and releases were not obtained for use of their likenesses, images, or other contributed content. Experts and Learners are contractually required to ensure that proper assignments, licenses, consents, and releases are obtained for their course material, but we cannot know with certainty that they have obtained all necessary rights. Moreover, the laws governing rights of publicity and privacy and the laws governing copyright or ownership, are imprecise and adjudicated on a case-by-case basis, such that the enforcement of agreements to transfer the necessary rights, if any, is unclear. As a result, we could incur liability to third parties for the unauthorized duplication, display, distribution, or other use of this content. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our use of such material, which may include changing or removing content from courses, or to pay monetary damages. Moreover, claims by Experts and Learners could damage our reputation, regardless of whether such claims have merit.

Our employees located outside of the U.S. and foreign residents accessing our platform and purchasing our offerings expose us to foreign risks.

Operating in international and foreign markets requires significant resources, management attention, and subjects us to regulatory, economic, and political risks that are different from those in the U.S. We have employees employed by locally established entities in Canada and the United Kingdom. Because we have employees in Canada and the United Kingdom, we are subject to the compensation and benefits regulations of those jurisdictions, which differ from compensation and benefits regulations in the U.S. Further, we are required to comply with data privacy regulations of the countries from which we draw applicants or from which our offerings draw Learners to our platform. Failure to comply with these regulations or to adequately adapt to international and foreign markets could harm our ability to successfully operate our business and pursue our business goals.

Experts may access the platform and continue to offer one-on-one and group instruction from any location in which they have access to our platform, even if located outside of the U.S., which exposes us to foreign and international risks.

Experts may access the platform and continue to offer one-on-one and group instruction from any location in which they have access to our platform, even if located outside of the U.S., which exposes us to foreign and international risks. While we primarily operate in the U.S. today, some Experts are located in other jurisdictions, and the products and services on our platform are digitally delivered over the internet and therefore Experts and Learners worldwide may be able to interface with our platform. We cannot be certain that we are in compliance with country-specific laws, including those related to data privacy, consumer protection, labor and employment, among others. Moreover, we may contract with Experts who have provided a U.S. address but may actually be residents of non-US jurisdictions, or an Expert could change geographic locations without our awareness. While we attempt to monitor the location of Experts, and terminate contracts where we are aware that an Expert has moved to a restricted or governmentally prohibited geography, we are subject to risks that could arise when Experts access our platform from new or foreign locations.

Failures of our platform, or disruption to its access, could reduce Learners' and Experts' satisfaction with our offerings and could harm our reputation.

The performance and reliability of our platform, and its uninterrupted access, are critical to our operations, reputation, and ability to attract new Learners and Experts, as well as our acquisition and retention of Learners and Experts already using our platform. Learners and Experts both rely on our technology platform to receive and provide their online offerings, which requires them to be able access to our platform on a frequent, as-needed basis. Accordingly, any errors, defects, disruptions, or other performance problems with our platform, including features in third-party products that restrict or prevent access to our platform or our ability to adequately communicate with Learners and Experts, could damage our reputation, decrease satisfaction and retention, and impact our ability to attract new Learners and Experts in the future. If any of these problems occur, Learners and Experts may decide to terminate their relationship with us, not repurchase or renew, or make claims against us. Additionally, we license certain technology from third parties and the failure by any of these licensed technologies to perform could similarly harm our ability to provide these services and our reputation in the marketplace.

Our online systems, including our website and mobile apps, could contain undetected errors, or "bugs," that could adversely affect their performance. Additionally, we regularly update and enhance our website, platform, and our other online systems and introduce new versions of our software products and apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our brand, business, prospects, financial condition, and results of operations could be materially and adversely affected.

If our security measures are breached or fail, we could lose Learners, Experts, Institutions, and employees; fail to attract new Learners, Experts, Institutions, and employees; and could be exposed to protracted and costly litigation.

Our business involves the storage, processing, and transmission of Learners', Experts', and other users' proprietary, confidential and personal data, as well as the use of third-party partners who store, process, and transmit users' proprietary, confidential, and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and applicants. There are risks of security incidents both on and off our systems as we increase the types of technology used to operate our platform, which includes mobile apps and third-party payment processing providers. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or users' data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced attempted security incidents in the past and we may face additional attempted security intrusions in the future.

Any such incidents could expose us to claims, litigation, regulatory, or other governmental investigations, administrative fines, and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. As AI capabilities improve and are increasingly adopted, we may experience cyberattacks created through AI. If an actual or perceived breach of our or our third-party vendors' and suppliers' security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, actions by employees, contractors, or vendors. Any compromise of our or our third-party vendors' and suppliers' security could result in a violation of applicable security, privacy, or data protection; consumer and other laws; regulatory or other governmental investigations; enforcement actions; and legal and financial exposure, including potential contractual liability, in all cases that may not always be limited to the amounts covered by our insurance. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

Our systems and the systems we use under contract with third-parties may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party service providers, as well as similar disruptions that could make all or portions of our website or apps unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will in all cases successfully prevent hacking or the transmission of any computer virus, ransomware, or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential, or sensitive data; interruptions in access to our website through the use of "denial of service;" or similar attacks, and other material adverse effects on our operations.

Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other security incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us or through our platform) that result in the unauthorized access of users' confidential, proprietary, or personal data or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and materially and adversely affect our business, prospects, financial condition, and results of operations. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure, and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies or requirements that companies grant individuals certain rights, such as the right to access, correct, and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data, or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations, and contractual obligations, these measures may not always be effective and do not guarantee compliance. Additionally, privacy or data protection laws and regulations may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another; and may conflict with one another, other requirements, or legal obligations, or our practices. Further, the existence and need to comply in certain markets could impact our ability to make our platform available in those markets (without taking additional compliance steps). Cultural norms around privacy or data protection also vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

We depend on third-party vendors, tools, and platforms for services including but not limited to hosting, discovery, advertising, delivering content, and more.

We depend on major vendors for services including but not limited to hosting, discovery, advertising, delivering content, and more. In addition to proprietary technologies, we also rely on third-party tools and platforms for delivering certain products and services. These vendors and other third parties could change their rules, cost structure, marketing programs, and/or algorithms from time to time and any such changes could adversely impact our ability to generate revenue or deliver paid products and services. If we do not sufficiently differentiate the customer experience for Learners, including product interactions, we may not attract or retain Learners at the same levels.

Computer malware, viruses, ransomware, hacking, phishing attacks, spamming, and other cyber-related incidents could harm our business and results of operations.

Computer malware, viruses, ransomware, physical or electronic break-ins, and similar disruptions could lead to interruptions and delays in our service and operations and loss, misuse, or theft of data. Computer malware, viruses, ransomware, computer hacking, and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. We believe that we could be a target for such attacks because of the incidence of hacking among students.

Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Our cybersecurity liability insurance may not be sufficient to cover significant expenses and losses related to direct attacks on our website or internal system. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our offerings and technical infrastructure may harm our reputation, brand, and our ability to attract Learners and Experts to our platform. Any significant disruption to our website or internal systems could result in a loss of Learners and Experts and, particularly if disruptions occur during the peak periods at the beginnings of each academic term, could adversely affect our business and results of operations.

Additionally, depending on the nature of the information compromised, in the event of a security breach or other privacy or security related incident, we may also have obligations to notify affected individuals and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, payment of significant fines, or payment of compensation in connection with a class-action settlement (including under foreign and state privacy laws). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises our, our users', our employees,' or other confidential or personal information.

Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

We use open source software in connection with our technology and services. Some open source software licenses require those who distribute open source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used on our platform or discontinue certain aspects of our platform. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, and be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as the original developers of open source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage.

Our business accepts payments by credit card that are subject to government regulations and other requirements.

In order to process credit card payments, we are required to comply with payment rules established by payment card networks, such as the Payment Card Industry and its Data Security Standard. Our failure to comply with these laws or requirements could result in fines or impact our ability to accept payments in the future. Any restrictions that impact our ability to accept payments in the future will affect our business, including loss of credit card acceptance privileges. Some jurisdictions have adopted laws that govern payments and other financial activities. These laws could require us to obtain money transmitter licenses, or other licenses or approval for financial transactions, that may cause disruption regarding our ability to accept credit card payments, thereby impacting our sales and revenue.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team. We do not maintain key-person insurance on any of our employees, including our senior management team, other than a key-person insurance policy on Mr. Cohn. The loss of the services of any individual on our senior management team could make it more difficult to successfully operate our business and pursue our business goals.

Our future success also depends heavily on the retention of personnel from our software engineering, data science, product, design, marketing, sales, and customer service teams that are necessary to continue to attract and retain customers in our offerings, thereby generating revenue for us. In particular, our highly-skilled technical employees are responsible for maintaining and enhancing our products and platform, which ultimately have a significant impact on customer satisfaction and retention. Competition for these employees is heightened. As a result, we may be unable to attract or retain these key personnel that are critical to our success, resulting in harm to our relationships with customers, loss of expertise or know-how, and unanticipated recruitment and training costs.

Increased input costs, including costs for Experts, or limited availability of Experts, could negatively impact our businesses, financial condition, results of operations, and cash flows.

Our input costs, including costs for Experts, could increase due to factors such as labor shortages, increased compliance costs associated with new or changing government regulations, pandemics, and general inflationary conditions. Accordingly, changes in input costs may limit our ability to maintain existing margins. While we try to manage the impact of increases of certain input costs by increasing the prices of our products and services, we may fail in attempting to effectively execute these price increases. Therefore, the prices charged for our products and services may not reflect changes in our input costs at the time they occur or at all. The negative impacts related to input cost inflation, as well as a potential shortage of Experts, could have a material adverse effect on our businesses, financial condition, results of operations, and cash flows.

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI capabilities in our platform and in the tools we use internally, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. The introduction of AI technologies may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by courts or national or local laws or regulations in the U.S., and the use or adoption of third-party AI technologies into our platform and processes may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Learners or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

Risks Related to Regulations

Our activities are subject to federal and state laws and regulations and other requirements, and these regulations are subject to change.

Our business is subject to regulation at both the federal and state levels in the United States across a range of subject areas, including privacy, data protection, consumer protection, and others, such as the Americans with Disabilities Act (the "ADA"). Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure, and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies or requirements that companies grant individuals certain rights, such as the right to access, correct, and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data, or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations, and contractual obligations, these measures may not always be effective and do not guarantee compliance.

Additionally, privacy or data protection laws and regulations may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements, or legal obligations or our practices. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps). As we continue to expand into new markets outside the U.S., regulations and cultural norms around privacy or data protection will vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

We use machine learning and AI throughout our business. As the regulatory framework for machine learning technology and AI evolves, our business, financial condition, and results of operations may be adversely affected. The regulatory framework for machine learning technology, AI and automated decision making is evolving. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platform and the way in which we use AI and machine learning technology. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. Several jurisdictions have enacted or are considering measures related to the use of AI and machine learning in products and services. For example, the proposed EU Artificial Intelligence Act ("EUAIA") could impose onerous obligations related to the use of AI related systems if passed into law. Such regulations, and others that may be passed in other jurisdictions, may require us to change our business practices for compliance, or else be subject to regulatory action and/or fines.

Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act ("FERPA") and the Student Online Personal Protection Act ("SOPPA"). State laws and regulations targeting protection of students continue to be proposed and enacted. While we have implemented various measures intended to enable us to comply with these laws focused on students, these measures may not always be effective and do not guarantee compliance. Future changes in these laws and regulations could raise our compliance costs and result in liabilities for us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

We receive, collect, store, process, transfer, and use personal data and other user data. The effectiveness of our ability to offer our platform to Learners and Experts relies on the collection, storage, and use of this data concerning other Learners and Experts, including personally identifying or other sensitive data. Our collection and use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state, and foreign laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal data and other content (such as the CAN-SPAM Act of 2003, the TCPA, the FCRA, FTC guidelines related to communications with consumers, COPPA, CCPA, CPRA, CPPA, CTDPA, VCDPA, CPA, UCPA, the UK Data Protection Act, the General Data Protection Regulation, among others), the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy policies, and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection and information security to the extent possible. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to our business operations may limit the use and adoption of our services and reduce overall demand for them. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected, and we would likely have to change our business practices and potentially the services and features available through our platform. Additionally, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain offerings through the platform. Additionally, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions, such as those passed in Nevada, California, Colorado, Virginia, Connecticut, Utah and other states, which are continuing to emerge and evolve. These laws may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The effects of state regulations and other similar state or federal laws, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Additionally, the CCPA and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the U.S. with the increasingly active approach of the FTC to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the Experts on our platform may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user's personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user's personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

If the personally identifiable information we collect from Learners or Experts is unlawfully acquired, accessed, or obtained, we could be required to pay substantial fines and bear the cost of investigating the data breach and providing notice to individuals whose personally identifiable information was unlawfully accessed.

In providing services to Learners and contracting with Experts to provide offerings to Learners, we collect personally identifiable information from Learners, prospective Learners, and Experts, and prospective Experts, such as names, birth dates, contact information, and payment information, as well as limited access to social security numbers of employees and Experts through third-party systems. In the event that the personally identifiable information is unlawfully accessed or acquired, the majority of states and many jurisdictions have laws that require Institutions to investigate and immediately disclose the data breach to impacted individuals, usually in writing. In addition to costs associated with investigating and fully disclosing a data breach in such instances, we could be subject to substantial monetary fines or private claims by affected parties and our reputation would likely be harmed.

Risks Related to Intellectual Property

We operate in an industry with extensive intellectual property litigation, and we have been, and may be in the future, subject to claims related to a violation of a third-party's intellectual property rights. Such claims against us or our important vendors and suppliers, even where meritless, can be costly to defend and may hurt our business, results of operations, and financial condition.

Our success depends, in part, upon our ability to avoid infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology and software fields generally are characterized by extensive intellectual property litigation and many companies that own, or claim to own, intellectual property have aggressively asserted their rights. From time to time, we have been and may be subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. Additionally, some of our agreements with certain third parties may require us to indemnify others against claims that our platform infringes a third-party's intellectual property rights.

Future litigation may be necessary to defend against intellectual property infringement claims or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and would be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Additionally, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

- hurt our reputation;
- adversely affect our relationships with our current or future Learners, Experts, schools, school districts, or other instructors or business relationships;
- cause delays or stoppages in providing our offerings;
- divert management's attention and resources;
- require technology changes to our platform or other software that could cause us to incur substantial cost;
- subject us to significant liabilities; or
- require us to cease some or all of our activities.

In addition to liability for monetary damages against us, which may include attorneys' fees and/or treble damages in the event of a finding of willful infringement, or, in some circumstances, damages against Experts, we may be prohibited from developing, commercializing, or continuing to provide some or all of our bundled technology-enabled solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Failure to adequately protect our intellectual property and other proprietary rights could adversely affect our business, results of operations, and financial condition.

Our ability to compete effectively depends, in part, upon protection of our rights in trademarks, trade names, trade secrets, copyrights, and other intellectual property rights. We rely on and plan to rely on contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret, and other laws to protect our intellectual property and other proprietary rights, and such measures may be inadequate. We may be unable to preclude third parties from misappropriating or infringing our technology and intellectual property. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information. Any litigation or claims brought by us could result in substantial costs and diversion of our resources. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Third parties may challenge any copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our copyrights, trademarks, and other intellectual property and proprietary rights and we may not be able to prevent infringement, misappropriation, or other violation without substantial expense to us. Additionally, if we fail to protect our domain names, it could adversely affect our reputation and brand and make it more difficult for Learners to find our website, our content, and our services. If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights, or otherwise negatively impact our business, financial condition, and results of operations.

Additionally, while we have written contracts with Learners and Experts (either directly or through related and affiliated entities) that establish the terms and conditions of the relationships memorialized therein, Learners and Experts could seek to challenge those terms and conditions, including but not limited to network access, recorded sessions, confidentiality, content restrictions, disclosure provisions, and other intellectual property rights. We have not faced litigation on these agreements or the provisions therein and accordingly there is uncertainty as to whether any or all of these protective provisions would be enforceable.

Risks Related to the Ownership of Class A Common Stock, Our Status as a Public Company, and the Tax Receivable Agreement

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

Our quarterly operating results have historically fluctuated due to seasonality, changes in consumer behavior, and changes in our business, and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

- timing of our costs incurred in connection with the launch of new offerings and the delay in receiving revenue from these new offerings, which delay may last for several years;

- seasonal variation driven by the seasonal nature of traditional academic calendars;

- changes in Learner purchases, utilization, and retention levels in our offerings;

- changes in our key metrics or the methods used to calculate our key metrics;

- changes in our pricing;

- changes in the mix of our product offerings;

- timing and amount of our marketing and sales expenses;

- costs necessary to improve and maintain our software platform;

- write-downs or write-offs, restructuring, and impairment, or other charges; and

- changes in the prospects of the economy generally, which could alter current or prospective customers' spending priorities or could increase the time it takes us to launch new offerings.

Our operating results may fall below the expectations of market analysts and investors in some future periods, which could cause the market price of Class A Common Stock to decline substantially.

The trading price of the shares of Class A Common Stock may be volatile, and purchasers of the Class A Common Stock could incur substantial losses.

Our stock price may be volatile. The stock market in general and the market for technology companies and learning technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our Class A Common Stock may be influenced by many factors, including:

- actual or anticipated variations in our operating results;

- changes in financial estimates by us or by any securities analysts who might cover our stock;

- changes in laws and regulations affecting our business;

- conditions or trends in our industry;

- changes as a result of macroeconomic events;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software and information technology industries;

- announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships, or divestitures;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;

- capital commitments;

- investors' general perception of our company and our business;

- recruitment or departure of key personnel, including Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer;

- sales of Class A Common Stock, including sales by our directors and officers or specific stockholders

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and

- the volume of shares of Class A Common Stock available for public sale.

Additionally, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources from our business.

If equity research analysts do not publish research or reports or publish unfavorable research or reports about us, our business, or our market, our stock price and trading volume could decline.

The trading market for our Class A Common Stock may be influenced by the research and reports that equity research analysts publish about us and our business. We do not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Concentration of ownership among members of our senior management, our existing directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Concentration of ownership among members of our senior management, our existing directors, and principal stockholders may prevent new investors from influencing significant corporate decisions. As a result, members of our senior management, our existing directors, and principal stockholders, if they were to act together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors any merger, consolidation, sale of all or substantially all of our assets or other significant corporate transactions. For example, Mr. Cohn, our Founder, Chairman, President, and Chief Executive Officer, has the right to designate a certain number of directors based on his stock ownership and currently has the right to designate three directors.

Moreover, some of these persons or entities may have interests different than yours. For example, because many of these stockholders have held their shares for a long period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an "emerging growth company" within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, our Class A Common Stock may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." In particular, while we are an "emerging growth company," we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company.

We may be an "emerging growth company" until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, though we may cease to be an "emerging growth company" earlier under certain circumstances, including if (i) we have more than $1,235,000 thousand in annual revenue in any fiscal year, (ii) the market value of our shares of common stock that is held by non-affiliates exceeds $700,000 thousand as of any June 30 or (iii) we issue more than $1,000,000 thousand of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. Additionally, investors may find our Class A Common Stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may decline or become more volatile.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of the Class A Common Stock could be materially adversely affected.

Because we do not anticipate paying any cash dividends on the Class A Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in the Class A Common Stock to provide dividend income. We have not declared or paid cash dividends on the Class A Common Stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Additionally, the terms of any future debt agreements we may enter into are likely to similarly preclude us from paying dividends. As a result, capital appreciation, if any, of the Class A Common Stock will be your sole source of gain for the foreseeable future. Investors should not purchase our Class A Common Stock with the expectation they will receive dividend income.

We are subject to risks related to taxation in the U.S.

Significant judgments based on interpretations of existing tax laws or regulations are required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions, or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws specify that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our bylaws provide that the federal district courts of the U.S. will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.

Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, beneficially owns a significant portion of our Common Stock and has significant influence over us.

Charles Cohn beneficially owns approximately 29.4% of our outstanding Class A Common Stock, assuming conversion of his Class B common stock and all other shares of Class B common stock. Furthermore, so long as Mr. Cohn beneficially owns certain specified percentages of the Class A Common Stock owned by him at the Closing, Mr. Cohn will have rights to nominate up to three directors to our Board of Directors, and will also have consent rights with respect to other parties' nominees under the Stockholders Agreement. As long as Mr. Cohn owns or controls a significant percentage of outstanding voting power, he will have the ability to strongly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Mr. Cohn may have interests different from yours. For example, because some of Mr. Cohn's common stock was obtained at prices below the current trading price of the Class A Common Stock and because Mr. Cohn has held some of his common stock for a longer period, he may be more interested in a transaction involving the sale of our company or Mr. Cohn may want us to pursue strategies that deviate from the interests of other stockholders.

A significant portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our Class A Common Stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Class A Common Stock.

We are subject to changing laws and regulations regarding regulatory matters and corporate governance, and public disclosure will increase our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and our future efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect our and Nerdy LLC's business and future profitability.

We have no material assets other than our interest in Nerdy LLC, which holds, directly or indirectly, all of our business. Nerdy LLC generally is not subject to U.S. federal income tax, but may be subject to certain U.S. state and local and non-U.S. taxes. We are a U.S. corporation subject to U.S. corporate income tax on our allocable share of the income or loss of Nerdy LLC. Further, because our operations and customers are located throughout the U.S., we and Nerdy LLC are subject to various U.S. state and local taxes. U.S. federal, state, local, and non-U.S. tax laws, policies, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us or Nerdy LLC and may have an adverse effect on our business, cash flows, and future profitability.

There can be no assurance that future tax law changes will not (i) increase the rate of the corporate income tax significantly, (ii) impose new limitations on deductions, credits, or other tax benefits or (iii) make other changes that may adversely affect our businesses, financial condition, results of operations, and cash flows. Such changes in U.S. federal income tax laws could adversely affect our or Nerdy LLC's business, cash flows, and future profitability.

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

In the event that our operating business expands domestically or internationally, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction, and (iv) pre-tax operating results of our business.

Additionally, we may be subject to significant income, withholding, and other tax obligations in the U.S. and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations, and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (i) the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities, (ii) changes in the valuation of deferred tax assets and liabilities, if any, (iii) the expected timing and amount of the release of any tax valuation allowances, (iv) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (v) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (vi) changes to existing intercompany structure (and any costs related thereto) and business operations, (vii) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (viii) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing, or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

Our principal asset is our interest in Nerdy LLC, and, accordingly, we will depend on distributions from Nerdy LLC to pay taxes, make payments under the Tax Receivable Agreement, and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our ownership interest in Nerdy LLC. We have no independent means of generating revenue or cash flow. To the extent the funds of Nerdy LLC are legally available for distribution, and subject to any restrictions contained in any credit agreement to which Nerdy LLC or its subsidiaries is bound, we intend to cause Nerdy LLC (i) to make generally pro rata distributions to its unitholders, including Nerdy Inc., in an amount generally intended to allow the Nerdy LLC unit holders to satisfy their respective income tax liabilities with respect to their allocable share of the income or loss of Nerdy LLC, based on certain assumptions and conventions, and (ii) to reimburse Nerdy Inc. for its corporate and other overhead expenses. In the future, we may be limited, however, in our ability to cause Nerdy LLC and its subsidiaries to make these and other distributions to us due to restrictions contained in any credit agreement to which Nerdy LLC or any of its subsidiaries is bound. To the extent that we need funds and Nerdy LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

Moreover, because we have no independent means of generating revenue, our ability to make tax payments and payments under the Tax Receivable Agreement is dependent on the ability of Nerdy LLC to make distributions to us in an amount sufficient to cover our tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Nerdy LLC's subsidiaries to make distributions to it. The ability of Nerdy LLC, its subsidiaries, and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions contained in any credit agreement to which Nerdy LLC, its subsidiaries, and other entities in which it directly or indirectly holds an equity interest are bound. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will accrue interest until paid.

We may be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be substantial.

In connection with the Reverse Recapitalization, we entered into the Tax Receivable Agreement with Nerdy LLC unit holders (other than us) (the "TRA Holders"). The Tax Receivable Agreement generally will provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state, and local income tax that we actually realize in periods after the Reverse Recapitalization as a result of: (i) certain increases in tax basis that occur as a result of (A) the Reverse Recapitalization (including as a result of cash received in the Reverse Recapitalization and debt repayment occurring in connection with the Reverse Recapitalization) or (B) exercises of the Nerdy LLC redemption right or call right; and (ii) imputed interest deemed to be paid by us as a result of, and additional basis arising from, any payments under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these net cash savings.

The term of the Tax Receivable Agreement commenced upon the completion of the Reverse Recapitalization and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired and all required payments are made, unless we exercise its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances described below) and we make the termination payment specified in the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligation and not obligations of Nerdy LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of our realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of our ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OpCo Units, the price of Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis associated with the OpCo Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Nerdy LLC generates in the future, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable to us, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and certain simplifying assumptions with respect to state and local income taxes) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amount and timing of any payments under the Tax Receivable Agreement are dependent upon significant future events, including those noted above in respect of estimating the amount and timing of our realization of tax benefits.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If the Tax Receivable Agreement terminates early (at our election or due to other circumstances, including our breach of a material obligation thereunder or upon the election of the TRA Holders in connection with certain changes of control described below), we would be required to make an immediate payment to each TRA Holder equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the lesser of (i) 6.5% and (ii) one-year Secured Overnight Financing Rate ("SOFR") (or a replacement rate, if applicable) plus 150 basis points) and the aggregate amount of such early termination payments is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient income to fully utilize the tax attributes covered by the Tax Receivable Agreement, (ii) net operating losses and credits that are available as of the termination are utilized through the earlier of the scheduled expiration of such losses or credits or the fifth anniversary of the termination, (iii) the applicable tax rates will be those specified by law as in effect as of the termination date, (iv) non-amortizable asset basis is utilized on an accelerated timeline, and (v) any OpCo Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of our board), the Tax Receivable Agreement will remain in effect with respect to each TRA Holder (provided that certain valuation assumptions applicable to an early termination of the Tax Receivable Agreement, including that there will be sufficient income to utilize all tax attributes covered by the Tax Receivable Agreement, will be utilized to determine the payments to be made under the Tax Receivable Agreement), unless such TRA Holder elects (or the representative of the TRA Holders causes all of the TRA Holders to elect) to receive its early termination payment in connection with the change of control transaction, in which case the Tax Receivable Agreement will terminate with respect to such TRA Holder as described in the paragraph above. Any payment made under the Tax Receivable Agreement following a change of control may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which such payment relates.

If the Tax Receivable Agreement terminates early (in the situations described above), our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A Common Stock. If our obligation to make payments under the Tax Receivable Agreement is accelerated by election of the TRA Holders in connection with a change of control, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, we may be required to fund such payment from other sources, and, as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to our breach, and we do not currently expect that we would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that we will be able to meet our obligations under the Tax Receivable Agreement.

If our payment obligations under the Tax Receivable Agreement are accelerated in connection with certain mergers, other forms of business combinations, or other changes of control, the consideration payable to holders of our Class A Common Stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of our Board of Directors), then our obligations under the Tax Receivable Agreement would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, and, in such situations, payments under the Tax Receivable Agreement may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of our payment obligations under the Tax Receivable Agreement, holders of our Class A Common Stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders having a continued interest in us or Nerdy LLC, and the rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are generally transferable by the TRA Holders as long as the transferee of such rights has executed and delivered or in connection with such transfer executes and delivers, a joinder to the Tax Receivable Agreement. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A Common Stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on certain tax reporting positions, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payment under the Tax Receivable Agreement are based, as well as other related tax positions we take, and a court could sustain such challenge. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against future payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could materially adversely affect our liquidity.

In certain circumstances, Nerdy LLC will be required to make tax distributions to the Nerdy LLC unitholders, including us, and the tax distributions that Nerdy LLC will be required to make may be substantial. The Nerdy LLC tax distribution requirement may complicate our ability to maintain our intended capital structure.

Nerdy LLC will generally make quarterly tax distributions, to the Nerdy LLC unitholders, including us. Such distributions will be pro rata and be in an amount sufficient to cause each Nerdy LLC unitholder to receive a distribution at least equal to such Nerdy LLC unitholder's allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the combined maximum U.S. federal, state, and local income tax rate that may potentially apply to any member for the applicable taxable year. The highest marginal U.S. federal income tax rate applicable to corporations is significantly lower than the highest marginal U.S. federal income tax rate applicable to non-corporate taxpayers. Additionally, the per-OpCo unit taxable income allocable to us will likely be lower than the per-OpCo unit taxable income allocated to other Nerdy LLC unitholders. As a result of these disparities, we may receive tax distributions from Nerdy LLC significantly in excess of our actual tax liability and our obligations under the Tax Receivable Agreement.

The receipt of such excess distributions would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained (or reinvested in Nerdy LLC without an accompanying stock dividend with respect to our Class A Common Stock), could cause the value of an OpCo unit to deviate from the value of a share of Class A Common Stock. If we retain such cash balances (or reinvests such balances in Nerdy LLC without an accompanying stock dividend with respect to our Class A Common Stock), the other Nerdy LLC unitholders would benefit from any value attributable to such accumulated or reinvested cash balances as a result of their exercise of the OpCo redemption right. We intend to take steps to eliminate any material cash balances. Such steps could include distributing such cash balances as dividends on our Class A Common Stock and reinvesting such cash balances in Nerdy LLC for additional OpCo Units (with an accompanying stock dividend with respect to our Class A Common Stock).

The tax distributions to the Nerdy LLC unitholders may be substantial and may, in the aggregate, exceed the amount of taxes that OpCo would have paid if it were a similarly situated corporate taxpayer. Funds used by Nerdy LLC to satisfy its tax distribution obligations will generally not be available for reinvestment in its business.

Delaware law and our Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board and therefore depress the trading price of our Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, our governing documents, include provisions regarding:

- the ability of our Board to issue shares of preferred stock, including "blank check" preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the limitation of the liability of, and the indemnification of, our directors and officers;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders after such date and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by the Chief Executive Officer, the Chairman of the Board, or our Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

- the ability of our Board to amend the bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C. CYBERSECURITY.

Our Board of Directors, recognizing the importance of maintaining the trust and confidence of our Learners, Experts, Institutional customers, clients, business partners, and employees, has delegated oversight of our cybersecurity risk management to the Audit Committee. Our cybersecurity policies, standards, processes, and practices have been established as part of our risk management program and are based on recognized frameworks, including as adopted by the National Institute of Standards and Technology (the "NIST"). In general, we seek to address cybersecurity risks through a cross-functional approach focused on preserving the confidentiality, security, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Our cybersecurity program focuses on these key areas:

- *Governance*: The Audit Committee has oversight of cybersecurity risk management and regularly interacts with our Chief Technology Officer ("CTO") and other members of management.

- *Education and Awareness*: We provide regular, mandatory training for personnel regarding cybersecurity threats to equip them with effective tools to address and mitigate cybersecurity threats, and to communicate our information security policies, standards, processes, and practices.

- *Cross-Functional Approach*: We have adopted a cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- *Third-Party Risk Management*: We have adopted a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- *Technical Safeguards*: We deploy technical safeguards designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and revised through vulnerability and cybersecurity threat assessments.

- *Incident Response and Recovery Planning*: We maintain incident response and recovery plans addressing our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

We engage in the periodic assessment and testing of our policies, standards, processes, and practices designed to address cybersecurity threats and incidents. These efforts include internal and external activities, including reviews of our information security control environment, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning, and information security maturity assessments.

In late 2023, the Board of Directors delegated oversight of cybersecurity risks to the Audit Committee. The Audit Committee receives regular presentations and reports on cybersecurity risks, and prior to the Board's delegation, the Board periodically received such presentations and reports. Those presentations and reports have covered or will cover topics such as recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, and technological and peer company trends. The Audit Committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Audit Committee discusses the Company's approach to cybersecurity risk management with the members of the management team, including the CTO and the Vice President, Engineering and Security.

The CTO and Vice President, Engineering and Security in coordination with our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and Chief Legal Officer ("CLO"), among others, work collaboratively across functions to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communication, we monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Our CTO has served in various roles in information technology and information security for over a decade, and holds a doctorate in mathematics from the London School of Economics and Political Science. The Vice President, Engineering and Security has served in various roles in information technology for over 25 years. Our CEO, CFO and CLO each hold degrees in their respective fields, and each have experience managing risks, including risks arising from cybersecurity threats.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including our business strategy, results of operations, or financial condition. Depending on their nature, cybersecurity threats in the future may materially affect our business strategy, results of operations, or financial condition. See "Risk Factors" in Part I, Item 1A of this report.

ITEM 2.   PROPERTIES.

Our corporate headquarters is located at 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105 with a lease term that expires in April 2031, with two extension options. We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to secure additional space due to the expiration of our current lease or the expansion of our operations, as necessary, and if needed.

ITEM 3.   LEGAL PROCEEDINGS.

For information regarding our legal proceedings, refer to "Commitments and Contingencies" in Note 19 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report, which is incorporated herein by reference.

Pursuant to SEC regulations, the Company is required to disclose certain information about environmental proceedings with a governmental entity as a party if the Company reasonably believes such proceedings may result in monetary sanctions, exclusive of interest and costs, above a stated threshold. Pursuant to such SEC regulations, the Company has elected to use a threshold of $1,000 thousand for purposes of determining whether disclosure of any such proceedings is required. Applying this threshold, there are no such environmental proceedings pending as of the filing date of this report or that were resolved during the fourth quarter of 2023.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Common Stock and Dividends

Our Class A common stock, par value $0.0001 per share (the "Class A Common Stock) is traded on the New York Stock Exchange (the "NYSE") under the symbol, "NRDY". Our Class B common stock, par value $0.0001 per share (the "Class B Common Stock") is not traded on any established public trading market.

On February 13, 2024, there were approximately 45 stockholders and 24 stockholders of our Class A Common Stock and Class B Common Stock, respectively. The actual number of Class A Common Stock is greater than this number of record holders and includes stock holders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. We did not pay any cash dividends on our Class A Common Stock during the year ended December 31, 2023, nor do we have plans to pay cash dividends on our common stock in the foreseeable future.

The information required under this Item 5 concerning equity compensation plan information is set out under Part III, Item 12 of this report and is incorporated herein by this reference.

Issuer Purchases of Equity Securities

There were no purchases of equity securities by the issuer or affiliated purchasers, as defined in Rule 10b-18(a)(3) the Securities Exchange Act of 1934, during the fourth quarter of 2023.

Performance Graph

As of December 31, 2022, we were a "smaller reporting company," as defined by Item 10(f)(1) of Regulation S-K, but are no longer a "smaller reporting company" as of December 31, 2023. Pursuant to 5120.1c of the United States Securities and Exchange Commission (the "SEC") Financial Reporting Manual, we may continue to use the scaled disclosures permitted for a smaller reporting company through our annual report on Form 10-K for the year ended December 31, 2023, and therefore are not required to provide the information required by paragraph (e) of Item 201 of Regulation S-K.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and capital resources of Nerdy Inc. The following discussion should be read in conjunction with the financial statements under Part II, Item 8 of this report, "Cautionary Note On Forward-Looking Statements" on page 1 of this report, and "Risk Factors" in Part I, Item 1A of this report. This section of this report generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 are not included in this report, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 28, 2023.

OVERVIEW

We operate a platform for live online learning. Our mission is to transform the way people learn through technology. Our purpose-built proprietary platform leverages technology, including artificial intelligence ("AI"), to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including Learning Memberships, one-on-one instruction, small group tutoring, large format classes, tutor chat, essay review, adaptive assessments, and self-study tools. Our flagship business, Varsity Tutors LLC ("Varsity Tutors"), is one of the nation's largest platforms for live online tutoring and classes. Our solutions are available directly to Learners ("Consumer(s)"), as well as through education systems ("Institution(s)"). Our platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality live online learning. Our offerings include *Varsity Tutors for Schools*, a product suite that leverages our platform capabilities to offer high-dosage tutoring and our online learning solutions to Institutions. We have built a diversified business across the following audiences: K-8, High School, College, Graduate School, and Professional.

The Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction

Public and FPA Warrant Exchange

On September 25, 2023, we concluded an offer to holders of our then-outstanding publicly traded warrants, each exercisable to purchase one share of Nerdy Inc.'s Class A Common Stock at a price of $11.50 per share (the "Public Warrant(s)") and warrants to purchase one share of Nerdy Inc.'s Class A Common Stock at a price of $11.50 per share issued in connection with a forward purchase agreement (the "FPA Warrant(s)"), which provided such holders the opportunity to receive 0.25 shares of Nerdy Inc.'s Class A Common Stock (the "Public Offer exchange rate") in exchange for each Public Warrant and FPA Warrant tendered by such holders (the "Offer"). This Offer included a solicitation of consents from holders of the Public Warrants and FPA Warrants to amend the warrant agreement with respect to certain terms of the Public Warrants and the FPA Warrants (the "Public and FPA Warrant Amendment", together with the Offer, the "Public and FPA Warrant Exchange"). At the closing of the Offer, all remaining outstanding Public and FPA warrants that were not exchanged at the election of the holder were converted into 0.225 shares of Class A Common Stock, pursuant to the Public and FPA Warrant Amendment. As a result of the Public and FPA Warrant Exchange, 12,000 thousand Public Warrants and FPA Warrants were exchanged for 2,992 thousand shares of Nerdy Inc.'s Class A Common Stock, with a nominal cash settlement in lieu of fractional shares. No Public Warrants and FPA Warrants remained outstanding after the Public and FPA Warrant Exchange.

Private Warrant Transaction

Concurrently with the Offer, holders of our then-outstanding warrants to purchase one share of Nerdy Inc.'s Class A Common Stock at a price of $11.50 per share issued in connection with a private placement (the "Private Placement Warrant(s)") and warrants to purchase one unit of Nerdy LLC (the "OpCo Unit(s)") at an exercise price of $11.50 (the exercise of which would also result in the issuance of one corresponding share of Class B common stock (together with the Class A Common Stock, the "Common Stock")) (the "OpCo Warrant(s)") agreed to amend the warrant agreement with respect to certain terms of the Private Placement Warrants and OpCo Warrants (the "Private Placement Warrant Amendment", together with the Public and FPA Warrant Amendment, the "Warrant Amendment"). The Warrant Amendment, among other provisions, required that upon the closing of the Offer that (a) each Private Placement Warrant be automatically exchanged or exercised on a cashless basis into shares of Class A Common Stock and (b) each OpCo Warrant that is outstanding be automatically exercised on a cashless basis into OpCo Units with an equivalent number of shares of Class B Common Stock being issued, in each case, at the same ratio as the Public Offer exchange rate (the "Private Warrant Transaction", together with the Public and FPA Warrant Exchange, the "Warrant Transactions"). As a result of the Private Warrant Transaction, 5,281 thousand Private Placement Warrants were exchanged or exercised on a cashless basis for 1,314 thousand shares of the Company's Class A Common Stock, with a nominal cash settlement in lieu of fractional shares and 2,052 thousand OpCo Warrants were exchanged or exercised on a cashless basis for 513 thousand OpCo Units (with an equivalent number of shares of Class B Common Stock), with a nominal cash settlement in lieu of fractional shares. No Private Placement Warrants and OpCo Warrants remained outstanding after the Private Warrant Transaction.

The Private Placement Warrants, the Public Warrants, the FPA Warrants, and the OpCo Warrants are collectively referred to herein as the "Warrant(s)."

Earnout Transaction

Concurrently with the Offer, holders of our then-outstanding shares or units of (i) Class A Common Stock or (ii) OpCo Units (and a corresponding number of Class B Common Stock), as applicable, that were subject to forfeiture if the achievement of certain stock price thresholds of the Class A Common Stock were not met within five years of the reverse recapitalization (assuming there was no change in control event) (the "Earnout(s)") agreed to forfeit (and thus surrender for cancellation) 60% of the Earnouts they held and agreed that the remaining 40% of the Earnouts will no longer be subject to potential forfeiture and will be either regular shares of Class A Common Stock or regular OpCo Units (with an equivalent number of regular shares of Class B Common Stock) (the "Earnout Transaction"). As a result of the Earnout Transaction, 2,764 thousand shares of Class A Common Stock and 2,015 thousand OpCo Units (with an equivalent number of shares of Class B Common Stock) were cancelled and 1,842 thousand shares of Class A Common Stock and 1,343 thousand OpCo Units (with an equivalent number of shares of Class B Common Stock) remain outstanding after the Earnout Transaction and are no longer subject to forfeiture. The 36 thousand Earnouts held by the Company are now regular shares of Class A Common Stock and are no longer subject to forfeiture.

The collective net effect of the Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction resulted in a net increase of 37 thousand shares of our Common Stock, or less than 0.1%, in the amount of our Common Stock outstanding at the closing of these transactions. For additional information on the Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction, refer to Notes 1, 5, and 14 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

Seasonality of our Business

We have experienced in the past, and expect to continue to experience seasonal fluctuations in our revenue and earnings due to Learner and Institutional spending and consumption habits, and the timing of the academic year. Historically, we experience lower than normal revenue during the summer when schools and universities are out of session in the United States (the "U.S"). and when people travel for vacations and holidays. Due to seasonality, comparisons of our historical quarterly results of operations on a sequential basis may not provide meaningful insight into our overall financial performance.

Macroeconomic Trends

Adverse macroeconomic conditions, including inflation, slower growth or a recession, tighter credit, higher interest rates, and higher unemployment rates, had negative impacts on consumer confidence and spending in 2023 and 2022, and some of these conditions are expected to continue into 2024. Specifically, our financial results have been impacted by wage inflation among our employees and other inflationary pressures. We continuously explore the best pricing of our services and will consider future pricing actions to offset these inflationary pressures.

KEY FINANCIAL AND OPERATING METRICS

We monitor the following key operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

During the second quarter of 2023, we completed the transition from our Package model to Learning Memberships within our Consumer business for all new customers. As a result of this transition, we are presenting Active Members (as defined below) as a key operating metric.

"Active Member(s)" is defined as the number of Learners with an active paid Learning Membership as of the date presented. Variations in the number of Active Members are due to changes in demand for our solutions, seasonality, testing schedules, the extension of Learning Memberships to additional Consumer audiences, and the launch of new membership options. As a result, we believe Active Members is a key indicator of our ability to attract, engage, and retain Learners. Active Members exclude EduNation Limited, a company incorporated in England and Wales ("First Tutors UK"), as well as our Institutional business.

Active Members in thousands	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Active Members	40.7	39.5	31.0	32.9	20.2

"Active Experts" is defined as the number of Experts who have instructed one or more sessions in a given period. Active Experts also includes our Institutional business, but excludes First Tutors UK. The following table summarizes Active Experts for the periods presented. Our Active Expert count at December 31, 2023 reflects our evolution to Learning Memberships, which has allowed the highest quality Experts the ability to develop deeper relationships that allow for more consistent revenue-generating opportunities.

	Year Ended December 31,		Change
Active Experts in thousands	2023	2022	%
Active Experts	17.2	20.8	(17)%

RESULTS OF OPERATIONS

	Year Ended December 31,			
dollars in thousands	2023	%	2022	%
Revenue	$ 193,399	100 %	$ 162,665	100 %
Cost of revenue	56,952	29 %	49,732	31 %
Gross Profit	136,447	71 %	112,933	69 %
Sales and marketing expenses	68,448	36 %	74,183	45 %
General and administrative expenses	125,570	65 %	129,559	80 %
Operating Loss	(57,571)	(30)%	(90,809)	(56)%
Unrealized loss (gain) on derivatives, net	13,385	7 %	(26,620)	(17)%
Interest income	(3,377)	(2)%	(483)	— %
Other (income) expense, net	(19)	— %	183	— %
Loss before Income Taxes	(67,560)	(35)%	(63,889)	(39)%
Income tax expense	109	— %	19	— %
Net Loss	(67,669)	(35)%	(63,908)	(39)%
Net loss attributable to noncontrolling interests	(27,495)	(14)%	(28,509)	(17)%
Net Loss Attributable to Class A Common Stockholders	$ (40,174)	(21)%	$ (35,399)	(22)%

Revenue

Revenue growth in the current year was driven by the completion of our evolution towards 'always on' recurring revenue products, strong adoption of Learning Memberships, and lifetime value expansion in our Consumer business coupled with the continued scaling of our Institutional business.

The following table presents the Company's revenue by business category for the periods presented.

	Year Ended December 31,				Change	
dollars in thousands; favorable/(unfavorable)	2023	%	2022	%	$	%
Consumer	$ 158,654	82 %	$ 140,820	86 %	17,834	13 %
Institutional	33,815	17 %	19,054	12 %	14,761	77 %
Other (a)	930	1 %	2,791	2 %	(1,861)	(67)%
Revenue	$ 193,399	100 %	$ 162,665	100 %	$ 30,734	19 %

(a) Other consists of the Legacy Businesses and other services.

Cost of Revenue and Gross Profit

The following table sets forth our cost of revenue and gross profit for the periods presented.

dollars in thousands; favorable/(unfavorable)	Year Ended December 31, 2023	2022	Change $	%
Revenue	$ 193,399	$ 162,665	$ 30,734	19 %
Cost of revenue	56,952	49,732	(7,220)	(15)%
Gross Profit	$ 136,447	$ 112,933	$ 23,514	21 %
% Margin	71 %	69 %		

Cost of revenue includes the cost of Experts performing instruction, amortization of capitalized technology costs, and other costs required to deliver instruction to Learners.

Cost of revenue for the year ended December 31, 2023 increased primarily due to higher Expert costs of $6,816 thousand related to higher tutoring volumes in both our Consumer and Institutional business.

Gross profit for the year ended December 31, 2023 of $136,447 thousand increased by $23,514 thousand, or 21%, compared to the same period in 2022. Gross margin was 71% during the year ended December 31, 2023, an increase of 113 basis points when compared to the prior year period. These increases in the current year period were primarily driven by growth in our Consumer business as a result of the strong adoption of Learning Memberships, which has led to lifetime value expansion and higher gross margin.

Operating Expenses

The following table sets forth our operating expenses for the periods shown:

dollars in thousands; (favorable)/unfavorable	Year Ended December 31, 2023	2022	Change $	%
Sales and marketing expenses	$ 68,448	$ 74,183	$ (5,735)	8 %
General and administrative expenses	125,570	129,559	(3,989)	3 %
Total operating expenses	$ 194,018	$ 203,742	$ (9,724)	5 %

Sales and Marketing

Sales expenses consist of compensation for our employees engaged in our sales process. Marketing expenses primarily include third-party costs related to media costs, including television, radio, podcasts, paid-social, paid-search, and other paid channels. Sales and marketing expenses also include costs associated with the delivery of our large format classes, including *StarCourses*, and expenditures across new marketing channels to drive brand awareness and reach.

Sales and marketing expenses for the year ended December 31, 2023 included non-cash stock-based compensation of $2,795 thousand. Sales and marketing expenses for the year ended December 31, 2022 included non-cash stock-based compensation and restructuring costs of $4,086 thousand and $345 thousand, respectively. Excluding these impacts in both periods, sales and marketing expenses decreased $4,099 thousand, or 6%. Additionally, excluding these impacts in both periods, sales and marketing expenses for the year ended December 31, 2023 were 34% of revenue compared to 43% of revenue during the same period in 2022, a 893 basis point improvement year-over-year.

Sales and marketing spend and efficiency improvements were driven by the transition to Learning Memberships, including the continued expansion of lifetime value, our focus on optimizing the level of marketing spend, and a more efficient operating model in our Consumer business. We also delivered substantial *Varsity Tutors for School* revenue growth, yielding efficiencies from prior investments in the Institutional sales and go-to-market organization. Our more efficient operating model in our Consumer business and the continued scaling of our Institutional business continue to lead to sales and marketing efficiency improvements as the business delivers revenue growth.

General and Administrative

General and administrative expenses include compensation for certain employees, support services, product development expenses intended to support continued innovation, and other operating expenses. Product development costs were $40,859 thousand and $36,097 thousand for the years ended December 31, 2023 and 2022, respectively, an increase of $4,762 thousand. Product development costs include compensation for employees on our product, engineering, and design teams who are responsible for developing new and improving existing offerings, maintaining our website, improving efficiencies across our organization, and third-party expenses.

General and administrative expenses for the year ended December 31, 2023 included non-cash stock-based compensation, transaction costs, a provision for legal settlement, and restructuring costs of $41,474 thousand, $1,940 thousand, $1,250 thousand, and $841 thousand, respectively. General and administrative expenses for the year ended December 31, 2022 included non-cash stock-based compensation and restructuring costs of $43,158 thousand and $1,134 thousand, respectively. Excluding these impacts in both periods, general and administrative expenses decreased $5,202 thousand, or 6%. Additionally, excluding these impacts in both periods, general and administrative expenses for the year ended December 31, 2023 were 41% of revenue compared to 52% of revenue during the same period in 2022, a 1,102 basis point improvement year-over-year.

 Our investments in product development and our platform-oriented approach to growth have allowed us to launch a suite of 'always on' subscription products including Learning Memberships for consumers, and our District, Teacher, and Parent Assigned offerings for Institutional customers. Subscription and access-based offerings simplify the operating model needed to support customers and grow the business. Combined with our ongoing automation efforts involving self-service capabilities, the application of AI, and other efficiency efforts, we have been able to generate operating efficiencies and remove significant costs from the business.

Unrealized Loss (Gain) on Derivatives, Net

During the years ended December 31, 2023 and 2022, we recognized a net loss (gain) of $13,385 thousand and $(26,620) thousand, respectively, related to non-cash mark-to-market adjustments on our Warrants and Earnouts contracts to non-employees.

Of the net loss recognized in 2023, $11,091 thousand and $2,294 thousand related to warrants and earnouts, respectively. The net loss recognized for the year ended December 31, 2023 related to our Warrants was due to a higher average trading price of our Public Warrants, including in the period after the Offer and prior to the completion of the Warrant Transactions. The net loss recognized for the year ended December 31, 2023 related to our Earnouts was primarily due to a higher average trading price of our Class A common stock at the time of the Earnout Transaction, partially offset by the cancellation of a portion of the Earnouts in connection with the Earnout Transaction.

Of the net gain recognized in 2022, $12,812 thousand and $13,808 thousand related to warrants and earnouts, respectively. The net gain recognized for the year ended December 31, 2022 related to our Warrants was due to a lower average trading price of our Public Warrants during the period. The net gain recognized in the year ended December 31, 2022 related to our Earnouts was primarily due to a lower average trading price of our Class A Common Stock during the period.

For additional information regarding our the Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction, refer to "Overview" within Part I, Item 2 of this report and Notes 1, 5, and 14 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

Interest Income

Interest income was $3,377 thousand for the year ended December 31, 2023, compared to $483 thousand for the year ended December 31, 2022. This increase was driven by higher interest income on our cash balances during the year ended December 31, 2023.

Income Tax Expense

Our effective income tax rate was (0.16)% and (0.03)% for the years ended December 31, 2023 and 2022, respectively. Income tax expense recorded during the years ended December 31, 2023 and 2022 represents amounts owed to state authorities. The following table presents a reconciliation of income tax expense with amounts computed at the federal statutory tax rate for the periods presented.

| | Year Ended December 31, | |
| | 2023 | 2022 |
dollars in thousands		
Computed tax (21%)	$ (14,188)	$ (13,417)
Partnership outside basis adjustments	2,266	(3,840)
Income tax benefit attributable to NCI	6,979	7,085
Income tax credit	(1,121)	(412)
Change in valuation allowance charged to expense	11,907	14,301
State income tax benefit, net of effect on federal tax	(2,888)	(2,406)
Other, net	(2,846)	(1,292)
Income tax expense	$ 109	$ 19

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

As of December 31, 2023 and 2022, we had cash and cash equivalents totaling $74,824 thousand and $90,715 thousand, respectively. We have incurred cumulative losses from our operations, and we may incur additional losses in the future. Our operations since we became a public company have been financed primarily by the cash proceeds we received from the reverse recapitalization. To the extent we generate negative operating cash flows, it is possible that we may have to finance future operations primarily or in part from cash on hand.

Cash Requirements

Our cash requirements within the next twelve months include working capital requirements, sales and marketing activities, and capital expenditures. We believe our cash on hand will be sufficient to satisfy these future requirements.

Our cash requirements under our contractual obligations and commitments consist primarily of lease arrangements. See Note 17 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report for information on our lease obligations and the amount and timing of future payments. As of December 31, 2023, we had no debt obligations.

The following table sets forth our cash flows.

| | Year Ended December 31, | |
| | 2023 | 2022 |
dollars in thousands		
Cash used in:		
Operating activities	$ (7,560)	$ (48,002)
Investing activities	(6,887)	(5,317)
Financing activities	(1,940)	(1,000)
Effect of Exchange Rate Change on Cash, Cash Equivalents, and Restricted Cash	(20)	(13)
Net Decrease in Cash, Cash Equivalents, and Restricted Cash	$ (16,407)	$ (54,332)

Operating Activities

Cash used in operating activities for the year ended December 31, 2023 decreased $40,442 thousand compared to the same period in 2022. The improvement in operating cash flow was driven by higher revenue, sales and marketing efficiency gains, business model changes that allowed us to streamline operations through automation and workforce reductions, and diligent cost oversight. Additionally, cash used in operating activities in the current year period was positively impacted by favorable changes in working capital, primarily related to fluctuations in the timing of sales and collections of receivables and the payments of other current liabilities.

Investing Activities

Cash used in investing activities was $6,887 thousand and $5,317 thousand for the years ended December 31, 2023 and 2022, respectively. Cash used in investing activities related to capital expenditures primarily for the development of internal use software and information technology ("IT") equipment.

Financing Activities

Cash used in financing activities for the year ended December 31, 2023 was $1,940 thousand, which related to transaction costs paid in connection with the Warrant Transactions and Earnout Transaction. Cash used in financing activities for the year ended December 31, 2022 was $1,000 thousand, which primarily related to payments made to legacy Nerdy holders in connection with the reverse recapitalization.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires us to make judgments, estimates, and assumptions. We make these subjective determinations after considering our historical performance, management's experience, current economic trends, and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 within the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report. Our critical accounting policies and estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations.

Revenue Recognition and Deferred Revenue

We recognize revenue from our services as performance obligations are satisfied. Performance obligations are satisfied throughout the term of contracts with Learners and Institutions, who are our customers, when they are provided services. Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We generate revenue by selling services to Learners and Institutions for one-on-one instruction and small group tutoring that are fulfilled by Experts, who deliver instruction on our behalf through our proprietary Live Learning Platform.

We provide a significant service of integrating instruction services, which are provided by Experts on our behalf through our platform, using our curation and matching technologies and features in order to deliver a combined output to meet our performance obligation to Learners. We are primarily responsible for the services provided and set pricing. We determined that collectively, these factors reflect that we are the principal in transactions with Learners and Institutions.

We do not have any incremental costs to obtain or fulfill a contract that require capitalization. We elected as a practical expedient, not to disclose additional information about unsatisfied performance obligations for contracts with customers that have an expected duration of one year or less.

Learners

Our revenue from contracts with Learners, which are generally short-term in duration (one year or less), is recognized as performance obligations are satisfied. Contracts with Learners are sold through Learning Memberships, whereby Learners pay a fixed monthly rate over the contract term.

Revenue earned through Learning Memberships is recognized from one-on-one instruction and small group tutoring as performance obligations are satisfied. Given the customer receives benefit from the completion of each session (as Learners are not obligated to meet with the same Expert for a minimum number of sessions), we concluded each one-on-one or small group tutoring session is a separate performance obligation. Revenue is recognized and deferred revenue is relieved on the date services are delivered to Learners in an amount that reflects the consideration we are contractually entitled to receive in exchange for those services.

Cash for the purchase of services by Learners is generally collected monthly in advance and recorded to deferred revenue until the services are used by the Learner. We recognize revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire each month for Learning Memberships) with the customer based on historical customer usage patterns. We estimate the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Institutions

Our revenue from contracts with Institutions, which are generally short-term in duration of (one year or less), is recognized from services as performance obligations are satisfied. Contracts with Institutions are sold through subscriptions (District Assigned, Teacher Assigned, and Parent Assigned), whereby Institutions pay a fixed monthly rate over the contract term, and our legacy high-dosage contracts, which consist of payments for services that can be redeemed following the date of first payment or payments after services are completed.

Revenue is recognized from one-on-one instruction and small group tutoring as performance obligations are satisfied. Given the Institutions receive benefit from the completion of each session (as Institutions are not obligated to meet with the same Expert for a minimum number of sessions), we concluded each one-on-one or small group tutoring session is a separate performance obligation. Revenue is recognized, and to the extent cash for the purchase of services by Institutions is collected in advance (at one time or in installments), deferred revenue is relieved on the date services are delivered to the Institutions in an amount that reflects the consideration we are contractually entitled to receive in exchange for those services. For Institutions that do not pay in advance, we typically invoice these Institutions on a monthly basis for each session provided, with amounts recorded to accounts receivable, net of any related allowance for doubtful accounts.

Per the terms of our subscription contracts, purchased services can be redeemed for a set period of time from the date of payment. Per the terms of our legacy high-dosage contracts, services purchased by Institutions are generally redeemed following the date of the first payment. We recognize revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire after a stated usage period) with the Institution based on historical usage patterns. We estimate the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Fixed Assets, Net

Expenditures for fixed assets are capitalized and primarily include costs related to software developed or acquired for internal use and purchases of IT equipment. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation of fixed assets other than capitalized internal use software is calculated on a straight-line basis over estimated useful lives of one to seven years and is included in "General and administrative expenses." When fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.

We capitalize certain costs, including stock-based compensation, associated with software developed or obtained for internal use and website and application development. We capitalize development stage internal and external costs. These costs are capitalized when management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Once the software is ready for its intended use, it is placed into service and such costs are amortized on a straight-line basis within "Cost of revenue" in the Consolidated Statements of Operations, generally over a four year estimated useful life of the related asset. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

Stock-based Compensation

We recognize the cost of services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards. That cost is recognized straight-line or graded (when applicable) over the period during which the employee is required to provide service in exchange for the award - the requisite service period. Any forfeitures of stock-based compensation are recorded as they occur. The grant date fair value of the restricted stock units was determined based upon the closing price of our Class A Common Stock on the date of grant. The grant date fair value of the stock appreciation rights, restricted stock awards, and stock options was determined using the Black-Scholes Model. The grant date fair value of the Founder's Award was determined using the Monte Carlo Option Pricing Method.

For additional discussion on stock-based compensation, see Note 20 in "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

See Note 3 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report for a discussion regarding recently issued and adopted accounting standards.

EMERGING GROWTH COMPANY STATUS

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Additionally, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We expect to remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing date of the TPG Pace's initial public offering, (b) in which we have total annual gross revenue of at least $1,235,000 thousand or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares of common stock that are held by non-affiliates equals or exceeds $700,000 thousand as of the prior June 30th, or (2) the date on which we have issued more than $1,000,000 thousand in non-convertible debt securities during the prior three-year period. Based upon the facts and circumstances that existed as of December 31, 2023, we remained an emerging growth company for our Annual Report on Form 10-K for the year ended December 31, 2023 and will continue to be for our quarterly reports in the 2024 interim periods.

SMALLER REPORTING COMPANY STATUS

As of December 31, 2022, we were a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. An entity is a "smaller reporting company" based upon the following criteria (i) the market value of its shares of common stock held by non-affiliates is less than $250,000 thousand as of the prior June 30, or (ii) its annual revenue is less than $100,000 thousand during the prior fiscal year and the market value of its shares of common stock held by non-affiliates is less than $700,000 thousand as of the prior June 30. Based upon the facts and circumstances that existed as of December 31, 2023, we are no longer a smaller reporting company. Pursuant to 5120.1c of the SEC Financial Reporting Manual, we may continue to use the scaled disclosures permitted for a smaller reporting company through our annual report on Form 10-K for the year ended December 31, 2023, and will begin providing non-scaled larger company disclosure in our first quarterly report of 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our Warrants and Earnouts issued to non-employees are no longer outstanding as a result of the Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction. As such, we are no longer exposed to significant market risk. Our exposure to foreign currency exchange rates and interest rates are immaterial. For additional information regarding the Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction, refer to "Overview" within Part I, Item 2 of this report and Notes 1, 5, and 14 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nerdy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nerdy Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
February 27, 2024

We have served as the Company's auditor since 2016.

NERDY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data*)*

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 193,399	$ 162,665	$ 140,664
Cost of revenue	56,952	49,732	46,700
Gross Profit	136,447	112,933	93,964
Sales and marketing expenses	68,448	74,183	65,441
General and administrative expenses	125,570	129,559	121,968
Write-off of other intangible assets	—	—	3,009
Operating Loss	(57,571)	(90,809)	(96,454)
Unrealized loss (gain) on derivatives, net	13,385	(26,620)	(71,041)
Interest (income) expense, net	(3,377)	(483)	3,772
Other (income) expense, net	(19)	183	8,571
Gain on extinguishment of debt, net	—	—	(7,117)
Loss before Income Taxes	(67,560)	(63,889)	(30,639)
Income tax expense	109	19	40
Net Loss	(67,669)	(63,908)	(30,679)
Net loss attributable to legacy Nerdy holders prior to the reverse recapitalization	—	—	(23,546)
Net loss attributable to noncontrolling interests	(27,495)	(28,509)	(3,354)
Net Loss Attributable to Class A Common Stockholders	$ (40,174)	$ (35,399)	$ (3,779)
Loss per share of Class A Common Stock:			
Basic and Diluted	$ (0.41)	$ (0.41)	$ (0.05)
Weighted-Average Shares of Class A Common Stock Outstanding:			
Basic and Diluted	97,157	85,873	79,236

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net Loss	$ (67,669)	$ (63,908)	$ (30,679)
Foreign currency translation adjustments	74	(266)	(26)
Total Comprehensive Loss	(67,595)	(64,174)	(30,705)
Comprehensive loss attributable to legacy Nerdy holders prior to the reverse recapitalization	—	—	(23,533)
Comprehensive loss attributable to noncontrolling interests	(27,464)	(28,627)	(3,372)
Total Comprehensive Loss Attributable to Class A Common Stockholders	$ (40,131)	$ (35,547)	$ (3,800)

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		December 31,		
		2023		**2022**
ASSETS				
Current Assets				
Cash and cash equivalents	$	74,824	$	90,715
Accounts receivable, net		15,398		11,596
Other current assets		4,815		5,345
Total Current Assets		95,037		107,656
Fixed assets, net		16,388		12,504
Goodwill		5,717		5,717
Intangible assets, net		3,061		3,574
Other assets		4,541		3,241
Total Assets	$	124,744	$	132,692
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	3,443	$	3,199
Deferred revenue		20,480		25,539
Other current liabilities		11,682		8,593
Total Current Liabilities		35,605		37,331
Other liabilities		3,533		14,311
Total Liabilities		39,138		51,642
Commitments and Contingencies (See Note 19)				
Stockholders' Equity				
Class A common stock, par value $0.0001 per share, 1,000,000 shares authorized, 106,416 and 95,296 shares issued and outstanding, respectively		11		9
Class B common stock, par value $0.0001 per share, 150,000 shares authorized, 67,256 and 69,306 shares issued and outstanding, respectively		7		7
Additional paid-in capital		567,709		522,031
Accumulated deficit		(515,281)		(475,107)
Accumulated other comprehensive income (loss)		31		(12)
Total Stockholders' Equity Excluding Noncontrolling Interests		52,477		46,928
Noncontrolling interests		33,129		34,122
Total Stockholders' Equity		85,606		81,050
Total Liabilities and Stockholders' Equity	$	124,744	$	132,692

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows From Operating Activities			
Net Loss	$ (67,669)	$ (63,908)	$ (30,679)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation & amortization	6,166	5,919	5,320
Amortization of intangibles	606	602	1,069
Unrealized loss (gain) on derivatives, net	13,385	(26,620)	(71,041)
Gain on extinguishment of debt, net	—	—	(7,117)
Non-cash stock-based compensation expense	44,269	47,244	54,417
Write-off of other intangible assets	—	—	3,009
Other	1,940	—	2,121
Changes in operating assets and liabilities, net of reverse recapitalization:			
Increase in accounts receivable, net	(3,802)	(6,275)	(4,846)
Decrease (increase) in other current assets	972	125	(2,902)
Decrease in other assets	527	1,232	16
Decrease in accounts payable	(474)	(391)	(856)
(Decrease) increase in deferred revenue	(5,059)	(4,466)	12,735
Increase (decrease) in other current liabilities	3,287	(188)	1,111
Decrease in other liabilities	(1,708)	(1,276)	(1,248)
Net Cash Used In Operating Activities	(7,560)	(48,002)	(38,891)
Cash Flows From Investing Activities			
Capital expenditures	(6,887)	(5,317)	(5,163)
Net Cash Used In Investing Activities	(6,887)	(5,317)	(5,163)
Cash Flows From Financing Activities			
Payments of warrant and earnout transaction costs	(1,940)	—	—
Proceeds from reverse recapitalization, net	—	—	557,574
Payments to legacy investors	—	(767)	(336,079)
Payments of reverse recapitalization costs	—	—	(21,638)
Proceeds from loan and security agreement	—	—	11,000
Repayment of loan and security agreement	—	—	(50,000)
Payment of debt extinguishment costs	—	—	(1,607)
Other	—	(233)	—
Net Cash (Used In) Provided By Financing Activities	(1,940)	(1,000)	159,250
Effect of Exchange Rate Change on Cash, Cash Equivalents, and Restricted Cash	(20)	(13)	1
Net (Decrease) Increase in Cash, Cash Equivalents, and Restricted cash	(16,407)	(54,332)	115,197
Cash, Cash Equivalents, and Restricted Cash, Beginning of Year	91,547	145,879	30,682
Cash, Cash Equivalents, and Restricted Cash, End of Year	$ 75,140	$ 91,547	$ 145,879
Supplemental Cash Flow Information			
Non-cash stock-based compensation included in capitalized internal use software	$ 2,441	$ 2,402	$ 543
Purchase of fixed assets included in accounts payable	731	—	44
Cash paid for income taxes	93	38	—
Cash paid for interest	—	—	4,069

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

Nerdy Inc. Stockholders' Equity (Deficit)

	Class A Preferred Units		Class A-1 Preferred Units		Common Units		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Units	Value	Units	Value	Units	Value	Shares	Value	Shares	Value					
Balance, December 31, 2020	5,060	$ 3,309	5,007	$ 3,398	54,761	$ 86	—	$ —	—	$ —	$ 6,833	$ (412,383)	$ 296	$ —	$ (398,461)
Net loss attributable to legacy Nerdy holders prior to the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	(23,546)	—	—	(23,546)
Stock-based compensation attributable to legacy Nerdy holders prior to the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	1,451	—	—	—	1,451
Foreign currency translation adjustments attributable to legacy Nerdy holders prior to the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	—	13	—	13
Reverse recapitalization, net	(5,060)	(3,309)	(5,007)	(3,398)	(54,761)	(86)	83,875	8	73,971	7	450,794	—	(152)	26,147	470,011
Net loss after the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	(3,779)	—	(3,354)	(7,133)
Stock-based compensation after the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	50,105	—	—	3,404	53,509
Foreign currency translation adjustments after the reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(18)	(39)
Activity under stock compensation plans after the reverse recapitalization	—	—	—	—	—	—	38	—	16	—	—	—	—	—	—
Rebalancing of controlling and noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(18,963)	—	—	18,963	—
Balance, December 31, 2021	—	$ —	—	$ —	—	$ —	83,913	$ 8	73,987	$ 7	490,220	$ (439,708)	$ 136	$ 45,142	$ 95,805
Net loss	—	—	—	—	—	—	—	—	—	—	—	(35,399)	—	(28,509)	(63,908)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	46,818	—	—	2,833	49,651
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(148)	(118)	(266)
Activity under stock compensation plans	—	—	—	—	—	—	5,534	1	1,168	—	(233)	—	—	—	(232)
Conversion of combined interests into Class A common stock	—	—	—	—	—	—	5,849	—	(5,849)	—	3,005	—	—	(3,005)	—
Rebalancing of controlling and noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(17,779)	—	—	17,779	—
Balance, December 31, 2022	—	$ —	—	$ —	—	$ —	95,296	$ 9	69,306	$ 7	522,031	$ (475,107)	$ (12)	$ 34,122	$ 81,050
Net loss	—	—	—	—	—	—	—	—	—	—	—	(40,174)	—	(27,495)	(67,669)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	45,963	—	—	747	46,710
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	43	31	74
Activity under stock compensation plans	—	—	—	—	—	—	8,388	2	645	—	(2)	—	—	—	—
Conversion of combined interests into Class A common stock	—	—	—	—	—	—	1,193	—	(1,193)	—	485	—	—	(485)	—
Warrant transactions	—	—	—	—	—	—	4,306	—	513	—	14,602	—	—	887	15,489
Earnout transaction	—	—	—	—	—	—	(2,767)	—	(2,015)	—	5,691	—	—	4,261	9,952
Rebalancing of controlling and noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(21,061)	—	—	21,061	—
Balance, December 31, 2023	—	$ —	—	$ —	—	$ —	106,416	$ 11	67,256	$ 7	$ 567,709	$ (515,281)	$ 31	$ 33,129	$ 85,606

See accompanying Notes to Consolidated Financial Statements.

(in thousands, except per share information and where indicated otherwise)

NOTE 1 — BACKGROUND

Nerdy Inc. (along with its consolidated subsidiaries, "Nerdy" or "the Company") operates a platform for live online learning. The Company's purpose-built proprietary platform leverages technology, including artificial intelligence ("AI"), to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Nerdy's comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including Learning Memberships, one-on-one instruction, small group tutoring, large format classes, tutor chat, essay review, adaptive assessments, and self-study tools. Nerdy's flagship business, Varsity Tutors LLC ("Varsity Tutors"), is a platform for live online tutoring and classes. Its solutions are available directly to Learners ("Consumer(s)"), as well as through education systems ("Institutions"). Nerdy's platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality, live online learning. Nerdy's offerings include *Varsity Tutors for Schools*, a product suite that leverages the Company's platform capabilities to offer high-dosage tutoring and its online learning solutions to Institutions. Nerdy has built a diversified business across the following audiences: K-8, High school, College, Graduate School, and Professional.

Reverse Recapitalization

On September 20, 2021 (the "Closing Date"), TPG Pace Tech Opportunities Corp., a publicly traded, exempted company incorporated in the Cayman Islands ("TPG Pace"), and Live Learning Technologies LLC, a Delaware limited liability company (along with its wholly-owned subsidiaries, "Nerdy LLC"), consummated a business combination (the "Closing") pursuant to the business combination agreement, dated as of January 28, 2021 (as amended, the "Business Combination Agreement"). Nerdy LLC is a holding company that is the sole owner of several operating companies, including its flagship business, Varsity Tutors. Immediately prior to the Closing, TPG Pace became a Delaware corporation and renamed Nerdy Inc. As a result of the business combination and related transactions (the "Reverse Recapitalization"), Nerdy LLC merged with a wholly-owned subsidiary of Nerdy Inc. (the "Merger"), with Nerdy LLC surviving such merger. Nerdy Inc. is a holding company that has no material assets other than its ownership interests in Nerdy LLC and its indirect interests in the subsidiaries of Nerdy LLC, and has no independent means of generating revenue or cash flow.

Immediately following the Reverse Recapitalization, Nerdy Inc. had the following securities issued and outstanding: (i) 83,875 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), including Earnouts (as defined below), (ii) 73,971 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock"), including Earnouts, held by certain of the Legacy Nerdy Holders (as defined below), and (iii) 17,281 warrants, each exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share. The shares of Class B Common Stock are owned by the Legacy Nerdy Holders, have voting rights only, and have no dividend or economic rights. The Company does not intend to list its Class B Common Stock on any stock exchange.

Prior to the Public and FPA Warrant Exchange and the Private Warrant Transaction (both terms defined below), Nerdy Inc.'s warrants consisted of TPG Pace's previously outstanding private placement warrants and public warrants to purchase Class A ordinary shares that were converted into corresponding private placement warrants to purchase Class A Common Stock (the "Private Placement Warrant(s)") and public warrants to purchase Class A Common Stock (the "Public Warrant(s)"). Each Private Placement Warrant and Public Warrant allowed for the purchase of one share of Class A Common Stock at an exercise price of $11.50 per share. Additionally, Nerdy Inc. also issued warrants to purchase Class A Common Stock in connection with a forward purchase agreement (the "FPA Warrant(s)"). Each FPA Warrant allowed for the purchase of one share of Class A Common Stock at an exercise price of $11.50 per share.

Immediately following the Reverse Recapitalization, Nerdy LLC had the following units and warrants outstanding: (i) 157,846 units (the "OpCo Units"), including Earnouts, and (ii) 2,052 warrants to purchase OpCo Units at an exercise price of $11.50 (the exercise of which would also result in the issuance of one corresponding share of Class B Common Stock) (the "OpCo Warrant(s)"). Members of Nerdy LLC are the legacy holders of Nerdy LLC historical common and preferred equity (the "Legacy Nerdy Holder(s)") and Nerdy Inc.

As part of the Reverse Recapitalization, Nerdy Inc. contributed all of its assets (other than the OpCo Units it then held) to Nerdy LLC in exchange for additional OpCo Units and OpCo Warrants. Nerdy LLC, as a result of the contribution by Nerdy Inc., received proceeds of $557,574, which included (i) cash of $287,673 that was held in TPG Pace's trust account from its initial public offering and TPG Pace's operating cash account, after giving effect to redemptions of TPG Pace's Class A ordinary shares held by TPG Pace's public shareholders prior to the Reverse Recapitalization, (ii) proceeds of $150,000 from a private placement financing (the "PIPE Financing"), (iii) proceeds of $150,000 from a forward purchase agreement (the "FPA

Financing"), and (iv) the payment of TPG Pace transaction expenses of $30,099. Nerdy LLC used these proceeds to (i) pay cash consideration of $336,079 to Legacy Nerdy Holders, (ii) pay transaction fees and expenses of $29,636, and (iii) repay $52,343 of outstanding principal, interest and other charges under its Loan and Security Agreement (the "LSA"). The remaining funds were contributed to Nerdy LLC's balance sheet.

The Legacy Nerdy Holders exchanged their historical Nerdy LLC equity for: (i) cash consideration of $336,846, of which $767 was paid during the year ended December 31, 2022, (ii) either OpCo Units and an equivalent number of shares of Nerdy Inc.'s Class B Common Stock or shares of Class A Common Stock, and (iii) OpCo Warrants or Private Placement Warrants.

The Reverse Recapitalization was accomplished through an umbrella partnership corporation ("Up-C") structure, which is often used by partnerships and limited liability companies (operating as partnerships) undertaking an initial public offering. The Up-C structure allowed Legacy Nerdy Holders to retain their equity ownership in Nerdy LLC, an entity that is classified as a partnership for United States ("U.S.") federal income tax purposes, and provides potential future tax benefits for Nerdy Inc. when the Legacy Nerdy Holders ultimately redeem their pass-through interests for shares of Class A Common Stock or cash in Nerdy Inc. as a result of a tax receivable agreement (the "Tax Receivable Agreement"). Under the terms of the Tax Receivable Agreement, 85% of these potential future tax benefits realized by Nerdy Inc., as a result of such redemptions, will be paid to certain Legacy Nerdy Holders (the "TRA Holders"). For additional information, see Note 18.

Nerdy Inc. and Nerdy LLC will at all times maintain a one-to-one ratio between the number of shares of Class A and Class B Common Stock issued by Nerdy Inc. and the number of OpCo Units issued by Nerdy LLC. Nerdy LLC is managed by a five person board of managers, composed of three persons that were designated by Nerdy Inc. and two persons that were designated by holders of a majority of the OpCo Units held by members of Nerdy LLC other than Nerdy Inc. Nerdy LLC's management continues to manage Nerdy LLC and all of its related and affiliated entities (subject to approval of Nerdy Inc.'s Board of Directors) and Nerdy Inc.'s executive officers serve as the executive officers for all of its related and affiliated entities.

The financial results of Nerdy LLC and its wholly-owned subsidiaries are consolidated with and into Nerdy Inc., and a portion of the consolidated net earnings (loss) of Nerdy LLC, which the Legacy Nerdy Holders are entitled to or are required to absorb, are allocated to the noncontrolling interests (the "NCI"). Prior to the Earnout Transaction (as defined below), the Company excluded Earnouts in the calculation of the ownership interests in Nerdy LLC as the Earnouts were subject to forfeiture.

Warrants

The Private Placement Warrants, the Public Warrants, the FPA Warrants, and the OpCo Warrants are collectively referred to herein as the "Warrant(s)." Prior to the Public and FPA Warrant Exchange and the Private Warrant Transaction, the Company had the ability to redeem outstanding Warrants at any time after they became exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sale price of the Class A Common Stock equaled or exceeded $18.00 per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date the Company sent the notice of such redemption to the Warrant holders. Additionally, the Company had the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant, provided that the last reported sale price of the Class A Common Stock equaled or exceeded $10.00 per share and is less than $18.00 per share on the trading day prior to the date on which the Company sent the notice of redemption to the Warrant holder. The Warrants had a term of 5 years. At December 31, 2022, the Company held 22 of the total issued Warrants. For other terms and conditions regarding each tranche of Warrants previously issued by the Company, see the above discussion.

Earnouts

Prior to the Earnout Transaction and issued as a result of the Reverse Recapitalization, Nerdy Inc. had 8,000 shares or units of (i) Class A Common Stock or (ii) OpCo Units (and a corresponding number of Class B Common Stock), as applicable, that were subject to forfeiture if the achievement of certain stock price thresholds of the Class A Common Stock were not met within five years of the Reverse Recapitalization (assuming there was no change in control event) (the "Earnout(s)"). During the time between the issuance of the Earnouts and either the achievement of one or more triggering events or the expiration of the Earnout period, holders of the Earnouts were eligible to receive non-forfeitable dividends, if any, as declared by Nerdy Inc. at the same rate as all other holders of Class A Common Stock, i.e., on a one-for-one basis. However, during this time, the Earnouts were subject to transfer restrictions until and upon the achievement of one or more triggering events, as described below. In the event that some or all of the Earnouts were forfeited, and the holders thereof had received non-forfeitable dividends during the Earnout period, the dividends were not subject to return by the holder to Nerdy Inc. No such dividends were paid to the Earnout holders while they were outstanding. Each Earnout was subject to a triggering event as follows:

- Triggering Event 1 will occur on the date when the closing price of Class A Common Stock quoted on the New York Stock Exchange (the "NYSE") is greater than or equal to $12.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout period. Upon the occurrence of Triggering Event I, one-third of the Earnouts will no longer be subject to forfeiture.

- Triggering Event 2 will occur on the date when the closing price of Class A Common Stock quoted on the NYSE is greater than or equal to $14.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout period. Upon the occurrence of Triggering Event 2, one-third of the Earnouts will no longer be subject to forfeiture.

- Triggering Event 3 will occur on the date when the closing price of Class A Common Stock quoted on the NYSE is greater than or equal to $16.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout period. Upon the occurrence of Triggering Event 3, one-third of the Earnouts will no longer be subject to forfeiture.

At December 31, 2022, the Company held 36 of the total issued Earnouts.

Transaction Expenses

In connection with the Reverse Recapitalization, Nerdy LLC incurred expenses of $29,636 during the year ended December 31, 2021. Of the total costs incurred during the year ended December 31, 2021, $9,602 were reported as "General and administrative expenses" in the Consolidated Statement of Operations and $20,034 were reported as a reduction of additional paid-in capital on the consolidated balance sheet. All transaction costs related to the Reverse Recapitalization that were incurred during the year ended December 31, 2021 were paid as of December 31, 2021.

The Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction

Public and FPA Warrant Exchange

On September 25, 2023, the Company concluded an offer to holders of its then-outstanding Public Warrants and FPA Warrants, which provided such holders the opportunity to receive 0.25 shares of Nerdy Inc.'s Class A Common Stock (the "Public Offer exchange rate") in exchange for each Public Warrant and FPA Warrant tendered by such holders (the "Offer"). This Offer included a solicitation of consents from holders of the Public Warrants and FPA Warrants to amend the warrant agreement with respect to certain terms of the Public Warrants and the FPA Warrants (the "Public and FPA Warrant Amendment", together with the Offer, the "Public and FPA Warrant Exchange"). At the closing of the Offer, all remaining outstanding Public and FPA warrants that were not exchanged at the election of the holder were converted into 0.225 shares of Class A Common Stock, pursuant to the Public and FPA Warrant Amendment. As a result of the Public and FPA Warrant Exchange, 12,000 Public Warrants and FPA Warrants were exchanged for 2,992 shares of Nerdy Inc.'s Class A Common Stock, with a nominal cash settlement in lieu of fractional shares. No Public Warrants and FPA Warrants remained outstanding after the Public and FPA Warrant Exchange.

Private Warrant Transaction

Concurrently with the Offer, holders of the then-outstanding Private Placement Warrants and the OpCo Warrants agreed to amend the warrant agreement with respect to certain terms of the Private Placement Warrants and OpCo Warrants (the "Private Placement Warrant Amendment", together with the Public and FPA Warrant Amendment, the "Warrant Amendment"). The Warrant Amendment, among other provisions, required that upon the closing of the Offer that (a) each Private Placement Warrant be automatically exchanged or exercised on a cashless basis into shares of Class A Common Stock and (b) each OpCo Warrant that is outstanding be automatically exercised on a cashless basis into OpCo Units with an equivalent number of shares of Class B Common Stock being issued, in each case, at the same ratio as the Public Offer exchange rate (the "Private Warrant Transaction", together with the Public and FPA Warrant Exchange, the "Warrant Transactions"). As a result of the Private Warrant Transaction, 5,281 Private Placement Warrants were exchanged or exercised on a cashless basis for 1,314 shares of the Company's Class A Common Stock, with a nominal cash settlement in lieu of fractional shares and 2,052 OpCo Warrants were exchanged or exercised on a cashless basis for 513 OpCo Units (with an equivalent number of shares of Class B Common Stock), with a nominal cash settlement in lieu of fractional shares. No Private Placement Warrants and OpCo Warrants remained outstanding after the Private Warrant Transaction.

Earnout Transaction

Concurrently with the Offer, holders of the then-outstanding Earnouts agreed to forfeit (and thus surrender for cancellation) 60% of the Earnouts they held and agreed that the remaining 40% of the Earnouts will no longer be subject to potential forfeiture and will be either regular shares of Class A Common Stock or regular OpCo Units (with an equivalent number of regular shares of Class B Common Stock) (the "Earnout Transaction"). As a result of the Earnout Transaction, 2,764 shares of Class A Common Stock and 2,015 OpCo Units (with an equivalent number of shares of Class B Common Stock) were cancelled and 1,842 shares of Class A Common Stock and 1,343 OpCo Units (with an equivalent number of shares of Class B Common Stock) remain outstanding after the Earnout Transaction and are no longer subject to forfeiture. The 36 Earnouts held by the Company are now regular shares of Class A Common Stock and are no longer subject to forfeiture.

Transaction Expenses

In connection with these transactions, the Company incurred expenses of $1,940 the year ended December 31, 2023, which were included in "General and administrative expenses" in the Consolidated Statements of Operations as the transactions did not generate any proceeds to the Company, and therefore, the costs did not qualify to be deferred or charged as a reduction to additional paid-in capital under Accounting Standards Codification ("ASC") Topic 340, "Other Assets and Deferred Costs." All transaction costs related to these transactions that were incurred during the year ended December 31, 2023 were paid as of December 31, 2023.

NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with existing accounting principles generally accepted in the United States of America ("GAAP"), under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

For the years ended December 31, 2023 and 2022, as well as for the period of September 21, 2021 through December 31, 2021, the consolidated financial statements present the consolidated results of operations, comprehensive loss, cash flows, and changes in stockholders' equity (deficit) of Nerdy Inc. and its consolidated subsidiaries, including Nerdy LLC. The consolidated balance sheets at December 31, 2023 and 2022 present the financial condition of Nerdy Inc. and its consolidated subsidiaries, including Nerdy LLC.

For the period of January 1, 2021 through September 20, 2021, the Closing Date of the Reverse Recapitalization, the consolidated financial statements present the consolidated results of operations, comprehensive loss, cash flows, and changes in equity (deficit) of Nerdy LLC and its wholly-owned subsidiaries.

In accordance with ASC Topic 805, "Business Combinations" the historical equity of Nerdy LLC has been recast in all periods up to the Closing Date, to reflect the number of shares of Nerdy Inc.'s Class A Common Stock and Class B Common Stock issued to Legacy Nerdy Holders in connection with the Reverse Recapitalization. For the Consolidated Statement of Stockholders' Equity for the year ended December 31, 2021, the Company recast the units outstanding related to the historical Nerdy LLC preferred units and common units (the "Historical Nerdy LLC Equity") prior to the Reverse Recapitalization as common equity of Nerdy Inc., reflecting the exchange ratio of 1-for-0.64, pursuant to the Business Combination Agreement. The consolidated financial statements and related notes thereto give effect to the conversion for the period presented, without any change to par value or per unit amounts.

For the year ended December 31, 2021, $3,779 of the consolidated net loss of Nerdy LLC was attributable to the Class A Common Stockholders, and reflects the Class A Common Stockholders' absorption of a portion of the consolidated net loss of Nerdy LLC for the period of September 21, 2021 through December 31, 2021. For the year ended December 31, 2021, $3,354 of the consolidated net loss of Nerdy LLC was attributable to the NCI, and reflects the Legacy Nerdy Holders' absorption of a portion of the consolidated net loss of Nerdy LLC for the period of September 21, 2021 through December 31, 2021. For the year ended December 31, 2021, $23,546 of the consolidated net loss of Nerdy LLC was attributable to the Legacy Nerdy Holders to reflect their absorption of 100% of the consolidated net loss of Nerdy LLC pertaining to the period of January 1, 2021 through September 20, 2021, the Closing Date of the Reverse Recapitalization.

Principles of Consolidation

For the years ended December 31, 2023 and 2022, as well as for the period of September 21, 2021 through December 31, 2021, the consolidated financial statements comprise the accounts of the Company and its consolidated subsidiaries, including Nerdy LLC. In determining the accounting of Nerdy Inc.'s interest in Nerdy LLC after the Reverse Recapitalization, management concluded Nerdy LLC was not a variable interest entity as defined by ASC Topic 810, "Consolidation," and as such, Nerdy LLC was evaluated under the voting interest model. As Nerdy Inc. has the right to appoint a majority (three of the five) managers of Nerdy LLC, Nerdy Inc. controls Nerdy LLC, and therefore, the financial results of Nerdy LLC and its subsidiaries, after the completion of the Reverse Recapitalization on September 20, 2021, are consolidated with and into Nerdy's Inc.'s financial statements. All intercompany accounts and transactions among the Company and its consolidated subsidiaries have been eliminated.

Prior to the Reverse Recapitalization, the consolidated financial statements of the Company comprise the accounts of Nerdy LLC and its wholly-owned subsidiaries. All intercompany accounts and transactions among Nerdy LLC and its consolidated subsidiaries were eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent liabilities at the date of the financial statements; and the reported amounts of revenue and expenses during the reporting periods. Significant estimates, assumptions, and judgments are used for, but not limited to: revenue recognition, stock-based compensation expense, impairment of goodwill, long-lived assets and definite-lived intangible assets, internal-use software, and website development costs. The Company bases its estimates on historical experience, knowledge of current business conditions, and various other factors it believes to be reasonable under the circumstances. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from these estimates, and such differences could be material to its financial position and operating cash flows.

Segment Information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is the Company's chief executive officer, in determining how to allocate resources and assess performance. The Company's CODM evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements. Substantially all of the Company's net assets and operations are located within the U.S.

Fair Value

The Company holds certain items that are required to be disclosed at fair value (see Note 15). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level hierarchy is followed for disclosure to show the extent and level of judgment used to estimate fair value measurements:

Level 1 - Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2 - Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 - Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Foreign Currency Translation

The Company operates foreign businesses in the United Kingdom and Canada. The functional currencies of these businesses are the local currencies. Adjustments from the translation of foreign currency into U.S. dollars for balance sheet amounts are based on exchange rates as of the balance sheet date. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in "Accumulated other comprehensive income (loss)" as a component of "Stockholders' Equity" on the Consolidated Balance Sheets.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue from its services as performance obligations are satisfied. Performance obligations are satisfied throughout the term of contracts with Learners and Institutions, who are its customers, when they are provided services. Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company generates revenue by selling services to Learners and Institutions for one-on-one instruction and small group tutoring that are fulfilled by Experts, who deliver instruction on its behalf through its proprietary Live Learning Platform.

The Company provide a significant service of integrating instruction services, which are provided by Experts on its behalf through its platform, using its curation and matching technologies and features in order to deliver a combined output to meet its performance obligation to Learners. The Company is primarily responsible for the services provided and sets pricing. The Company determined that collectively, these factors reflect that we are the principal in transactions with Learners and Institutions.

The Company does not have any incremental costs to obtain or fulfill a contract that require capitalization. The Company elected as a practical expedient, not to disclose additional information about unsatisfied performance obligations for contracts with customers that have an expected duration of one year or less.

Learners

The Company's revenue from contracts with Learners, which are generally short-term in duration (one year or less), is recognized as performance obligations are satisfied. Contracts with Learners are sold through Learning Memberships, whereby Learners pay a fixed monthly rate over the contract term.

Revenue earned through Learning Memberships is recognized from one-on-one instruction and small group tutoring as performance obligations are satisfied. Given the customer receives benefit from the completion of each session (as Learners are not obligated to meet with the same Expert for a minimum number of sessions), the Company concluded each one-on-one or small group tutoring session is a separate performance obligation. Revenue is recognized and deferred revenue is relieved on the date services are delivered to Learners in an amount that reflects the consideration the Company is contractually entitled to receive in exchange for those services.

Cash for the purchase of services by Learners is generally collected monthly in advance and recorded to deferred revenue until the services are used by the Learner. The Company recognizes revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire each month for Learning Memberships) with the customer based on historical customer usage patterns. The Company estimates the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Institutions

The Company's revenue from contracts with Institutions, which are generally short-term in duration of (one year or less), is recognized from services as performance obligations are satisfied. Contracts with Institutions are sold through subscriptions (District Assigned, Teacher Assigned, and Parent Assigned), whereby Institutions pay a fixed monthly rate over the contract term, and its legacy high-dosage contracts, which consist of payments for services that can be redeemed following the date of first payment or payments after services are completed.

Revenue is recognized from one-on-one instruction and small group tutoring as performance obligations are satisfied. Given the Institutions receive benefit from the completion of each session (as Institutions are not obligated to meet with the same Expert for a minimum number of sessions), the Company concluded each one-on-one or small group tutoring session is a separate performance obligation. Revenue is recognized, and to the extent cash for the purchase of services by Institutions is collected in advance (at one time or in installments), deferred revenue is relieved on the date services are delivered to the Institutions in an amount that reflects the consideration the Company is contractually entitled to receive in exchange for those services. For Institutions that do not pay in advance, the Company typically invoices these Institutions on a monthly basis for each session provided, with amounts recorded to accounts receivable, net of any related allowance for doubtful accounts.

Per the terms of the subscription contracts, purchased services can be redeemed for a set period of time from the date of payment. Per the terms of the legacy high-dosage contracts, services purchased by Institutions are generally redeemed following the date of the first payment or payments after services are completed. The Company recognizes revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire after a stated usage period) with the Institution based on historical usage patterns. The Company estimates the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Cost of Revenue

Cost of revenue includes the cost of Experts, who provide services to Learners on the Company's behalf, amortization of capitalized technology costs, including stock-based compensation, and other costs required to deliver services to Learners and Institutions. Expert costs are recognized as services are provided to Learners.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less. The Company's cash and cash equivalents, which consist of cash at financial Institutions, are stated at cost and approximate fair value.

Accounts Receivable, Net

The Company's accounts receivable relate to sales of services which have not been collected and contractual amounts due to the Company. A receivable is considered past due if payments have not been received within the agreed upon invoice terms.

Allowance for Doubtful Accounts

The Company assesses the creditworthiness of its customers based on multiple sources of information, and analyzes factors such as historical bad debt experience and economic trends. Accounts receivable are written off as a decrease to the allowance for doubtful accounts when all collection efforts have been exhausted and an account is deemed uncollectible.

Prepaid Expenses

Prepaid expenses are stated at historical cost, net of any related amortization, and consist of amounts paid in advance for insurance, advertising, and other operating costs, which are of continuing benefit to the Company. The amounts reported as assets on the Consolidated Balance Sheets within "Other current assets" were $3,129 and $3,708 as of December 31, 2023 and 2022, respectively.

Fixed Assets, Net

Expenditures for fixed assets are capitalized and primarily include costs related to software developed or acquired for internal use and purchases of information technology ("IT") equipment. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Depreciation of fixed assets other than capitalized internal use software is included in "General and administrative expenses" in the Consolidated Statements of Operations. Estimated useful lives range from one to seven years for furniture and fixtures; the shorter of lease term or seven years for leasehold improvements; one to three years for office equipment; and one to four years for other fixed assets. Repair and maintenance costs are expensed as incurred. Any gains and losses incurred on the sale or disposals of assets are included in "General and administrative expenses" in the Consolidated Statements of Operations.

The Company capitalizes certain costs, including stock-based compensation, associated with software developed or obtained for internal use and website and application development. The Company capitalizes development stage internal and external costs. These costs are capitalized when management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Once the software is ready for its intended use, it is placed into service and such costs are amortized on a straight-line basis within "Cost of revenue" in the Consolidated Statements of Operations, generally over a four year estimated useful life of the related asset. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

For additional information on fixed assets and internal use software, see Note 11.

Goodwill

Goodwill recorded by the Company relates to the assets of a previously acquired business. Goodwill represents the excess of the fair value of purchase consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. Goodwill and intangible assets acquired are recorded at fair market value under the acquisition method of accounting as of the acquisition date. At both December 31, 2023 and 2022, "Goodwill" reported on the Consolidated Balance Sheets was $5,717.

Intangible Assets

Intangible assets consist solely of definite-lived trade names. Intangible assets acquired are recorded at fair market value under the acquisition method of accounting as of the acquisition date. Amortization of the definite-lived intangible assets is provided on a straight-line basis over 10 years and is included in "General and administrative expenses" in the Consolidated Statements of Operations. For additional information on intangible assets, see Note 12.

Recoverability of Assets

The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, and goodwill. The Company groups assets at the lowest level for which cash flows are separately identifiable. In general, an asset group is deemed impaired and written down to its fair value if estimated related undiscounted future cash flows are less than its carrying amount.

The Company conducts a definite-lived asset impairment assessment when events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. For the years ended December 31, 2023, 2022, and 2021, the Company concluded there were no events or changes in circumstances that would indicate an impairment of its definite-lived assets.

The Company conducts a goodwill impairment qualitative assessment for its single reporting unit during the fourth quarter of each year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires an analysis to determine if it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If adverse qualitative trends are identified that could negatively impact the fair value of the reporting unit to the extent that it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative goodwill impairment test would be performed. The Company's qualitative assessment requires management to make judgments surrounding macroeconomic, industry and market factors, as well as the overall condition and performance of the Company, and other relevant entity-specific events.

For the years ended December 31, 2023, 2022, and 2021, the Company conducted qualitative goodwill impairment assessments and concluded there were no impairments of goodwill as of December 31, 2023, 2022, and 2021.

These fair value measurements fall within Level 3 of the fair value hierarchy as described in Note 15.

Leases

The Company determines if an arrangement is a lease at its inception. When the arrangements include lease and non-lease components, the Company accounts for them as a single lease component. Leases with an initial term of less than 12 months are not reported on the balance sheet, but rather recognized as lease expense on a straight-line basis over the lease term. Arrangements may include options to extend or terminate the lease arrangement. These options are included in the lease term used to establish ROU assets and lease liabilities when it is reasonably certain they will be exercised. The Company will reassess expected lease terms based on changes in circumstances that indicate options may be more or less likely to be exercised.

The Company has lease arrangements that include variable rental payments. The future variability of these payments and adjustments are unknown and therefore are not included in minimum rental payments used to determine the ROU assets and lease liabilities. The Company has lease arrangements where it makes separate payments to the lessor based on the lessor's common area maintenance expenses, property and casualty insurance costs, property taxes assessed on the property, and other variable expenses. As the Company has elected the practical expedient not to separate lease and non-lease components, these variable amounts are captured in lease expense in the period in which they are incurred. Variable rental payments are recognized in the period in which their associated obligation is incurred. Sublease income is recognized in the period in which the income is earned.

As most of the Company's lease arrangements do not provide an implicit interest rate, an incremental borrowing rate ("IBR") is applied in determining the present value of future payments. The Company's IBR is selected based upon information available at the lease commencement date, and represents the Company's estimate of an interest rate that it would be able to obtain from a lender to borrow, on a collateralized basis, over a similar term to obtain an asset of similar value in a similar economic environment.

Stock-based Compensation

The Company recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards. That cost is recognized straight-line or graded (when applicable) over the period during which the employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). Any forfeitures of stock-based compensation are recorded as they occur. See Note 20 for disclosures related to stock-based compensation.

Marketing Expenses

Marketing expenses primarily include media costs, including television, radio, podcasts, paid social, paid search, and other paid channels. Costs associated with the delivery of the Company's large format classes, including *StarCourse* costs, and expenditures across new marketing channels to drive brand awareness and reach, are also included in marketing expenses. Marketing costs are expensed as incurred by the Company within "Sales and marketing expenses" in the Consolidated Statements of Operations. Marketing expenses were $43,043, $45,113, and $44,393 for the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes

Nerdy Inc. holds an economic interest in Nerdy LLC (see Note 1), which is treated as a partnership for U.S. federal income tax purposes. As a partnership, Nerdy LLC is itself generally not subject to U.S. federal income tax under current U.S. tax laws, and any taxable income or loss is passed through and included in the taxable income or loss of its members, including Nerdy Inc. Nerdy Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to its distributive share of net taxable income or loss and any related tax credits of Nerdy LLC.

The Company provides for income taxes and the related accounts under the asset and liability method. Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. Nerdy Inc. is subject to income taxes predominantly in the U.S. These tax laws are often complex and may be subject to different interpretations.

Deferred income taxes arise from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities, and are measured using the enacted tax rates expected to be in effect during the year in which the basis difference reverses. In evaluating the ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence. If based upon all available positive and negative evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Company determines that it is more likely than not that all or part of the deferred tax asset will become realizable.

The Company's interpretations of tax laws are subject to review and examination by various taxing authorities and jurisdictions where the Company operates, and disputes may occur regarding its view on a tax position. These disputes over interpretations with the various tax authorities may be settled by audit, administrative appeals, or adjudication in the court systems of the tax jurisdictions in which the Company operates. The Company regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and the Company records additional reserves as appropriate. Additionally, the Company may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company records interest and penalties related to uncertain income tax positions in income tax expense. For additional information on income taxes, see Note 8.

Prior to the Reverse Recapitalization, Nerdy LLC was a partnership. As such, its net taxable income or loss and any related tax credits were allocated to its members.

Net Earnings (Loss) Per Share

As noted above, the Company recasted Historical Nerdy LLC Equity as Nerdy Inc. common equity for the period prior to the Reverse Recapitalization. However, as 100% of the net losses of Nerdy LLC prior to the Reverse Recapitalization were absorbed by the Legacy Nerdy Holders, basic and diluted loss per share for the year ended December 31, 2021 represents only the period from September 21, 2021 to December 31, 2021, when the Company had losses attributable to Class A Common Stockholders. Class B Common Stock does not have economic rights in Nerdy Inc., including rights to dividends or distributions upon liquidation, and as a result, is not considered a participating security for basic and diluted earnings (loss) per share. As such, basic and diluted earnings (loss) per share of Class B Common Stock has not been presented.

Prior to the Earnout Transaction (see Note 1), the Company had outstanding Earnouts, which were subject to forfeiture if the achievement of certain stock price thresholds were not met within five years of the Reverse Recapitalization (assuming there is no change in control event). In accordance with ASC Topic 260, "Earnings Per Share," Earnouts were excluded from weighted-average shares outstanding to calculate basic earnings (loss) per share as they are considered contingently issuable shares due to their potential forfeiture. Earnouts would have been included in weighted-average shares outstanding to calculate basic earnings (loss) per share as of the date of their stock price thresholds were met and they were no longer subject to forfeiture. Additionally, for the periods when they were outstanding, Earnouts did not participate in losses but were eligible to receive non-forfeitable dividends, if any, as declared by Nerdy Inc., and as a result, were considered participating securities for basic and diluted earnings (loss) per share. As such, basic and diluted earnings (loss) per share was computed using the two-class method. Under the two-class method, net earnings attributable to Class A Common Stock, if any, were allocated to Class A Common Stock and Earnouts as if all of the net earnings for the period had been distributed.

Basic earnings (loss) per share is based on the average number of shares of Class A Common Stock outstanding during the period. Diluted earnings (loss) per share is based on the average number of shares of Class A Common Stock used for the basic earnings per share calculation, adjusted for the dilutive effect of non-qualified stock options ("Stock Option(s)"), stock appreciation rights ("SAR(s)"), restricted stock awards ("RSA(s)"), restricted stock units ("RSU(s)"), if any, using the "treasury stock" method and the Combined Interests (as defined in Note 5) that convert into potential shares of Class A Common Stock, if any, using the "if converted" method. Prior to the Warrant Transactions and Earnout Transaction (see Note 1), the average number of shares of Class A Common Stock used for diluted earnings (loss) per share was also adjusted for the dilutive effect of Warrants and Earnouts, if any, using the "treasury stock" method. Net earnings (loss) for diluted earnings (loss) per share is adjusted for Nerdy Inc.'s share of Nerdy LLC's consolidated net loss, net of Nerdy Inc. taxes, after giving effect to dilutive securities. Additionally, net earnings (loss) for diluted earnings (loss) per share was adjusted for the after-tax impact of changes to the fair value of derivative liabilities, to the extent they were dilutive.

Defined Contribution Plan

The Company sponsors a defined contribution 401(k) plan under which it makes matching contributions. The Company expensed $1,105, $868, and $337 for the years ended December 31, 2023, 2022, and 2021, respectively.

NOTE 3 — RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements (other than the ones described below) that had or will have an impact on the results of operations, comprehensive income (loss), financial condition, cash flows, and stockholders' equity (deficit) based on current information.

Recently Issued

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024 (i.e., Nerdy's financial statements for the year ending December 31, 2025), with early adoption permitted. This ASU requires a prospective method of adoption, but allows for a retrospective method of adoption. The Company is currently evaluating the impact of this ASU on its disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." ASU 2023-07 updates reportable segment disclosure primarily by requiring disclosures of significant segment expenses, while also aligning interim and annual disclosure requirements under ASC Topic 280. Additionally, this requires a public entity that has a single reportable segment to provide all the disclosures required by this ASU and all existing segment disclosures in ASC Topic 280. This ASU is effective for annual periods beginning after December 15, 2023 (i.e., Nerdy's financial statements for the year ending December 31, 2024) and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This ASU requires a retrospective method of adoption. The Company is currently evaluating the impact of this ASU on its disclosures.

Recently Adopted

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new current expected credit losses ("CECL") model generally calls for the immediate recognition of all expected credit losses and applies to loans, accounts, and trade receivables, as well as other financial assets measured at amortized cost, loan commitments and off-balance sheet credit exposures, debt securities, and other financial assets measured at fair value through other comprehensive income and beneficial interests in securitized financial assets. The new guidance replaces the current incurred loss model for measuring expected credit losses, requires expected losses on available-for-sale debt securities to be recognized through an allowance for credit losses rather than as a reduction in the amortized cost of the securities, and provides for additional disclosure requirements. The Company adopted this ASU on January 1, 2023 in accordance with the ASU. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

NOTE 4 — REVERSE RECAPITALIZATION

As discussed in Note 1, Nerdy LLC merged with a wholly-owned subsidiary of Nerdy Inc., with Nerdy LLC surviving the Merger. Nerdy LLC is governed by a board of managers composed of three persons that were designated by Nerdy Inc. and two persons that were designated by holders of a majority of the OpCo Units held by members of Nerdy LLC other than Nerdy Inc. Management determined Nerdy LLC was not a variable interest entity (see Note 2), and as result, identified Nerdy LLC as the accounting acquirer of the Merger in accordance ASC Topic 805. Management concluded that Nerdy LLC was the accounting acquirer due to (i) the Legacy Nerdy Holders receiving the largest portion of the voting rights in the combined company, Nerdy Inc., (ii) significantly all of the Legacy Nerdy Holders retained their equity interest as stockholders in Nerdy Inc., (iii) Nerdy LLC's operations prior to the Reverse Recapitalization comprising the only ongoing operations of Nerdy Inc., (iv) the Legacy Nerdy Holders have the right to appoint a majority (five of the seven) directors of Nerdy Inc., (v) the executive management of Nerdy LLC will become the executive management of Nerdy Inc., and (vi) it is significantly larger than Nerdy Inc. in terms of revenue, total assets (excluding cash), and employees. Therefore, the Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with ASC Topic 805. Nerdy Inc. was treated as the "acquired" company for financial reporting purposes, and for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Nerdy LLC issuing stock for the net assets of Nerdy Inc., accompanied by a recapitalization. The net assets of Nerdy Inc. were recorded at historical cost on the balance sheet as of September 20, 2021, the Closing Date of the Reverse Recapitalization, with no goodwill or other intangible assets recorded. For additional information on the capitalization of Nerdy Inc. and Nerdy LLC immediately following the Closing of the Reverse Recapitalization, see Note 1.

NOTE 5 — NONCONTROLLING INTERESTS

As of December 31, 2023, Legacy Nerdy Holders owned 67,256 OpCo Units, equal to a 38.7% of the economic interest in Nerdy LLC, and 67,256 shares of Class B Common Stock. As of December 31, 2022, Legacy Nerdy Holders owned 65,948

OpCo Units, excluding Earnouts, equal to a 42.1% of the economic interest in Nerdy LLC, excluding Earnouts, and 65,948 shares of Class B Common Stock, excluding Earnouts.

The OpCo Units and the shares of Class B Common Stock, together (the "Combined Interests") may be redeemed at the option of the Legacy Nerdy Holders on a one-for-one basis for shares of Class A Common Stock or the cash equivalent thereof (based on the market price of the shares of Class A Common Stock at the time of redemption) as determined by Nerdy Inc. If Nerdy Inc. elects the redemption to be settled in cash, the cash used to settle the redemption must be funded through a private or public offering of Class A Common Stock no later than five business days after the redemption notice date. Upon the redemption of the OpCo Units and Class B Common Stock for shares of Class A Common Stock or the equivalent thereof, all redeemed shares of Class B Common Stock will be cancelled. After each conversion, Nerdy LLC equity attributable to Nerdy Inc. and the Legacy Nerdy Holders is adjusted to reflect Nerdy Inc.'s and the Legacy Nerdy Holders' ownership in Nerdy LLC.

Nerdy Inc. owned 61.3% and 57.9% of the outstanding OpCo units as of December 31, 2023 and December 31, 2022, respectively. Following the Reverse Recapitalization, the financial results of Nerdy LLC and its subsidiaries were consolidated with and into Nerdy Inc., and a portion of the consolidated net earnings (loss) of Nerdy LLC, which the Legacy Nerdy Holders are entitled to or are required to absorb, was allocated to NCI. At the end of each reporting period, Nerdy LLC equity attributable to Nerdy Inc. and the Legacy Nerdy Holders is rebalanced to reflect Nerdy Inc.'s and the Legacy Nerdy Holders' ownership in Nerdy LLC.

Prior to the Earnout Transaction (see Note 1), the Company excluded Earnouts in the calculation of the ownership interests in Nerdy LLC as the Earnouts were subject to forfeiture. As a result of the Earnout Transaction, 40% of the Earnouts are now regular OpCo Units, are no longer subject to forfeiture, and are now included in such calculations. The remaining 60% of the Earnouts were forfeited.

The following table summarizes the changes in ownership of OpCo Units in Nerdy LLC, excluding Earnouts, for the periods presented.

	As Of and For The Year Ended December 31,		
	2023	2022	2021
OpCo Units			
Nerdy Inc.			
Beginning of period	90,654	79,271	—
Issuance of OpCo units in connection with the Reverse Recapitalization (a)	—	—	79,233
Vesting or exercise of equity awards	8,388	5,534	38
Conversion of Combined Interests into Class A Common Stock	1,193	5,849	—
Issuance of OpCo units as a result of the Warrant Transactions	4,306	—	—
Inclusion of OpCo units as a result of the Earnout Transaction	1,875	—	—
End of period	106,416	90,654	79,271
Legacy Nerdy Holders			
Beginning of period	65,948	70,629	—
Issuance of OpCo units in connection with the Reverse Recapitalization	—	—	70,613
Vesting or exercise of equity awards	645	1,168	16
Conversion of Combined Interests into Class A Common Stock	(1,193)	(5,849)	—
Issuance of OpCo units as a result of the Warrant Transactions	513	—	—
Inclusion of OpCo units as a result of the Earnout Transaction	1,343	—	—
End of period	67,256	65,948	70,629
Total			
Beginning of period	156,602	149,900	—
Issuance of OpCo units in connection with the Reverse Recapitalization	—	—	149,846
Vesting or exercise of equity awards	9,033	6,702	54
Issuance of OpCo units as a result of the Warrant Transactions	4,819	—	—
Inclusion of OpCo units as a result of the Earnout Transaction	3,218	—	—
End of period	173,672	156,602	149,900
Ownership Percentage			
Nerdy Inc.			
Beginning of period	57.9 %	52.9 %	— %
End of period	61.3 %	57.9 %	52.9 %
Legacy Nerdy Holders			
Beginning of period	42.1 %	47.1 %	— %
End of period	38.7 %	42.1 %	47.1 %

(a)   Includes OpCo Units held by certain Legacy Nerdy Holders, who were issued 11,550 shares of Class A Common Stock of Nerdy Inc., excluding Earnouts, in connection with the Reverse Recapitalization, and therefore, indirectly, owned 11,550 OpCo Units of Nerdy LLC.

NOTE 6 — REVENUE

The following table presents the Company's revenue by business category for the periods presented.

	Year Ended December 31,					
	2023	%	2022	%	2021	%
Consumer	$ 158,654	82 %	$ 140,820	86 %	$ 130,223	93 %
Institutional	33,815	17 %	19,054	12 %	4,871	3 %
Other (a)	930	1 %	2,791	2 %	5,570	4 %
Revenue	$ 193,399	100 %	$ 162,665	100 %	$ 140,664	100 %

(a)   Other consists of the legacy Veritas Prep LLC business and EduNation Limited, a company incorporated in England and Wales ("First Tutors UK") and other services.

Contract liabilities are recorded within "Deferred revenue" on the Company's Consolidated Balance Sheets. Deferred revenue consists of advanced payments from customers for performance obligations that have not been satisfied. Deferred revenue is recognized as performance obligations are satisfied, and all other revenue recognition criteria have been met. The following table presents the Company's "Accounts receivable, net" and "Deferred revenue" balances for the periods presented.

	December 31,	
	2023	2022
Accounts receivable, net	$ 15,398	$ 11,596
Deferred revenue	$ 20,480	$ 25,539

"Accounts receivable, net", is shown net of reserves of $544 and $858 as of December 31, 2023 and 2022, respectively. The Company expects to recognize substantially all of the deferred revenue balance in the next twelve months.

NOTE 7 — RESTRUCTURING

In July 2023, the Company communicated workforce reductions primarily to certain variable hourly employees in tutor operations and IT customer support roles. The workforce reductions were the result of efficiencies gained through new recurring revenue relationships with higher lifetime value customers that simplify the Company's operating model, as well as ongoing automation efforts involving self-service capabilities, the application of AI, and other efficiency efforts.

In December 2022, the Company announced the completion of workforce reductions of approximately 17% of its total workforce. The reductions primarily affected variable hourly roles and included a limited number of corporate fixed personnel roles. The new products and go-to-market strategies in both the Company's Consumer and Institutional businesses, which focus on recurring revenue relationships with higher value customers, allow for a simplified sales model and generate operating efficiencies, including in the headcount needed to operate certain areas of the business.

Restructuring charges and the associated liabilities for employee-related costs are shown in the following table.

Balance, December 31, 2021	$ —
Charge to expense	1,479
Cash payments	(1,366)
Non-cash charges	—
Balance, December 31, 2022	$ 113
Charge to expense	841
Cash payments	(954)
Non-cash charges	—
Balance, December 31, 2023	$ —
Total expected restructuring charges	$ 2,320
Cumulative restructuring charges incurred to date	2,320
Remaining expected restructuring charges	$ —

All of the total restructuring charges incurred during the year ended December 31, 2023 and were included in "General and administrative expenses,"in the Consolidated Statement of Operations. Of the total restructuring charges incurred during the year ended December 31, 2022, $345 and $1,134 were included in "Sales and marketing expenses" and "General and administrative expenses," respectively, in the Consolidated Statement of Operations. No restructuring charges were incurred during the year ended December 31, 2021.

NOTE 8 — INCOME TAXES

Nerdy Inc. holds an economic interest in Nerdy LLC (see Notes 1 and 5), which is treated as a partnership for U.S. federal income tax purposes. As a partnership, Nerdy LLC is itself generally not subject to U.S. federal income tax under current U.S. tax laws as its net taxable income (loss) and any related tax credits are passed through to its members and included in their tax returns, even though such net taxable income (loss) or tax credits may not have actually been distributed. Nerdy Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to its distributive share of the net taxable income (loss) and any related tax credits of Nerdy LLC. Prior to the Reverse Recapitalization, Nerdy LLC was a partnership. As such, its net taxable loss and any related tax credits were allocated to its members. The year ended December 31, 2021 discussed below represents the period beginning September 21, 2021, the Closing Date of the Reverse Recapitalization, and ending December 31, 2021.

The following table presents expense for income taxes for the periods presented.

| | Year Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State and local	109	19	40
	109	19	40
Deferred:			
Federal	—	—	—
State and local	—	—	—
	—	—	—
Income tax expense	$ 109	$ 19	$ 40
Loss before income taxes	$(67,560)	$(63,889)	$ (7,093)
Effective income tax rate	(0.16)%	(0.03)%	(0.56)%

Income tax expense recorded during the years ended December 31, 2023, 2022, and 2021 represents amounts owed to state authorities.

The following table presents a reconciliation of income tax expense with amounts computed at the federal statutory tax rate for the periods presented.

| | Year Ended December 31, | | |
	2023	2022	2021
Computed tax (21%)	$ (14,188)	$ (13,417)	$ (1,489)
Partnership outside basis adjustments	2,266	(3,840)	(8,827)
Income tax benefit attributable to NCI	6,979	7,085	797
Income tax credit	(1,121)	(412)	(64)
Change in valuation allowance charged to expense	11,907	14,301	9,812
State income tax benefit, net of effect on federal tax	(2,888)	(2,406)	(190)
Other, net	(2,846)	(1,292)	1
Income tax expense	$ 109	$ 19	$ 40

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets (liabilities) were as follows:

| | December 31, 2023 | | | December 31, 2022 | | |
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment in Nerdy LLC (a)	$ 72,759	$ —	$ 72,759	$ 63,501	$ —	$ 63,501
Net operating loss and credit carryforwards	34,504	—	34,504	23,095	—	23,095
Other items	—	—	—	178	—	178
Total gross deferred income taxes	107,263	—	107,263	86,774	—	86,774
Valuation allowance	(107,263)	—	(107,263)	(86,774)	—	(86,774)
Total deferred taxes	$ —	$ —	$ —	$ —	$ —	$ —

(a)   The Company's deferred tax asset for investment in partnership relates to excess tax outside basis over financial reporting outside basis in Nerdy LLC, which is treated as a partnership for U.S. federal income tax purposes.

At September 20, 2021, the Closing Date of the Reverse Recapitalization, the Company assessed the realizability of the net deferred tax assets, and in that analysis, considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making such a determination, the

Company considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by Nerdy LLC over the three year period ended September 20, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth. After consideration of all these factors, the Company recorded a full valuation allowance against the deferred tax assets at Nerdy Inc. as of the Closing Date of the Reverse Recapitalization. The initial recognition of the Company's deferred tax assets and valuation allowance was recorded to "Additional paid-in capital", and resulted in a net zero impact to the Company's consolidated balance sheet. At both December 31, 2023 and 2022, the Company continued to maintain a full valuation allowance against the deferred tax assets at Nerdy Inc. The full valuation allowance will remain until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The following table summarizes changes to the Company's valuation allowance for the periods presented.

	As Of and For The Year Ended December 31,		
	2023	**2022**	**2021**
Balance, beginning of year	$ (86,774)	$ (60,483)	$ —
Reverse Recapitalization (a)	—	—	(50,671)
Provision charged to expense	(11,907)	(14,301)	(9,812)
Provision charged to additional paid-in capital	(8,582)	(11,990)	—
Balance, end of year	$(107,263)	$ (86,774)	$ (60,483)

(a) The initial recognition of the Company's valuation allowance in connection with the Reverse Recapitalization was recorded to additional paid-in capital on the consolidated balance sheet.

As of December 31, 2023, the Company had U.S. federal net operating loss ("NOL") and credit carryforwards totaling $28,571, which have expiration dates ranging from 2035 to extending indefinitely without expiration, as well as state NOL carryforwards totaling $5,932, which have various expiration dates extending through 2043.

The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. To the extent the Company's assessment of such tax positions changes, the change in estimate will be recorded in the period in which the determination is made. At both December 31, 2023 and 2022, the Company had not recorded any uncertain tax positions, nor any accrued interest or penalties on the Consolidated Balance Sheets. During the years ended December 31, 2023, 2022, and 2021, the Company did not record any interest and penalties in "Income tax expense" in the Consolidated Statements of Operations.

Nerdy Inc.'s U.S. federal, state, and local jurisdiction income tax returns for the tax years ended December 31, 2022 and 2021 are generally open and subject to examination by the tax authorities in each respective jurisdiction. Additionally, there is an open examination of an annual filing of Nerdy LLC in the U.S. for a period prior to the Reverse Recapitalization. At this time, the Company does not anticipate material adjustments to its financial statements resulting from tax examinations currently in progress.

NOTE 9 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share of Class A Common Stock. Basic and diluted loss per share for the year ended December 31, 2021 represents the period from September 21, 2021 to December 31, 2021, the period when the Company had Class A and Class B Common Stock outstanding. Class B Common Stock does not have economic rights in Nerdy Inc., including rights to dividends or distributions upon liquidation, and as a result, is not considered a participating security for basic and diluted loss per share. As such, basic and diluted loss per share of Class B Common Stock has not been presented. Prior to the Earnout Transaction (see Note 1), Earnouts did not participate in profits or losses but were eligible to receive non-forfeitable dividends, if any, as declared by Nerdy Inc., and as a result, were considered participating securities for basic and diluted loss per share. As such, basic and diluted loss per share was computed using the two-class method. Under the two-class method, net earnings attributable to Class A Common Stock, if any, were allocated to Class A Common Stock and Earnouts as if all of the net earnings for the period had been distributed. For additional information, see Notes 1 and 2.

Basic loss per share is based on the average number of shares of Class A Common Stock outstanding during the period. Diluted loss per share is based on the average number of shares of Class A Common Stock used for the basic earnings per share calculation, adjusted for the dilutive effect of Stock Options, SARs, RSAs, RSUs, if any, using the "treasury stock" method and for the Combined Interests that convert into potential shares of Class A Common Stock, if any, using the "if converted" method. Prior to the Warrant Transactions and Earnout Transaction (see Note 1), the average number of shares of Class A

Common Stock used for diluted earnings (loss) per share was also adjusted for the dilutive effect of Warrants and Earnouts, if any, using the "treasury stock" method. "Net loss attributable to Class A Common Stockholders for diluted loss per share" is adjusted for the Nerdy Inc.'s share of Nerdy LLC's consolidated net loss, net of Nerdy Inc. taxes, after giving effect to dilutive securities. Additionally, "Net loss attributable to Class A Common Stockholders for diluted loss per share" was adjusted for the after-tax impact of changes to the fair value of derivative liabilities, to the extent the Company's Warrants were dilutive.

	Year Ended December 31,		
	2023	2022	2021
Net Loss Attributable to Class A Common Stockholders	$ (40,174)	$ (35,399)	$ (3,779)
Less: Undistributed net earnings attributable to participating securities	—	—	—
Net loss attributable to Class A Common Stockholders for basic and diluted loss per share	$ (40,174)	$ (35,399)	$ (3,779)
Weighted-average shares of Class A Common Stock for basic and diluted loss per share	97,157	85,873	79,236
Basic and Diluted loss per share of Class A Common Stock	$ (0.41)	$ (0.41)	$ (0.05)

The following table details the securities that have been excluded from the calculation of weighted-average shares for diluted earnings per share for the periods presented as they were anti-dilutive.

	Year Ended December 31,		
	2023	2022	2021
Stock options	1,394	974	3,347
Stock appreciation rights	5,759	6,548	7,476
Restricted stock awards	119	866	2,809
Restricted stock units	15,072	14,683	8,859
Restricted stock units - founder's award	9,258	9,258	9,258
Warrants	—	19,311	19,311
Earnouts	—	7,964	7,964
Combined Interests that can be converted into shares of Class A Common Stock	67,256	65,948	70,629

NOTE 10 — CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to the Consolidated Statements of Cash Flows.

	December 31,		
	2023	2022	2021
Cash and cash equivalents	$ 74,824	$ 90,715	$ 143,964
Restricted cash included in Other current assets	184	516	1,083
Restricted cash included in Other assets	132	316	832
Total Cash, Cash Equivalents, and Restricted Cash shown in the Consolidated Statements of Cash Flows	$ 75,140	$ 91,547	$ 145,879

The Company includes amounts in restricted cash required to be set aside by contractual agreement. Restricted cash consists of cash collateralized letters of credit in support of its office lease in Tempe, Arizona. At December 31, 2021, restricted cash included deposits due to Legacy Nerdy LLC Holders.

NOTE 11 — FIXED ASSETS, NET

Fixed assets, net consisted of:

	December 31,	
	2023	2022
Capitalized internal use software	$ 37,066	$ 29,318
Office equipment	3,169	3,616
Leasehold improvements	1,855	1,489
Furniture & fixtures	604	941
Other	800	800
	43,494	36,164
Accumulated depreciation	(27,106)	(23,660)
	$ 16,388	$ 12,504

The following table presents amortization expense related to capitalized internal use software and depreciation expense recorded by the Company in the Consolidated Statements of Operations for the periods presented.

		Year Ended December 31,		
	Statement of Operations Location	2023	2022	2021
Amortization expense related to capitalized internal use software	Cost of revenue	$ 5,268	$ 4,865	$ 4,485
Depreciation expense	General and administrative expenses	898	1,054	835

NOTE 12 — INTANGIBLE ASSETS, NET

The Company's intangibles assets consist entirely of trade names. The following table presents the carrying amount and accumulated amortization related to trade names reported on the Consolidated Balance Sheets for the periods presented.

	December 31,	
	2023	2022
Carrying amount	$ 6,122	$ 5,956
Accumulated amortization	(3,061)	(2,382)
	$ 3,061	$ 3,574

The following table presents amortization expense related to intangible assets recorded by the Company in the Consolidated Statements of Operations for the periods presented.

		Year Ended December 31,		
	Statement of Operations Location	2023	2022	2021
Amortization expense related to intangible assets	General and administrative expenses	$ 606	$ 602	$ 1,069

At December 31, 2021, the Company recorded a write-off of other intangible assets of $3,009 for the *Veritas Prep* definite-lived trade name to adjust its net carrying value to zero. The write-off of the *Veritas Prep* trade name was the result of a strategic decision made by management in December 2021 to abandon the legacy Veritas business as the Company will no longer sell new services under the *Veritas Prep* trade name.

For the definite-lived intangible assets recorded as of December 31, 2023, estimated amortization expense for the next five years is as follows:

2024	$ 612
2025	612
2026	612
2027	612
2028	613

NOTE 13 — OTHER CURRENT LIABILITIES

	December 31,	
	2023	**2022**
Accrued compensation	3,402	2,070
Accrued legal settlements	2,075	305
Operating lease liabilities	1,317	1,528
Accrued taxes	1,020	782
Accrued insurance	940	1,101
Accrued credit card	718	505
Customer refunds	481	—
Accrued score guarantee	139	603
Other	1,590	1,699
	$ 11,682	$ 8,593

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company does not hold or issue financial instruments for speculative or trading purposes.

Prior to the Warrant Transactions and Earnout Transaction (see Note 1), the Company had issued and outstanding Warrants and Earnouts to non-employees. The Warrants and Earnouts held by non-employees were not in the scope of ASC Topic 718 "Compensation—Stock Compensation" and were classified as derivative liabilities under ASC Topic 480, "Distinguishing Liabilities from Equity" or ASC Topic 815, "Derivatives and Hedging." Derivative Warrant and Earnout liabilities were classified as non-current liabilities as their liquidations were not reasonably expected to require the use of current assets or require the creation of current liabilities. The Company did not offset derivative assets and liabilities within the Consolidated Balance Sheets. At December 31, 2022, the number of Non-employee Warrants and Earnouts contracts issued and outstanding was 19,122 and 7,655, respectively.

As a result of the Warrant Transactions and Earnout Transaction, the Warrants held by non-employees were exchanged or exercised for shares of Class A Common Stock or OpCo Units (with an equivalent number of shares of Class B Common Stock) and the portion of the Earnouts held by non-employees that remained outstanding are no longer subject to forfeiture. As such, the Company reviewed the classification of the Warrants and Earnouts issued to non-employees under ASC Topic 480 or ASC 815 and concluded the fair value of the Warrant and Earnout liabilities should be reclassified to stockholders' equity. Immediately prior to closing of the transactions, the Company recorded the Warrants and Earnouts issued to non-employees at their fair values, and included these fair value adjustments in "Unrealized loss (gain) on derivatives, net" in the Consolidated Statements of Operations for the year ended December 31, 2023. At the closing of the transactions, the Company reclassified the fair values of the Warrants and Earnouts issued to non-employees to additional paid-in capital and noncontrolling interests within stockholders' equity from other liabilities, which resulted in a decrease to other liabilities and a corresponding increase to additional paid-in capital and noncontrolling interests on the consolidated balance sheet. At December 31, 2023, no Warrant and Earnout contracts issued to non-employees were outstanding.

The following table presents the balance sheet location and fair value of the Company's derivative liability instruments on a gross basis, none of which are designated as hedging instruments under ASC Topic 815.

	Balance Sheet Location	December 31,	
		2023	**2022**
Non-employee Warrants	Other liabilities	$ —	$ 4,398
Non-employee Earnouts	Other liabilities	—	7,658
		$ —	$ 12,056

73

The following table presents the effects of the Company's derivative instruments on the Company's Consolidated Statement of Operations for the periods presented.

	Statement of Operations Location	Year Ended December 31,		
		2023	2022	2021
Non-employee Warrants	Unrealized loss (gain) on derivatives, net	$ 11,091	$ (12,812)	$ (24,095)
Non-employee Earnouts	Unrealized loss (gain) on derivatives, net	2,294	(13,808)	(46,946)
		$ 13,385	$ (26,620)	$ (71,041)

NOTE 15 — FAIR VALUE MEASUREMENTS

The following table represents the Company's assets and liabilities measured at fair value on a recurring basis and the basis for that measurement according to the levels in the fair value hierarchy in ASC Topic 820, "Fair Value Measurement."

	December 31, 2023				December 31, 2022			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Non-employee Warrants	$ —	$ —	$ —	$ —	$ 4,398	$ 2,070	$ 2,328	$ —
Non-employee Earnouts	—	—	—	—	7,658	—	—	7,658
	$ —	$ —	$ —	$ —	$ 12,056	$ 2,070	$ 2,328	$ 7,658

The Company holds certain items that are required to be disclosed at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company's calculation of the fair value of liabilities associated with Public Warrants issued to non-employees was calculated using the market approach based upon the quoted market price of Nerdy Inc.'s Public Warrants at the end of the period. The Company's calculation of the fair value of liabilities associated with the Private Placement Warrants, FPA Warrants, and OpCo Warrants issued to non-employees was calculated based upon the quoted price for similar liabilities (the Public Warrants issued to non-employees) in active markets at the end of the period. As such, the Private Placement Warrants, FPA Warrants, and OpCo Warrants issued to non-employees were classified as Level 2. For additional information, see Note 1 and Note 14.

The fair value of liabilities associated with the Non-employee Earnouts was measured on a recurring basis using the Monte Carlo Option Pricing Method. The fair value measurement was categorized as Level 3, as the fair values utilize significant unobservable inputs. For additional information on the Non-employee Earnouts see Notes 1 and 14. The following table summarizes the Level 3 activity measured on a recurring basis.

Balance, December 31, 2022	$	7,658
Mark-to-market loss on Non-employee Earnouts		2,294
Reclassification to equity as a result of the Earnout Transaction		(9,952)
Balance, December 31, 2023	$	—

The fair value of each Earnout (both employee and non-employee) was estimated using the Monte Carlo Option Pricing Method. Inherent in the Monte Carlo Option Pricing Method were assumptions related to expected stock-price volatility, expected life, risk-free interest rate, and dividend yield. The Company estimated volatility based on the implied volatility using historical volatility of the Company's Public Warrants. The expected life of the Earnouts was assumed to be equivalent to their remaining contractual term. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected remaining life of the Earnouts. The Company anticipated the dividend rate was zero.

The following table presents the assumptions used for the initial measurement of the Earnouts (both employee and non-employee) on September 20, 2021 and to remeasure the fair value of outstanding Non-employee Earnouts liabilities as of December 31, 2022.

	December 31, 2022	September 20, 2021
Expected term (in years)	3.72	5.00
Stock price	$2.25	$11.20
Expected stock price volatility	79.0%	35.0%
Risk-free interest rate	4.1%	0.8%
Expected dividends	—%	—%
Fair Value (per Earnout)	$1.00	$8.94

The Company's financial assets and liabilities also include cash and cash equivalents, restricted cash, receivables, and accounts payable for which the carrying value approximates fair value due to their short maturities (less than 12 months).

Certain assets and liabilities, including definite-lived assets and goodwill, are measured at fair value on a non-recurring basis. For additional information on definite-lived assets and goodwill, see Notes 2, 11, and Note 12. There were no fair value measurement adjustments recognized related to definite-lived assets and goodwill during the years ended December 31, 2023, 2022, and 2021.

NOTE 16 — LONG-TERM DEBT

Loan and Security Agreement

On August 9, 2019, Nerdy LLC entered into a LSA for an aggregate principal amount of up to $50,000, subject to certain limitations. The LSA bore interest equal to the greater of either (i) 10.75% plus the prime rate as reported in The Wall Street Journal minus 5.5% or (ii) 10.75%. Additionally, Nerdy LLC was subject to paid-in-kind ("PIK") interest of 0.55% and an end of term charge equal to 3.00% of the total funded amount. Monthly payments on the LSA are interest only, with the principal, accrued PIK interest and the end of term charge due in full at maturity. Unused capacity under the LSA did not bear a commitment fee. The LSA was scheduled to mature on August 1, 2023, subject to certain conditions, was secured by substantially all of Nerdy LLC's assets and did not contain any financial covenants. Nerdy LLC incurred debt issuance costs of $613 associated with the LSA, which were deferred and were being amortized to interest expense over the term of the LSA. On July 28, 2021, Nerdy LLC borrowed $11,000 from the LSA, increasing total borrowings from $39,000 to $50,000.

With a portion of the proceeds received from the Reverse Recapitalization (see Note 1), Nerdy LLC repaid the $50,000 outstanding principal balance of the LSA. Additionally, Nerdy LLC paid $2,343 in PIK interest, end of term charges, and other expenses. In connection with these repayments and the extinguishment of the LSA, Nerdy LLC recorded a loss of $1,278, which was included in "Gain on extinguishment of debt, net" in the Consolidated Statement of Operations for the year ended December 31, 2021. This loss was recorded in the period prior to the Reverse Recapitalization as the debt did not legally survive the Reverse Recapitalization. The LSA was terminated in connection with the Reverse Recapitalization, and Nerdy LLC no longer had the ability to borrow under it after the Closing Date.

CARES Act Promissory Note

In 2020, Nerdy LLC applied for and received a promissory note (the "Promissory Note") under the Coronavirus Aid, Relief, and Economic Security (the "CARES Act") in the amount of $8,293. The Promissory Note was scheduled to mature on April 16, 2022 and bore a 1.00% interest rate. In 2021, the Company received notice that the full principal amount of the Promissory Note and accrued interest of $102 was forgiven in full. Accordingly, Nerdy LLC recorded a gain of $8,395, which was included in "Gain on extinguishment of debt, net" in the Consolidated Statement of Operations for the year ended December 31, 2021.

In connection with the Reverse Recapitalization (see Note 1), Nerdy Inc.'s Board of Directors approved repayment in full by Nerdy LLC of the previously forgiven principal amount and accrued interest of the Promissory Note. Accordingly, Nerdy LLC recorded the Promissory Note principal balance of $8,293 and accrued interest of $102 on the consolidated balance sheet, and reported a loss of $8,395, which was included in "Other (income) expense, net" in the Consolidated Statement of Operations for the year ended December 31, 2021. Nerdy LLC repaid the Promissory Note principal balance and accrued interest, which is included in "Net Cash Used In Operating Activities" in the Consolidated Statement of Cash Flows for the year ended December 31, 2021.

NOTE 17 — LEASES

The Company leases office space in St. Louis, Missouri and in Tempe, Arizona through operating lease agreements. Additionally, the Company subleases its Tempe, AZ office space as a result of a sublease agreement entered into in 2020. The Company has no finance lease agreements. The lease in St. Louis, MO has a remaining term of approximately 7 years, with two extension options. The lease and sublease in Tempe, AZ each have a remaining term of approximately two years. The Company makes payments to the lessor of the office space in Tempe, AZ, while receiving payments from the sublessee.

The following table presents the balance sheet location of the Company's operating leases.

| | December 31, | |
	2023	2022
ROU assets		
Other assets	$ 3,612	$ 2,925
Lease liabilities:		
Other current liabilities	$ 1,317	$ 1,528
Other liabilities	3,348	1,863
Total lease liabilities	$ 4,665	$ 3,391

The following table presents maturities of the Company's operating lease liabilities as of December 31, 2023.

	December 31, 2023
2024	$ 1,656
2025	1,205
2026	571
2027	581
2028	592
Thereafter	1,423
Total future minimum payments	$ 6,028
Less: Implied interest	1,363
Total lease liabilities	$ 4,665

The following table presents supplemental operations statement information related to the Company's operating leases and sublease agreements for the periods presented.

| | | Year Ended December 31, | | |
	Statement of Operations Location	2023	2022	2021 (a)
Operating lease expense	General and administrative expenses	$ 1,577	$ 1,541	$ 1,213
Variable lease expense	General and administrative expenses	179	110	—
Sublease income	General and administrative expenses	(1,028)	(1,008)	(602)

(a) Rent expense and sublease income as reported under ASC Topic 840, Leases.

As of December 31, 2023, the weighted-average remaining lease term and the weighted-average IBR of the Company's operating leases was approximately 4.97 years and 8.22%, respectively. As of December 31, 2022, the weighted-average remaining lease term and the weighted-average IBR of the Company's operating leases was approximately 2.30 years and 3.50%, respectively. Operating cash flows for amounts included in the measurement of the Company's operating lease liabilities were $1,808 and $1,629 for the years ended December 31, 2023 and 2022, respectively. ROU assets obtained in exchange for operating lease liabilities during the year ended December 31, 2023 were $2,776. No ROU assets were obtained in exchange for operating lease liabilities during the years ended December 31, 2022.

NOTE 18 — RELATED PARTIES

Tax Receivable Agreement

Nerdy Inc. has a Tax Receivable Agreement with the TRA Holders. The Tax Receivable Agreement generally provides for the payment by Nerdy Inc. to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state, and local income tax that Nerdy Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after the Reverse Recapitalization as a result of (i) certain increases in tax basis that occur as a result of (A) the Reverse Recapitalization (including as a result of cash received in the Reverse Recapitalization and debt repayment occurring in connection with the Reverse Recapitalization) or (B) exercises of the redemption or call rights set forth in the Nerdy LLC operating agreement, as amended; and (ii) imputed interest deemed to be paid by Nerdy Inc. as a result of, and additional basis arising from, any payments Nerdy Inc. makes under the Tax Receivable Agreement. Nerdy Inc. will retain the benefit of the remaining 15% of these net cash savings. If Nerdy Inc. elects to terminate the Tax Receivable Agreement early, Nerdy Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it to the TRA Holders under the Tax Receivable Agreement (based upon certain valuation assumptions and deemed events set forth in the Tax Receivable Agreement).

As of December 31, 2023, Nerdy Inc. has not recognized a liability of $114,951 under the Tax Receivable Agreement after concluding it was not probable that such Tax Receivable Agreement payments would be paid based on its estimates of Nerdy's LLC future taxable income. Nerdy Inc. did not make any payments to the TRA Holders under the Tax Receivable Agreement during the years ended December 31, 2023, 2022, or 2021. The amounts payable under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount, character, and timing of the taxable income of the Company in the future. If the valuation allowance recorded against the deferred tax assets applicable to the tax attributes referenced above is released in a future period, the Tax Receivable Agreement liability may be considered probable at that time and recorded within earnings.

NOTE 19 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Independent Contractor Classification Matters

Varsity Tutors, a consolidated subsidiary of the Company, is subject to various legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party Experts on its platform as independent contractors, and claims that, by the alleged misclassification, it has violated various labor and other laws that would apply to employees. Varsity Tutors disputes any allegations of wrongdoing and intends to continue to defend itself vigorously in these matters.

In 2019, a Complaint was filed in a Superior California Court against Varsity Tutors alleging that Varsity Tutors misclassified California tutors as independent contractors as opposed to employees in violation of the California Labor Code and seeking penalties and other remedies under California's Private Attorneys General Act ("PAGA"). In October 2023, Varsity Tutors agreed to a tentative settlement in this matter, which remains subject to Court approval (as required by PAGA) in mid-2024. The Company expensed $1,700 related to this matter during the year ended December 31, 2023, which was included in "General and administrative expenses" in the Consolidated Statements of Operations. At December 31, 2023, the Company accrued $2,000 for this matter, which was included in "Other current liabilities" on the Consolidated Balance Sheet.

For other proceedings challenging the classification of third-party Experts on its platform as independent contractors, the Company believes that it is at most only reasonably possible and not probable that Varsity Tutors will incur a loss under these legal and regulatory proceedings because of the Company's significant experience with such claims of this nature, as well as the Company's analysis of the facts and circumstances related to current claims. Additionally, the amount of loss cannot be reasonably estimated because the amount of loss contingency is often based on certain variable inputs (e.g., platform usage by the Expert, number of plaintiffs/claimants, jurisdiction, etc.) which make the determination of a range of loss not possible. As a result, there was no accrual recorded on the Consolidated Balance Sheets at December 31, 2023 or 2022 related to these matters. No expense was recorded in the years ended December 31, 2023, 2022, or 2021 related to these matters.

Other

The Company is subject to various other legal proceedings and actions in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accrual for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the consolidated financial condition, result of operations, or cash flows of the Company. Although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the consolidated financial condition, results of operations, or cash flows of the Company.

Executive Agreements

The Company maintains executive services agreements with certain members of its executive management team which contain separation from service clauses that provide for severance upon termination by the Company without cause, or certain other contractual terms.

NOTE 20 — STOCK-BASED COMPENSATION

Prior to the Reverse Recapitalization, Nerdy LLC's employees and executives participated in the Nerdy 2016 U.S. Unit Appreciation Rights Plan, the 2016 Canadian Unit Appreciation Rights Plan and the Varsity Tutors, LLC Incentive Unit Plan (collectively, the "Legacy Plans"). The Legacy Plans consisted of unit appreciation rights ("UAR(s)") and profit interest units ("PIU(s)"). UARs were subject to multi-year, time-based, graded, vesting schedules, typically over four or five years; and were only eligible for payment upon certain triggering events or as determined by Nerdy LLC's former board of managers. At settlement, UAR holders would have received the difference between the hurdle rate at issuance and the fair market value of a historical common unit of Nerdy LLC at the time of settlement. Because UARs were only settled upon the outcome of certain events, expense would only be recognized until such time that a triggering event is deemed to be probable. As no such triggering event existed prior to the Reverse Recapitalization, Nerdy LLC did not record expense related to the UARs in the period prior to the Reverse Recapitalization. PIUs represented a non-voting equity interest in Nerdy LLC that entitled the holder to appreciation in the historical equity value of Nerdy LLC arising after the date of grant and after such time as an applicable hurdle amount is met. PIUs were subject to multi-year, time-based, graded, vesting schedules, typically over a four to six year period. Prior to the Reverse Recapitalization, Nerdy LLC recognized the cost of the PIUs straight-line over the period during which the employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

In connection with the Reverse Recapitalization (see Note 1), UARs and PIUs were exchanged for Nerdy Inc. equity awards and cash. Nerdy LLC's UARs were converted into SARs of Nerdy Inc. and Nerdy LLC's PIUs were converted into either shares of Class B Common Stock, OpCo Units and cash, or RSAs. Holders of UARs received cash, SARs, or a combination of both. Holders of vested PIUs received a combination of OpCo Units (with an equivalent number of shares of Class B Common Stock) and cash. Holders of unvested PIUs received RSAs with the underlying equity being OpCo Units (with an equivalent number of shares of Class B Common Stock).

The UARs of current and former employees were modified in connection with the exchange discussed above. These modifications of the UARs of current and former employees were classified as Type III: Improbable to Probable, pursuant to ASC Topic 718. UARs of 437 current employees were modified and the Company recorded a step-up in the grant date fair value of the awards as of September 20, 2021, which was principally due to the difference between the UAR grant-date hurdle rates and the Company's stock price as of the modification date. During the year ended December 31, 2021, the Company recognized stock-based compensation expense of $32,066 related to this modification of the UARs, of which $2,457 and $29,609 was included in "Sales and marketing expenses" and "General and administrative expenses," respectively, in the Consolidated Statement of Operations. UARs of 362 former employees were modified and the Company recorded a step-up in the grant date fair value of the awards as of October 15, 2021, which was principally due to the difference between the UAR grant-date hurdle rates and the Company's stock price as of the modification date. During the year ended December 31, 2021, the Company recognized stock-based compensation expense of $3,697 related to this modification of the UARs, of which $124 and $3,573 was included in "Sales and marketing expenses" and "General and administrative expenses," respectively, in the Consolidated Statement of Operations.

The PIUs were also modified in connection with the exchange discussed above; however, as the modification was classified as Type 1: Probable-to-probable, pursuant to ASC Topic 718, no modification expense was recognized during the year ended December 31, 2021.

Following the Reverse Recapitalization, the Company's employees and Board of Directors began to participate in Nerdy Inc.'s 2021 Equity Incentive Plan (as amended, the "2021 Equity Plan"), which initially permitted the issuance of various stock-based compensation awards up to 27,775, including but not limited to SARs, RSUs, and Stock Options. The Company will no longer issue new awards under the Legacy Plans as all future grants will be issued under the 2021 Equity Plan or another equity plan that is approved by the Compensation Committee of the Company's Board of Directors. Awards issued under the 2021 Equity Plan have a maximum term of 10 years. At the 2022 annual meeting of stockholders of Nerdy Inc. held on May 4, 2022, Nerdy's stockholders approved an amendment to the 2021 Equity Plan to increase the number of authorized shares of Class A Common Stock that may be issued under the 2021 Equity Plan by 12,500 and to include an annual evergreen provision. The annual evergreen provision allows for: on January 1, 2023 and each January 1 thereafter, an increase in the number of shares of Class A Common Stock reserved for issuance under the 2021 Equity Plan by (a) five percent of the number of shares of Class A Common Stock issued and outstanding on a pro forma basis on the immediately preceding December 31 including: (1) all shares of Class A Common Stock underlying any then-outstanding Stock Options, Stock Appreciation Rights, Restricted Stock Units, and unvested Restricted Stock Awards and (2) the exchange of all shares of the Company's Class B Common Stock (including the shares of Class B Common Stock underlying any stock awards in clause (1)) or (b) such lesser number of shares as determined by the Company's Board of Directors.

Under the 2021 Equity Plan, Nerdy Inc. granted RSUs, in lieu of any cash compensation, to the legacy Nerdy LLC founder in consideration of the participant's future continued employment with the Company (the "Founder's Award"). Each RSU represents the right to receive one share of Class A Common Stock. The RSUs will vest based on the achievement of stock price hurdles. The initial Stock Price Hurdle is $18.00 per share, which will cause one-seventh of the RSUs to vest. Each hurdle is $4.00 per share greater than the previous and will cause an additional one-seventh of the RSUs to vest, with 100% vested at $42.00 per share. If the stock price hurdles are not met by September 20, 2028 ("Performance Period End Date"), the unvested RSUs will be forfeited. The stock price hurdles will be deemed achieved upon the first date prior to the Performance Period End Date on which the average closing market price on the NYSE of one share of Nerdy Inc.'s Class A Common Stock over a consecutive 90 calendar-day period, equals or exceeds the applicable dollar amount set forth in the vesting table.

Prior to the Warrant Transactions and the Earnout Transaction and issued as a result of the Reverse Recapitalization, the Company had outstanding Warrants and Earnouts (see Note 1). Warrants and Earnouts issued to current employees as of September 20, 2021 (the "Employee Warrants" and the "Employee Earnouts," respectively) were classified as stock-based compensation under ASC Topic 718 as these Warrants and Earnouts were granted conditionally based upon employment. Former employees were not granted Warrants and Earnouts. The Company recorded the fair value of the Employee Warrants and Employee Earnouts as stock-based compensation expense of $408 and $2,763, respectively, at the Closing Date as there was no required service period after that date. Of the total Employee Warrant expense, $79 and $329 was included in "Sales and marketing expenses" and "General and administrative expenses," respectively, in the Consolidated Statement of Operations for the year ended December 31, 2021. Of the total Employee Earnout expense, $46 and $2,717 was included in "Sales and marketing expenses" and "General and administrative expenses," respectively, in the Consolidated Statement of Operations for the year ended December 31, 2021. The grant date fair value of the Employee Earnout was determined using a Monte Carlo simulation. See Note 15 for the assumptions used to value the Employee Earnouts granted during the year ended December 31, 2021.

Total compensation cost for the Company's non-cash stock-based compensation awards recognized in the years ended December 31, 2023, 2022, and 2021 consisted of:

	Year Ended December 31,		
Financial Statement Location	**2023**	**2022**	**2021**
Sales and marketing expenses	$ 2,795	$ 4,086	$ 3,378
General and administrative expenses	41,474	43,158	51,039
Fixed assets, net (capitalized internal use software)	2,441	2,402	543
Total non-cash stock-based compensation costs	$ 46,710	$ 49,646	$ 54,960

As of December 31, 2023, the total compensation cost related to non-vested awards not yet recognized was $83,445, which is expected to be recognized over a weighted-average period of 2.16 years. The Company did not recognize any deferred tax benefit related to non-cash stock-based compensation expense for the years ended December 31, 2023, 2022, and 2021 as it had recorded a full valuation allowance against the deferred tax assets at Nerdy Inc. as of and for the years ended December 31, 2023, 2022, 2021. For additional discussion, see Note 8. Prior to the Reverse Recapitalization, Nerdy LLC was a partnership. As such, any deferred tax benefit related to non-cash stock-based compensation expense was allocated to its members. As of December 31, 2023 and 2022, total non-cash stock-based compensation costs, net of accumulated amortization, capitalized as "Capitalized internal use software" on the Consolidated Balance Sheets were $3,958 and $2,533, respectively. During the years ended December 31, 2023, 2022, and 2021, the Company amortized previously capitalized non-cash stock-based compensation costs of $1,016 and $406, and $6, respectively, which was included in "Cost of revenue" in the Consolidated Statements of Operations.

SARs (formerly UARs)

in thousands, except SARs, which are in ones, or where otherwise indicated	SARs	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Terms in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2022	6,547,981	$ 2.19		
Granted	—	—		
Exercised	(612,558)	2.00		
Forfeited	(176,834)	2.38		
Expired	—	—		
Outstanding at December 31, 2023	5,758,589	2.20	5.56	$ 7,614
Vested and expected to vest as of December 31, 2023	5,758,589	2.20	5.56	7,614
Exercisable at December 31, 2023	5,113,162	2.16	5.47	6,813

The fair value of each SAR that was modified was estimated on the modification date using the Black-Scholes Model. The Company used the simplified method for estimating a SAR term as it did not have sufficient historical exercise experience upon which to estimate an expected term. The expected term was estimated based on the award's vesting period and contractual term. Expected volatilities were based on historical volatility trends of peer companies as of the modification date. The risk-free rate was the interpolated U.S. Treasury rate for a term equal to the expected term. The dividend yield was set at zero as the underlying security as the Company does not intend to pay a dividend in the foreseeable future. The weighted-average assumptions and fair values for SARs modified in connection with the Reverse Recapitalization are summarized in the table below.

	2021
Expected term (in years)	4.28
Expected stock price volatility	57.8%
Risk-free interest rate	0.7%
Expected dividends	—%
Fair Value (per SAR)	$8.84

The total intrinsic value of SARs exercised during the years ended December 31, 2023 and 2022 was $1,171 and $636, respectively. There were zero SARs exercised during 2021 after the Reverse Recapitalization. In connection with the Reverse Recapitalization, certain holders of UARs received cash in exchange for a portion of their vested UARs.

RSAs (formerly PIUs)

RSAs are in ones and where otherwise indicated	RSAs	Weighted-Average Grant Date Fair Value Per Share
Nonvested RSAs at December 31, 2022	866,107	$ 1.64
Granted	—	—
Vested	(645,028)	1.51
Forfeited	(101,908)	0.95
Nonvested RSAs at December 31, 2023	119,171	2.96

The total vest date fair value of RSAs was approximated using the quoted market price of the Class A Common Stock on the vest date. The total vest date fair value of RSAs that vested during the years ended December 31, 2023 and 2022 was $2,103 and $3,591, respectively. The total vest date fair value of RSAs that vested during 2021 after the Reverse Recapitalization was $930. In connection with the Reverse Recapitalization, holders of RSAs that vested prior to the Reverse Recapitalization received a combination of OpCo Units (with an equivalent number of shares of Class B Common Stock) and cash.

Stock Options

Stock Options are in ones and where otherwise indicated	Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Terms in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2022	973,599	$ 7.22		
Granted	555,769	3.00		
Exercised	—	—		
Forfeited	(47,000)	11.20		
Expired	(88,750)	11.20		
Outstanding at December 31, 2023	1,393,618	5.15	8.38	$ 318
Vested and expected to vest as of December 31, 2023	1,393,618	5.15	8.38	318
Exercisable at December 31, 2023	658,241	6.77	7.59	26

The fair value of each stock option was estimated on the date of grant using the Black-Scholes Model. The Company uses the simplified method for estimating a stock option term as it does not have sufficient historical stock options exercise experience upon which to estimate an expected term. The expected term was estimated based on the award's vesting period and contractual term. Expected volatilities were based on the implied volatility of the Company's Public Warrants. The risk-free rate was the interpolated U.S. Treasury rate for a term equal to the expected term. The dividend yield was set at zero as the Company does not intend to pay a dividend in the foreseeable future. The weighted-average assumptions and fair values for stock options granted are summarized in the table below.

	2023	2022	2021
Expected term (in years)	5.50	5.65	6.26
Expected stock price volatility	83.0%	66.9%	59.5%
Risk-free interest rate	3.4%	2.9%	1.0%
Expected dividends	—%	—%	—%
Fair Value (per stock option)	$2.10	$2.12	$6.24

There were no stock options exercised during the years ended December 31, 2023, 2022, or 2021.

RSUs

RSUs in ones and where otherwise indicated	RSUs	Weighted-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	14,682,593	$ 3.60
Granted	11,475,317	3.83
Vested	(8,091,874)	3.53
Forfeited	(2,994,305)	3.71
Nonvested at December 31, 2023	15,071,731	3.79

The grant date fair value of each RSU award was determined based upon the closing price of the Company's Class A Common Stock on the date of grant. The weighted-average grant date fair value per share of RSUs granted during the years ended December 31, 2023, 2022, and 2021 was $3.83, $2.71, and $5.71, respectively. The total vest date fair value of RSUs that vested during the years ended December 31, 2023, 2022, and 2021 was $27,627, $17,388, and $189, respectively.

RSUs - Founder's Award

RSUs - Founder's Award in ones and where otherwise indicated	RSUs - Founder's Award	Weighted-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	9,258,298	$ 5.06
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2023	9,258,298	5.06

The grant date fair value of the Founder's Award was determined using a Monte Carlo simulation. Inherent in the Monte Carlo Option Pricing Method are assumptions related to expected stock-price volatility, expected term, and risk-free interest rate. The Company estimated the volatility of the Founder's Award based on implied volatility from historical volatility of select peer companies' common stock that matches the expected remaining life of the Founder's Award. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected remaining life of the Founder's Award. The expected term of the Founder's Award was assumed to be equivalent to the contractual term of 7 years. The assumptions used to value the Founder's Award granted during the year ended December 31, 2021 are summarized in the table below.

	2021
Expected term (in years)	7.00
Stock price	$11.20
Expected stock price volatility	36.0%
Risk-free interest rate	1.1%
Fair Value (per award)	$5.06

The Founder's Award grant-date fair value is recognized using the graded vesting method during which the employee is required to provide service in exchange for the award - the requisite service period. The requisite service period was determined to be the derived service period of 4.70 years.

As a result of the Warrant Transactions and Earnout Transaction, the Warrants held by employees were exchanged or exercised for shares of Class A Common Stock or OpCo Units (with an equivalent number of shares of Class B Common Stock) and the portion of the Earnouts held by non-employees that remained outstanding are no longer subject to forfeiture (see Note 1). At December 31, 2023, no Warrant and Earnout contracts issued to employees were outstanding.

Employee Warrants

Employee Warrants are in ones and where otherwise indicated	Employee Warrants	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Terms in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2022	188,958	$ 11.50		
Granted	—	—		
Exchanged or Exercised	(188,958)	11.50		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2023	—	—	—	$ —

The grant date fair value per share of Employee Warrants was determined using the market approach based upon the closing price of the Public Warrants on the date of grant, which was $2.16.

Employee Earnouts

Employee earnouts in ones and where otherwise indicated	Employee Earnouts	Weighted-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	309,179	$ 8.94
Granted	—	—
Vested	(120,353)	8.94
Forfeited	(188,826)	8.94
Nonvested at December 31, 2023	—	—

NOTE 21 — MEMBERS' EQUITY OF NERDY LLC

Prior to the Reverse Recapitalization, Nerdy LLC had historical equity described below authorized, issued and outstanding. As discussed in Note 1, Legacy Nerdy Holders received cash, Class A Common Stock, or Class B Common Stock, and OpCo Units in exchange for their Historical Nerdy LLC Equity, pursuant to the terms of the Business Combination Agreement. The Company recasted Historical Nerdy LLC Equity outstanding for the period prior to the Reverse Recapitalization, reflecting the exchange ratio of 1-for-0.64 (see Note 2). The historical Nerdy LLC units disclosed in this note give effect to the conversion for all periods presented, without any change to par value or per unit amounts. The Company has not made retroactive adjustments related to the historical book values of Historical Nerdy LLC Equity as the adjustments were considered immaterial.

Redeemable Preferred Units

Class B Redeemable Preferred Units

Nerdy LLC had authorized 25,920 units of Class B redeemable preferred voting units ("Class B Units"),

Class C Redeemable Preferred Units

Nerdy LLC had authorized 11,895 units of Class C redeemable preferred voting units ("Class C Units").

Redeemable Preferred Units Rights

Nerdy LLC's previously amended and restated operating agreement (the "Historical Nerdy LLC Operating Agreement") stated that starting the fifth anniversary of the Historical Nerdy LLC Operating Agreement, holders of a majority of the Class B and Class C units (collectively the "Senior Preferred Units") could have elected to have Nerdy LLC redeem one-third of the outstanding Senior Preferred Units within 60 days from the election date and then on each of the following two anniversaries, at a redemption price equal to the greater of (i) the applicable original issue price ("OIP") of such class of Senior Preferred Units or (ii) the fair market value of the Senior Preferred Units as of the redemption election date. Nerdy LLC's Senior Preferred Units were accreted to the greater of OIP or fair market value, which was the redemption value, at the end of each reporting date. Senior Preferred Units were convertible into common units at any time at the option of the holders, or automatically upon a qualified initial public offering, at a conversion price equal to the applicable OIP of such class of Senior Preferred Units, subject to adjustment for subsequent issuances of common units.

The following table summarizes the changes to Nerdy LLC's Class B Units for year ended December 31, 2021. The exchange of Nerdy LLC Class B Units and Class C Units related to the Reverse Recapitalization was initially recorded to additional paid-in capital and subsequently to cash and cash equivalents to the extent Legacy Nerdy LLC Holders received cash, on the consolidated balance sheet.

	Redeemable Preferred Units			
	Class B		Class C	
	Units	Value	Units	Value
Balance, December 31, 2020	25,920	$ 259,638	11,895	$ 119,158
Reverse Recapitalization, net	(25,920)	(259,638)	(11,895)	(119,158)
Balance, December 31, 2021	—	$ —	—	$ —

Nonredeemable Preferred Units

Class A Preferred Units

Nerdy LLC had authorized 5,060 units of Class A preferred voting units ("Class A Units").

Class A-1 Preferred Units

Nerdy LLC had authorized 5,007 units of Class A-1 preferred voting units ("Class A-1 Units").

Nonredeemable Preferred Units Rights

Class A Units were eligible to receive, in the aggregate, an amount equal to three times the Class A OIP (the "Class A Preferred Return") in accordance with and subject to the Company's distribution waterfall. Class A-1 Units were eligible to receive, in the aggregate, an amount equal to three times the Class A-1 OIP (the "Class A-1 Preferred Return" and together with the Class A Preferred Return, the "Preferred Return") in accordance with and subject to the Company's distribution waterfall. Alternatively, at the election of a holder at any time, or automatically in connection with a qualified initial public offering, the Class A Units and Class A-1 Units convert to common units in accordance with the then-applicable conversion ratio.

Common Units

Nerdy LLC authorized 54,761 units of common membership voting units. Common unit holders shared in Nerdy LLC's profits and distributions after the holders of Class A Units, Class A-1 Units, Class B Units, Class C Units and the Class A Units and Class A-1 Units Preferred Return, or on a pro rata basis in the event of a qualified initial public offering.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023. Based on that evaluation, the Company's CEO and CFO concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective.

Limitations on Effectiveness of Controls and Procedures

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2023, our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework (2013)*. Based on management's assessment utilizing these criteria, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

ITEM 9B. OTHER INFORMATION.

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2023, no director or "officer," as defined in Rule 16a-1(f) under the Exchange Act, of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is included in the Company's definitive proxy statement for its 2024 annual meeting of stockholders, to be filed with the United States Securities and Exchange Commission within 120 days after December 31, 2023 (the "2024 Proxy Statement") and is hereby incorporated by reference. Information regarding executive officers of the Company is included under the heading "Information about our Executive Officers" in "Business" in Part I, Item 1 of this report.

The Company has adopted a code of ethics, our Code of Conduct, applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which sets forth the Company's expectations for the conduct of business by our directors, officers, and employees. The Code of Conduct is available on the Company's website at www.nerdy.com. In the event the Company amends the Code of Conduct or waivers of compliance are granted and it is determined that such amendments or waivers are subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company will post such amendments or waivers on its website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is included in the 2024 Proxy Statement and is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is included in the 2024 Proxy Statement and is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is included in the 2024 Proxy Statement and is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is included in the 2024 Proxy Statement and is hereby incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Documents filed as a part of this report:

1. <u>Financial Statements</u>. The following consolidated financial statements of Nerdy Inc. are filed as a part of this document under Part II, Item 8.

   • Report of Independent Registered Public Accounting Firm

   • Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021

   • Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2022, and 2021

   • Consolidated Balance Sheets at December 31, 2023 and 2022

   • Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021

   • Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2023, 2022, and 2021

   • Notes to Consolidated Financial Statements

2. <u>Financial Statement Schedules</u>. None. Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. <u>Exhibits</u>.

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.1 filed with TPG Pace's Form 8-K filed by TPG Pace on January 29, 2021 (File No. 001-39595)).
2.2	First Amendment to Business Combination Agreement, dated as of March 19, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.2 filed with TPG Pace's Form S-4 filed by TPG Pace on March 19, 2021 (File No. 333-254485)).
2.3	Second Amendment to Business Combination Agreement, dated as of July 14, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.3 filed with TPG Pace's Form S-4/A filed by TPG Pace on July 15, 2021 (File No. 333-254485)).
2.4	Third Amendment to Business Combination Agreement, dated as of August 11, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.4 filed with TPG Pace's Form S-4/A filed by TPG Pace on August 11, 2021 (File No. 333-254485).

Exhibit No.	Description
2.5	Fourth Amendment to Business Combination Agreement, dated as of August 18, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.5 filed with TPG Pace's Form S-4/A filed by TPG Pace on August 19, 2021 (File No. 333-254485).
3.1	Certificate of Incorporation of Nerdy Inc. (incorporated by reference to Exhibit 3.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
3.2	Bylaws of Nerdy Inc. (incorporated by reference to Exhibit 3.2 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
4.1	Stockholders Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., each of (i) TPG Pace Tech Opportunities Sponsor, Series LLC, (ii) TCV VIII (A) VT, Inc. and TCV VIII (A), L.P., (iii) LCSOF XI VT, Inc, Learn Capital Special Opportunities Fund XIV, L.P., Learn Capital Special Opportunities Fund XV, L.P., Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P. and Learn Capital Special Opportunities Fund XVI, L.P. (A), L.P. and (iv) Cohn Investments, LLC and Charles K. Cohn VT Trust U/A/D May 26, 2017 (incorporated by reference to Exhibit 10.2 filed with TPG Pace's Form 8-K filed by TPG Pace on January 29, 2021 (File No. 001-39595).
4.2	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
10.1	Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (incorporated by reference to Exhibit 10.2 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
10.2	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC, dated March 14, 2022 (incorporated by reference to exhibit 10.2 filed with Nerdy's Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022 (File No. 001-39595)).
†10.3	Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with TPG Pace' Form 8-K filed by TPG Pace on January 29, 2021 (File No. 001-39595)).
†10.4	First Amendment to the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on May 5, 2022 (File No. 001-39595)).
†10.5	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
10.6	Form of Tax Receivable Agreement dated as of September 20, 2021 between Nerdy Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
10.7	First Amendment to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to exhibit 10.1 filed with Nerdy's Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022 (File No. 001-39595)).
10.8	Form of Indemnity Agreement for Directors (incorporated by reference to Exhibit 10.7 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
10.9	Forward Purchase Agreement, dated as of September 23, 2020, between TPG Pace and an affiliate of TPG Global, LLC (incorporated by reference to Exhibit 10.9 filed with TPG Pace's Form S-1/A filed by TPG Pace on September 24, 2020 (File No. 333-248594)).
10.10	Form of Forward Purchase Agreements, dated as of September 23, 2020, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.10 filed with TPG Pace's Form S-4 filed by TPG Pace on March 19, 2021 (File No. 333-254485)).
10.11	Form of Amendments No. 1 to the Forward Purchase Agreements, dated as of October 6, 2020, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.11 filed with TPG Pace's Form S-1/A filed by TPG Pace on October 1, 2020 (File No. 333-248594)).
10.12	Form of Amendments No. 2 to the Forward Purchase Agreements, dated as of January 29, 2021, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.12 filed with TPG Pace's Form S-4 filed by TPG Pace on March 19, 2021 (File No. 333-254485)).

Exhibit No.	Description
10.13	Private Placement Warrants Purchase Agreement, dated as of October 6, 2020, between TPG Pace and the Sponsor (incorporated by reference to Exhibit 10.3 filed with TPG Pace's Form 8-K filed by TPG Pace on October 13, 2020 (File No. 001-39595)).
10.14	Warrant Agreement, dated as of October 9, 2020, between TPG Pace and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with TPG Pace's Form 8-K filed by TPG Pace on October 13, 2020 (File No. 001-39595)).
†10.15	Form K-1 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.17 filed with Nerdy Inc.'s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021 (File No.001-39595)).
†10.16	Form W-2 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.18 filed with Nerdy Inc.'s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021 (File No.001-39595)).
†10.17	Varsity Tutors LLC 2016 U.S. Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.2 filed with Nerdy Inc.'s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021 (File No.333-261401)).
†10.18	Varsity Tutors LLC 2016 Canadian Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.3 filed with Nerdy Inc.'s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021 (File No.333-261401)).
†10.19	Nerdy Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on May 5, 2023 (File No. 001-39595)).
10.20	Amendment No.1 to the Warrant Agreement, dated as of September 26, 2023, by and between Nerdy Inc. and Continental Stock & Transfer Trust Company, as warrant agent (incorporated by reference to Exhibit 10.1 filed with Nerdy Inc.'s Form 8-K filed by Nerdy Inc. on September 26, 2023 (File No. 001-39595)).
10.21	Form of Earnout Equity Cancellation and Release Agreement, by and among Nerdy Inc., Nerdy LLC, and each of the holders party thereto (incorporated by reference to Exhibit 10.2 filed with Nerdy Inc.'s Form 8-K filed by Nerdy Inc. on September 26, 2023 (File No. 001-39595)).
21.1	List of Subsidiaries of Nerdy Inc. (incorporated by reference to Exhibit 21.1 filed with Nerdy Inc.'s Form S-1 filed by Nerdy Inc. on October 15, 2021 (File No. 333-260266)).
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (Included under Signatures).
31.1	Certification of Charles Cohn pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 27, 2024.
31.2	Certification of Jason Pello pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 27, 2024.
32.1*	Certification of Charles Cohn and Jason Pello, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 27, 2024.
97.1	Nerdy Inc. Compensation Recovery Policy.
101.INS	The instance document does not appear in the interactive data file because its XBRL (eXtensible Business Reporting Language) tags are embedded within the Inline XBRL document.
101.SCH	iXBRL (Inline XBRL) Taxonomy Extension Schema Document.
101.CAL	iXBRL (Inline XBRL) Taxonomy Calculation Linkbase Document.
101.DEF	iXBRL (Inline XBRL) Taxonomy Definition Linkbase Document.
101.LAB	iXBRL (Inline XBRL) Taxonomy Label Linkbase Document.
101.PRE	iXBRL (Inline XBRL) Taxonomy Presentation Linkbase Document.
104	The cover page from the Company's Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline XBRL) and contained in Exhibit 101.

† These exhibits constitute management contracts, compensatory plans, and arrangements.

* These certifications are deemed not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY.

None**.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Nerdy Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nerdy Inc.

Date: February 27, 2024

By: /s/ Charles Cohn

Name: Charles Cohn

Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Charles Cohn and Jason Pello, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resolution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles Cohn Charles Cohn	Director, President, and Chief Executive Officer (Principal Executive Officer)	February 27, 2024
/s/ Jason Pello Jason Pello	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ Catherine Beaudoin Catherine Beaudoin	Director	February 27, 2024
/s/ Robert Hutter Robert Hutter	Director	February 27, 2024
/s/ Christopher Marshall Christopher Marshall	Director	February 27, 2024
/s/ Gregory Mrva Gregory Mrva	Director	February 27, 2024
/s/ Kathleen Philips Kathleen Philips	Director	February 27, 2024
/s/ Stuart Udell Stuart Udell	Director	February 27, 2024